Exhibit 99.1

ALTRIA GROUP, INC.

LOUIS C. CAMILLERI	120 PARK AVENUE
CHAIRMAN OF THE BOARD	NEW YORK, NEW YORK 10017

March     , 2008

Dear Altria Stockholder:

As you know, on January 30, 2008, the Board of Directors of Altria Group, Inc. approved the spin-off of Philip Morris International Inc., or PMI, a wholly owned subsidiary of Altria which will be the world’s most profitable publicly traded tobacco company following the spin-off. The spin-off will enable each of Altria’s international and domestic tobacco businesses to focus exclusively on realizing its opportunities and addressing its challenges. Accordingly, we believe the spin-off will build long-term stockholder value.

As a result of the spin-off, each Altria stockholder will receive one share of PMI common stock for each share of Altria common stock held as of 5:00 p.m. New York City Time on March 19, 2008, the record date. The distribution of PMI shares will take place on March 28, 2008.

Altria has received a private letter ruling from the Internal Revenue Service and an opinion of counsel that the distribution of PMI common stock to Altria stockholders will qualify as a tax-free distribution for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state, local, and foreign tax laws, which may result in the distribution being taxable to you.

If you sell your shares of Altria common stock prior to or on the distribution date, you may also be selling your right to receive shares of PMI common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock prior to or on the distribution date.

Following the spin-off, Altria common stock will continue to trade on the New York Stock Exchange under the ticker symbol “MO” and PMI common stock will trade on the New York Stock Exchange under the ticker symbol “PM.” You need not take any action to receive your shares of PMI common stock. You do not need to pay any consideration for your shares of PMI common stock or surrender or exchange your shares of Altria common stock.

The attached information statement, which is being mailed to all Altria stockholders, describes the spin-off in detail and contains important information, including financial statements, about PMI.

We look forward to your continued interest and support.

Sincerely,

120 Park Avenue
New York, New York 10017

Louis C. Camilleri
Chairman and Chief Executive Officer-Elect	March , 2008

Dear Philip Morris International Inc. Stockholder:

It is my pleasure to welcome you as a stockholder of Philip Morris International Inc. Our products are sold in approximately 160 countries, we hold an estimated 15.6% share of the international cigarette market and, following the spin-off, we will be the world’s most profitable publicly traded tobacco company.

Our common stock will trade on the NYSE under the symbol “PM” following the spin-off.

I invite you to learn more about Philip Morris International Inc. by reviewing the enclosed information statement. We look forward to our future as a separately-traded public company and to rewarding your loyalty as a holder of Philip Morris International Inc. common stock.

Sincerely,

Preliminary and Subject to Completion, dated February 7, 2008

INFORMATION STATEMENT

Philip Morris International Inc.

Common Stock

(Without Par Value)

This Information Statement is being furnished in connection with the distribution of all the outstanding shares of Philip Morris International Inc. common stock by Altria Group, Inc. to holders of its common stock.

On January 30, 2008, after consultation with financial and other advisors, Altria’s Board of Directors approved the Distribution of 100% of Altria’s interest in PMI. On the Distribution Date, holders of Altria common stock will be entitled to receive one share of PMI common stock for each outstanding share of Altria common stock they held as of 5:00 p.m. New York City Time on the Record Date, March 19, 2008.

You will not be required to pay any cash or other consideration for the shares of PMI common stock that will be distributed to you or to surrender or exchange your shares of Altria common stock to receive the PMI common stock. The Distribution will not affect the number of shares of Altria common stock that you hold.

If you sell your shares of Altria common stock on or prior to the Distribution Date, you may also be selling your right to receive PMI common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock on or prior to the Distribution Date.

In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Altria first mailed this Information Statement to its stockholders on March     , 2008.

The date of this Information Statement is March     , 2008.

Unless otherwise indicated, all references in this Information Statement:

•	to PMI, us or we include Philip Morris International Inc. and its subsidiaries;

•	to Altria Group, Inc. or Altria include Altria Group, Inc. and its subsidiaries;

•	to PM USA mean the domestic tobacco subsidiary of Altria, Philip Morris USA Inc.;

•	to Kraft mean Kraft Foods Inc., a former subsidiary of Altria;

•	to years are to our fiscal years ended on the 31st day of December of the year indicated;

•	to quarters are to our fiscal quarters ended on the last day in March, June, September or December of the quarter indicated;

•	to the international tobacco market mean the worldwide tobacco market excluding the United States; and

•

to Adjusted EPS or Adjusted Diluted EPS mean our net earnings for a designated period of time divided by the number of shares used by Altria in calculating its basic or diluted earnings per share for that period of time.

The transaction in which PMI will be separated from Altria and become an independent public company is referred to in this Information Statement alternatively as the “Distribution” or the “Spin-off.”

(ii)

QUESTIONS AND ANSWERS ABOUT ALTRIA, PMI AND THE DISTRIBUTION

Q:	I own Altria shares. What will I receive as a result of the Spin-off?

A:	Altria will distribute one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date for the Distribution.

Q:	What is the Record Date for the Distribution, and when will the Distribution occur?

A:	The Record Date is March 19, 2008, and ownership is determined as of 5:00 p.m. New York City Time on that date. Shares of PMI common stock will be distributed on March 28, 2008. We refer to this date as the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	Nothing. You will receive one share of PMI common stock for each share of Altria common stock held as of the Record Date and retained through the Distribution Date. You may also participate in the Distribution if you purchase Altria common stock in the “regular way” market and retain your Altria shares through the Distribution Date. See “Summary—Trading Prior to or on the Distribution Date.”

Q:	If I sell my shares of Altria common stock before or on the Distribution Date, will I still be entitled to receive PMI shares in the Distribution?

A:	If you sell your shares of Altria common stock prior to or on the Distribution Date, you may also be selling your right to receive shares of PMI common stock. See “Summary—Trading Prior to or on the Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock prior to or on the Distribution Date.

Q:	Will the Spin-off affect the number of shares of Altria I currently hold?

A:	The number of shares of Altria common stock held by a stockholder will be unchanged. The market value of each Altria share, however, will decline to reflect the impact of the Distribution.

Q:	What are the U.S. federal income tax consequences of the Distribution to U.S. stockholders?

A:	Altria has received a private letter ruling from the Internal Revenue Service and an opinion of counsel that the Distribution of PMI common stock to Altria stockholders will qualify as a tax-free distribution for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the distribution being taxable to you. Altria will provide its U.S. stockholders with information to enable them to compute their tax basis in both Altria and PMI shares. This information will be posted on Altria’s website, www.altria.com/PMIspinoff, promptly following the Distribution Date. Certain United States federal income tax consequences of the Spin-off are described in more detail under “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Is the Distribution tax free to Non-U.S. stockholders?

A:	Non-U.S. stockholders may be subject to tax on the Distribution in jurisdictions other than the U.S. It is expected that the Distribution will be tax free in Canada and Sweden, but subject to tax in Denmark, France, Germany, Ireland, Japan, the Netherlands, Norway and Switzerland. We will post the results (if any) of foreign tax authority determinations on our website, including the Canada Revenue Agency’s conclusion whether the Distribution is tax free. See “The Distribution—Tax Consequences of the Distribution to Non-U.S. Stockholders.”

The foregoing is for general information purposes and does not constitute tax advice. Stockholders should consult their own tax advisors regarding the particular consequences of the Distribution to them.

Q:	When will I receive my PMI shares? Will I receive a stock certificate for PMI shares distributed as a result of the Spin-off?

A:	Registered holders of Altria common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of PMI common stock. For additional information, registered stockholders in the U.S. or Canada should contact Altria’s transfer agent, Computershare Trust Company, at 1-866-538-5172 or by e-mail at altria@computershare.com. Stockholders from outside the U.S. and Canada may call 1-781-575-3572. If you would like to receive physical certificates evidencing your PMI shares, please contact PMI’s transfer agent. See “Description of Capital Stock—Transfer Agent and Registrar.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Altria stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with PMI common stock. For additional information, those stockholders should contact their broker or bank directly. Questions regarding the Distribution can also be directed to our information agent, D.F. King & Co., Inc., at 1-800-290-6431.

Q:	What if I have stock certificates reflecting my shares of Altria common stock? Should I send them to the transfer agent or to Altria?

A:	No, you should not send your stock certificates to the transfer agent or to Altria. You should retain your Altria stock certificates. No certificates representing your shares of PMI common stock will be mailed to you. PMI common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system.

Q:	If I was enrolled in an Altria dividend reinvestment plan, will I automatically be enrolled in the PMI dividend reinvestment plan?

A:	Yes. If you elected to have your Altria cash dividends applied toward the purchase of additional Altria shares, the PMI shares you receive in the Distribution will be automatically enrolled in the PMI Direct Stock Purchase and Dividend Reinvestment Plan sponsored by Computershare Trust Company (PMI’s transfer agent and registrar), unless you notify Computershare that you do not want to reinvest any PMI cash dividends in additional PMI shares. For contact information for the PMI plan sponsor (Computershare), see “Description of Capital Stock—Transfer Agent and Registrar.”

Q:	Why is Altria separating PMI from its business?

A:	Altria’s Board of Directors and management believe the separation will provide the benefits set forth below under the caption “The Distribution—Reasons for the Distribution” and that achieving those benefits will result in greater aggregate value to stockholders who retain their Altria and PMI shares than would be obtained under the current structure.

Q:	Why is the separation of the two companies structured as a spin-off?

A:	A U.S. tax-free distribution of shares in PMI is the most tax efficient way to separate the companies.

Q:	Are there risks to owning PMI common stock?

A:	Yes. PMI’s business is subject both to general and specific business risks relating to its operations. In addition, the Spin-off presents risks relating to PMI’s being a separately-traded public company. See “Risk Factors.”

Q:	Does PMI plan to pay dividends?

A:	Yes. PMI plans to pay a dividend at the initial rate of $0.46 per share per quarter, or $1.84 per year. Dividends are subject to the discretion of PMI’s Board of Directors in accordance with applicable law. See “Dividend and Share Repurchase Policy.”

Q:	What will the relationship between Altria and PMI be following the Distribution?

A:	After the Distribution, Altria will not own any shares of PMI common stock. However, in connection with the Distribution, we are entering into a number of agreements with Altria that will govern the Spin-off and our future relationship with Altria. See “Relationship with Altria.”

Q:	What will Altria own following the Distribution?

A:	Altria will own 100% of PM USA, Philip Morris Capital Corporation and John Middleton, Inc., as well as its 28.6% economic interest in SABMiller plc.

ADDITIONAL FREQUENTLY ASKED QUESTIONS AND OTHER INFORMATION ARE AVAILABLE AT

WWW.ALTRIA.COM/PMISPINOFF

SUMMARY

The following is a summary of some of the information contained in this Information Statement. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma consolidated financial statements and the notes to those financial statements.

Philip Morris International Inc.

Our products are sold in approximately 160 countries. In 2007, we held an estimated 15.6% share of the 5.5 trillion unit, or individual cigarette, international cigarette market and an estimated 25.2% of the international cigarette market excluding the PRC. We held a 52.4% share of the international premium price category (excluding the PRC) in 2007. We estimate that this category represents 24% of total industry unit sales. We also are growing share in the below premium price category, which accounts for 76% of industry volume, and expanding our leading position in the American type blend category.

Our strong portfolio of brands is led by Marlboro, with an international volume exceeding the combined volume of the four Global Drive Brands of British American Tobacco plc, or BAT, as well as the combined volume of the four Global Focus Brands of Japan Tobacco Inc., or Japan Tobacco, our two largest international competitors. Following the Distribution, our brands will make us the world’s most profitable publicly traded tobacco company.

Summary of the Distribution

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Distributing company	Altria Group, Inc., which is the parent company of Philip Morris International Inc., Philip Morris USA Inc., Philip Morris Capital Corporation and John Middleton, Inc. In addition, Altria Group, Inc. has a 28.6% economic interest in SABMiller plc.

Distributed company	Philip Morris International Inc.

120 Park Avenue

New York, New York 10017

917-663-2000

Distribution ratio	Each holder of Altria common stock will receive one share of our common stock for each share of Altria common stock held on the Record Date.

Securities to be distributed	Approximately 2.109 billion shares of our common stock. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution.

Distribution agent, transfer agent and registrar for PMI shares	Computershare Trust Company

Record Date	5:00 p.m. New York City Time on March 19, 2008

Distribution Date	March 28, 2008

Stock exchange listing	Currently there is no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “PM.” We anticipate that trading will commence on a when-issued basis shortly before the Record Date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the Distribution Date, when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock following the Distribution. In addition, Altria common stock will remain outstanding and will continue to trade on the NYSE.

Settlement of intercompany receivable	Within 30 days of the completion of the Distribution, Altria will pay us the balance of our intercompany receivable.

Dividend policy	PMI plans to pay a dividend at the initial rate of $0.46 per share per quarter. Dividends are subject to the discretion of PMI’s Board of Directors in accordance with applicable law. See “Dividend and Share Repurchase Policy.”

Indemnities	We will indemnify Altria under the tax sharing agreement we have entered into in connection with the Distribution for the tax resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the U.S. Internal Revenue Code. For a discussion of Section 355(e), please see “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.” We will also indemnify Altria and its remaining subsidiaries against certain smoking and health claims and we will be indemnified by Philip Morris USA Inc. against certain smoking and health claims. Please see “Relationship with Altria—Agreements Between Altria and Us—Distribution Agreement” for a description of this indemnification.

U.S. federal income tax consequences	Altria has received a private letter ruling from the Internal Revenue Service and an opinion of counsel that the Distribution will qualify as a tax-free distribution for United States federal income tax purposes. Certain United States federal income tax consequences of the Spin-off are described in more detail under “The Distribution— U.S. Federal Income Tax Consequences of the Distribution.”

Conditions to the Distribution	We expect that the Distribution will be effective on March 28, 2008, provided that the conditions set forth under the caption “The Distribution—Distribution Conditions and Termination” have been satisfied in Altria’s sole and absolute discretion.

Purposes of the Distribution	Altria’s Board of Directors and management have determined that the Spin-off will enhance long-term stockholder value by providing the benefits set forth below under the caption “The Distribution— Reasons for the Distribution.”

Trading prior to or on the Distribution Date	It is anticipated that, beginning shortly before the Record Date, Altria’s shares will trade in two markets on the New York Stock Exchange, the “when issued” market and the “regular way” market. Investors will be able to purchase Altria shares without the right to receive PMI shares in the “when issued” market for Altria common stock. Any holder of Altria common stock who sells Altria shares in the “regular way” market on or before the Distribution Date will also be selling the right to receive PMI shares in the Distribution. You are encouraged to consult with your financial advisor regarding the specific implications of selling Altria common stock prior to or on the Distribution Date.

Our markets	In this Information Statement, unless otherwise indicated, when we discuss the international market, we refer to the global market except for the United States. When we discuss price and other types of categories, such as “premium,” we exclude international duty free markets. We conduct our business throughout virtually the entire international market, except for countries where our sales are subject to U.S. or other trade sanctions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment—Trade Policy.” When we refer to the PRC, we refer to the People’s Republic of China, China’s mainland cigarette market.

In the course of evaluating the performance of our business and in making operational and strategic decisions, management evaluates market share data. Management acquires these data by various means and the data measure different activities in different markets. Shipments, or volume, measures actual shipments to our customers based on the country of destination. In-market volume measures estimated sales to distributors, wholesalers or retail outlets, or retail sales to consumers, depending on data availability. While there is no uniform or agreed method for measuring market share data, all share data provided in this Information Statement consist of information that we use to run the business and that we believe are the most accurate data we can obtain at reasonable cost. Sources for these data include our actual shipment data, distributor provided data, retail surveys, governmental statistics, other third party information and internal estimates. Accordingly, we believe this information is useful to investors seeking to compare our performance over time or with that of our competitors. Market shares are subject to significant fluctuations when excise tax and other regulatory changes affect underlying sales trends, or when competitors introduce new products or implement heavy promotional programs.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table presents our summary historical consolidated financial information. The historical consolidated financial information for the years ended December 31, 2005, 2006 and 2007 is derived from our audited consolidated financial statements. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial data, which are included elsewhere in this Information Statement and have been prepared to reflect the adjustments to our historical financial information to give effect to the following transactions:

•	The anticipated cost of certain corporate functions to reflect our status as a stand-alone public company;

•	The incremental interest expense associated with the borrowings to finance the special dividends to Altria;

•	The cash settlement of all intercompany accounts;

•	The transfer of certain employee benefit plan assets and liabilities to us;

•	The transfer of federal tax contingencies to us; and

•	The cash payment to us as a result of the modifications to the existing Altria stock awards.

The unaudited pro forma condensed consolidated statement of earnings data assume that these transactions occurred as of January 1, 2007 and the unaudited pro forma condensed consolidated balance sheet data assume that these transactions occurred as of December 31, 2007. The unaudited pro forma condensed consolidated financial data are subject to the assumptions and adjustments set forth in the accompanying notes. Management believes that the assumptions used and adjustments made are reasonable under the circumstances and given the information available. Accordingly, the cash settlements described above are calculated as of December 31, 2007 and amounts actually recorded as of the Distribution Date will differ from the pro forma amounts used herein.

You should read the summary and unaudited pro forma condensed consolidated financial data in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary and unaudited pro forma condensed consolidated financial data are qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this Information Statement.

The unaudited pro forma condensed consolidated financial data are not necessarily indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred at the dates in the pro forma calculations.

	Years Ended December 31 (1)			Pro Forma 2007
	2005	2006	2007
	(in millions, except per share dollar amount)
Consolidated Statement of Earnings Data:
Net revenues	$45,288	$48,260	$55,096	$55,096
Cost of sales	7,645	8,153	8,720	8,720
Excise taxes on products	25,275	27,466	32,298	32,298

Gross profit	12,368	12,641	14,078	14,078
Marketing, administration and research costs	4,525	4,551	5,021	5,113
Italian antitrust charge		61
Asset impairment and exit costs	90	126	208	208
Gain on sale of business		(488)	(52)	(52)
Amortization of intangibles	18	23	28	28

Operating income	7,735	8,368	8,873	8,781
Interest expense, net	94	142	10	209

Earnings before income taxes and minority interest	7,641	8,226	8,863	8,572
Provision for income taxes	1,835	1,829	2,564	2,478

Earnings before minority interest	5,806	6,397	6,299	6,094
Minority interest in earnings, net of income taxes	186	251	273	273

Net earnings	$5,620	$6,146	$6,026	$5,821

Balance Sheet Data:
Cash and cash equivalents	$1,209	$1,676	$1,656	$1,284
Receivables	1,898	2,160	3,240	3,240
Inventories	5,420	7,075	9,332	9,332
Due from Altria and affiliates	693	588	257
Other current assets	805	426	567	567

Total current assets	10,025	11,925	15,052	14,423
Property, plant and equipment, at cost	8,118	9,462	11,685	11,685
Less accumulated depreciation	3,515	4,224	5,250	5,250

	4,603	5,238	6,435	6,435
Goodwill	5,571	6,197	7,925	7,925
Intangible assets, net	1,399	1,627	1,906	1,906
Other assets	1,537	1,133	725	725

Total assets	$23,135	$26,120	$32,043	$31,414

Short-term borrowings, including current maturities	$768	$564	$729	$729
Accrued taxes, except income taxes	2,682	3,541	4,523	4,523
Other current liabilities	2,884	2,884	3,299	3,213
Long-term debt	4,141	2,222	5,578	5,578
Deferred income taxes	1,024	1,166	1,240	1,203
Other liabilities	1,329	1,476	1,273	1,468
Stockholder’s equity	10,307	14,267	15,401	14,700

Total liabilities and stockholder’s equity	$23,135	$26,120	$32,043	$31,414

Cash Flow Data:
Cash provided by (used in):
Operating activities	$5,158	$6,236	$5,589	$5,433
Investing activities	(5,622)	(439)	(2,586)	(2,586)
Financing activities	(2,964)	(5,417)	(3,369)	(3,585)
Depreciation and amortization	527	658	748	748
Capital expenditures	(736)	(886)	(1,072)	(1,072)
Other Data:
Volume (in billions of units)	804	831	850	850
Corporate expenses	72	67	73	139
Adjusted Earnings Per Share Data (2):
Basic earnings per share	$2.71	$2.94	$2.87	$2.77
Diluted earnings per share	$2.69	$2.92	$2.85	$2.75
Shares used in computing:
Basic earnings per share	2,070	2,087	2,101	2,101
Diluted earnings per share	2,090	2,105	2,116	2,116

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements for events that affect the comparability of the amounts presented.

(2)	Assumes PMI shares outstanding were equivalent to Altria shares outstanding in each period.

OUR GOALS, STRENGTHS AND STRATEGIES

Our Goals

Our goals are:

•	to meet the expectations of adult smokers by offering innovative tobacco products of the highest quality available in their preferred price category;

•	to generate superior returns to our stockholders through revenue, volume, income and cash flow growth and a balanced program of dividends and share repurchases;

•	to reduce the harm caused by tobacco products by supporting comprehensive regulation and developing products with the potential to reduce the risk of tobacco related diseases; and

•	to be a responsible corporate citizen and to conduct our business with the highest degree of integrity.

Our Strengths

Our strengths are:

•

our financial resources—following the Spin-off, we will be the most profitable publicly traded tobacco company and a strong generator of cash flow, which enables us to support and expand our brand portfolio and geographic reach, to fund innovation and the research and development of both conventional products and potentially reduced risk products and to reward stockholders;

•

our scale and infrastructure—our size and scope in both mature and emerging markets enable us to be efficient and effective in serving our consumers and customers worldwide and to expand our brands geographically as well as to reduce costs and improve productivity; we are the market leader in 11[1] of the top 30 international markets and number two in an additional 8 of these markets;

•

our powerful and diverse brand portfolio, led by the world’s best selling international cigarette, Marlboro—Marlboro competes consistently in the profitable premium segment; our superior portfolio of international brands with strong brand equity also includes the premium and above brands Parliament and Virginia Slims, high price Chesterfield, mid-price L&M and low price Bond Street, Red & White and Next, as well as the Philip Morris brand, Lark and Muratti;

•

a successful track record in acquiring and integrating companies—in 2005 we purchased Sampoerna in Indonesia, and this company, which contributed $593 million to our operating income in 2007, is performing above our initial expectations; other recent acquisitions in Colombia and Serbia and our increased investments in Mexico and Pakistan have also reinforced our position in emerging markets; we will continue to pursue business development opportunities that make strategic and financial sense;

•

our focus on cost controls, productivity gains and manufacturing efficiencies—this focus is reflected in the streamlining of our operations center in Switzerland, the development of shared service centers, supply chain optimization and the previously announced plans for additional factory rationalization, including the re-sourcing of production volume from the USA to Europe;

•

our R&D capabilities—our research and development efforts are primarily focused on the development of products with the potential to reduce the risk of tobacco related diseases based on a better understanding of the mechanisms of smoking related diseases; for our conventional products, we concentrate on product improvement, regulatory compliance, quality assurance and the development of innovative products in terms of blends, packaging and cigarette and filter construction;

[1]	Assumes Imperial had acquired Altadis and Japan Tobacco had acquired Gallaher on January 1, 2006.

•

comprehensive and positive attitude towards regulation—we actively seek a comprehensive and cohesive regulatory framework for all tobacco products that is based on the principle of harm reduction and will establish rules that:

–	govern the manufacture, marketing, sale, and use of conventional products that meet adult consumers’ preferences.

–	require all manufacturers to follow the same high standards in product development, assessment and testing.

–	encourage the development and commercialization of products with the potential to reduce the risk of tobacco related diseases.

•

quality of our employees and their proven ability to execute—we have an experienced management team, strong organizational depth, and a highly motivated and diverse professional workforce; we provide challenging career opportunities to attract and retain people who are dedicated and effective.

Our Strategies

We intend to create superior value for our investors by executing the following key strategies:

•	Further strengthen our brand portfolio through innovation leadership based on enhanced consumer understanding. We are working to:

–

reinforce Marlboro’s market leadership by using our deep consumer understanding and engagement to introduce innovative new packaging, new blends and other line extensions, and by supporting Marlboro’s vibrant brand equity with strong and fresh executions of its iconic campaign and image building promotions.

–

restore L&M’s growth momentum by revitalizing the brand family with products that have a higher overall preference than the current offering, especially among consumers of competitive brands, due to L&M’s smoother taste and attractive new pack design, and by the continued expansion of the brand to new markets and new taste segments.

–

further develop and expand our portfolio of premium and high price brands, including Parliament, Virginia Slims and Chesterfield, that competes successfully across a range of consumer preferences in a variety of market segments across the world.

–

expand our position in profitable low price segments with a mix of international brands, such as Bond Street, Red & White and Next, and local brands, such as Diana, Petra, f6, Assos and Delicados, while remaining focused on further strengthening our share in the premium price category.

•

Successfully develop next generation products that meet adult consumer preferences and have the potential to reduce the risk of tobacco related diseases and, once that objective is met, profitably commercialize those products.

•

Work with governments and other stakeholders to implement a comprehensive, consistent and cohesive regulatory framework that applies to all tobacco product categories and is based on the principle of harm reduction. We are working to:

–	achieve equitable fiscal measures that are integrated with public health policy.

–	support restrictions on general tobacco product advertising, marketing and sponsorship, while maintaining our ability to communicate directly with adult smokers.

–	obtain rigorous science-based product regulations establishing testing, reporting and performance standards for all tobacco products.

–	obtain comprehensive and fully enforced measures to prevent youth smoking.

–

support public smoking restrictions in indoor public places, while maintaining adult smokers’ ability to enjoy tobacco products in some public venues, and preserving the right of adults to smoke in private places.

–	obtain comprehensive and fully enforced measures to prevent the manufacture of counterfeit products and illicit trade.

–	establish an appropriate regulatory framework for the manufacture and commercialization of products with the potential to reduce risk.

•	Pursue business development opportunities.

–

we have historically expanded our business through a mixture of organic growth, acquisitions and access to new markets and we will continue to evaluate all potential acquisition and other business development opportunities using a disciplined approach.

–	we will only pursue those opportunities that we believe are financially and strategically compelling and will enhance long-term stockholder value.

•	Increase speed to market, improve organizational effectiveness and enhance productivity.

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we have revised our operating model to provide our market managers with greater flexibility and higher levels of decision making responsibilities, and introduced a new consumer insights and innovation process that is intended to provide an enlarged pipeline of new product concepts and ideas, increase our speed to market and enhance the probability of successful new launches.

–

we will continue to pursue efforts to control costs in all areas through initiatives such as clustering manufacturing plants and support services, centralizing materials purchasing, streamlining the number of product offerings, simplifying blend and product specifications, grouping back office operations in lower cost locations and investing in productivity enhancing information technology infrastructure and programs.

•	Attract, motivate and retain the best global talent.

–

we will continue to develop our employees through well structured development and advancement plans that will provide them with challenging professional assignments, attractive career opportunities and competitive remuneration.

–	while our focus will remain on internal talent development, our efforts will be complemented by selected external recruiting at all levels of the organization.

RISK FACTORS

You should carefully consider the risks described below and the other information in this Information Statement in evaluating us and our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, in which case the trading price of our common stock could decline. This Information Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Information Statement. See “Forward-Looking and Cautionary Statements.”

Risks Related to Our Business and Industry

Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may affect our profitability disproportionately and make us less competitive versus certain of our competitors.

Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our manufactured cigarette brands versus competitive manufactured cigarette brands. Because our portfolio is weighted toward the premium price manufactured cigarette category, tax regimes based on sales price have placed us at a competitive disadvantage in certain markets. As a result, our volume and profitability are adversely affected in these markets.

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium price to the mid-price or low price cigarette categories where we may be under-represented, from domestic sales to legal cross-border purchases of lower price products or to illicit products such as contraband and counterfeit.

The European Commission is seeking to alter minimum retail selling price systems.

Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of preventing the use of tobacco products.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such actions will continue to reduce consumption levels. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization’s Framework Convention for Tobacco Control, or FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and appeal of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors and generic packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

•	requirements regarding testing, disclosure and use of tobacco product ingredients;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

Partly because of some or a combination of these measures, unit sales of tobacco products in certain markets, principally Western Europe and Japan, have been in general decline and we expect this trend to continue. Our operating income could be significantly affected by any significant decrease in demand for our products, any significant increase in the cost of complying with new regulatory requirements and requirements that lead to a commoditization of tobacco products.

Litigation related to cigarette smoking and exposure to environmental tobacco smoke, or ETS, could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 14 to our consolidated financial statements and “Business—Litigation” for a discussion of tobacco-related litigation.

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low price products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, government-owned tobacco monopolies, principally in the PRC, Egypt, Thailand, Taiwan and Algeria. Industry consolidation and privatizations of governmental monopolies have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

Because we have operations in numerous countries, our results may be influenced by economic, regulatory and political developments in many countries.

Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threat of war may have a significant impact on the business environment. Economic, political, regulatory or other developments could disrupt our supply chain or our distribution capabilities. In addition, such developments could lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, which could reduce our volumes, revenues and net earnings. In certain markets, we are dependent on governmental approvals of various actions such as price changes.

In addition, despite our high ethical standards and rigorous control and compliance procedures aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our international partners and employees.

We may be unable to anticipate changes in consumer preferences or to respond to consumer behavior influenced by economic downturns.

Our tobacco business is subject to changes in consumer preferences, which may be influenced by local economic conditions. To be successful, we must:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and broaden brand portfolios;

•	improve productivity; and

•	be able to protect or enhance margins through price increases.

In periods of economic uncertainty, consumers may tend to purchase lower price brands, and the volume of our premium price, high price and mid-price brands and our profitability could suffer accordingly.

We lose revenue as a result of counterfeiting, contraband and cross-border purchases.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the amount of revenue we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets and allegations of false and misleading usage of descriptors such as “lights” and “ultra lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment—Governmental Investigations” for a description of governmental investigations to which we are subject.

We may be unsuccessful in our attempts to produce cigarettes with the potential to reduce the risk of tobacco related diseases.

We continue to seek ways to develop and to commercialize new product technologies that may reduce the risk of smoking. Our goal is to reduce constituents in tobacco smoke identified by public health authorities as harmful while continuing to offer adult smokers products that meet their taste expectations. We may not succeed in these efforts. If we do not succeed, but one or more of our competitors do, we may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of these products.

Our reported results could be adversely affected by currency exchange rates and currency devaluations could impair our competitiveness.

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

The repatriation of our foreign earnings may increase our effective tax rate.

Because we are a U.S. holding company, our most significant source of funds will be distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall tax rate in the years such distributions take place.

Our ability to grow may be limited by our inability to introduce new products, enter new markets or to improve our margins through higher pricing and improvements in our brand and geographical mix.

Our profitability may suffer if we are unable to introduce new products or enter new markets successfully, to raise prices or maintain an acceptable proportion of our sales of higher margin products and sales in higher margin geographies.

We may be unable to expand our portfolio through successful acquisitions.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions. Acquisition opportunities are limited and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms or that future acquisitions will be accretive to earnings.

Government mandated prices, production control programs, shifts in crops driven by economic conditions and adverse weather patterns may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and crop quality can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

Risks Related to Our Separation from Altria

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

Prior to the Distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this Information Statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions.

A number of our shares are or will be eligible for future sale, which may cause our stock price to decline.

Upon completion of the Distribution, we will have outstanding an aggregate of approximately 2.109 billion shares of our common stock. Virtually all of these shares will be freely tradable without restriction or registration under the Securities Act of 1933. We are unable to predict whether large amounts of common stock will be sold in the open market following the Distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Altria’s common stock is held by index funds tied to the Standard & Poor’s 500 Index, the Dow Jones Industrial Average or other stock indices. If we are not included in these indices at the time of the Distribution, these index funds will be required to sell our stock.

We could incur significant indemnity obligations if our action or failure to act causes the Distribution to be taxable.

Under the tax sharing agreement between Altria and us, we have agreed to indemnify Altria and its affiliates if we take, or fail to take, any action where such action, or failure to act, precludes the Distribution from qualifying as a tax-free transaction. For a discussion of these restrictions, please see “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

We have no history operating as an independent public company and we may be unable to make the changes necessary to operate as an independent public company, or we may incur greater costs as an independent public company that may cause our profitability to decline.

Prior to the separation, a management services subsidiary of Altria provided various corporate services for us, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs and tax services. Following the separation, Altria’s management services subsidiary will have no obligation to provide these services to us other than the interim services that are described in “Relationship with Altria.” If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once our transition services agreement expires, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Altria’s management services subsidiary currently provides us. We may not be successful in implementing these systems and services or in transitioning data from Altria’s systems to ours.

Your percentage ownership of our common shares may be diluted by future acquisitions.

One of the purposes of the Spin-off is to provide us with focused common stock that can be used to fund acquisitions. To the extent we issue new shares of common stock to fund acquisitions, your percentage ownership of our shares will be diluted. There is no assurance that the effect of this dilution will be offset by accretive earnings from the acquisition.

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. We are identifying important facts that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the cautionary statements under the caption “Risk Factors.” We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under the caption “Business.” You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the risks discussed in this Information Statement to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

THE DISTRIBUTION

General

The separation of PMI from Altria will be accomplished through a pro rata distribution by Altria of 100% of our outstanding common stock to Altria stockholders, which we refer to as the Distribution or the Spin-off, on March 28, 2008, the Distribution Date. As a result of the Distribution, each holder of Altria common stock as of 5:00 p.m. New York City Time on March 19, 2008, the Record Date, will:

•	receive one share of our common stock for each share of Altria common stock owned by such holder; and

•	retain such holder’s shares in Altria.

Altria stockholders will not be required to pay for shares of our common stock received in the Distribution or to surrender or exchange shares of Altria common stock in order to receive our common stock or to take any other action in connection with the Distribution. No vote of Altria stockholders is required or sought in connection with the Distribution, and Altria stockholders have no appraisal rights in connection with the Distribution.

Reasons for the Distribution

After much consideration, Altria’s Board of Directors and management determined that our separation from Altria would provide the following benefits:

•	an improved focus on the different market dynamics, competitive frameworks, challenges and opportunities that Altria and PMI face;

•	a more optimal and efficient capital allocation to enhance stockholder value, coupled with greater financial flexibility, including an increase in the combined debt capacity of Altria and PMI;

•	greater transparency leading to the elimination of the sum-of-the-parts discount under which Altria’s common stock has typically traded;

•	a significant reduction in corporate overheads, including the closure of Altria’s corporate headquarters in New York;

•	the creation of a potential acquisition currency in the form of more focused equity that neither of Altria’s tobacco subsidiaries has had available prior to the Spin-off; and

•	a tighter alignment of compensation and rewards with the performance of each entity.

Once separated, based on net income, Altria will be the third largest publicly traded tobacco company in the world and we will be the largest, providing each with the necessary scale to operate on a stand alone basis.

The U.S. cigarette market differs substantially from international markets. The U.S. cigarette industry is characterized by declining consumption trends, brand concentration, narrow gaps between price segments, a fully specific cigarette excise tax structure, broad third party distribution and low tariff barriers. Within this market, PM USA has a 50.6% market share and Marlboro contributes 82% of its shipment volume.

In contrast, the international tobacco industry is characterized by flat to growing consumption trends, a proliferation of brands, wide price gaps, myriad excise tax structures, significantly different modes of distribution and, frequently, protectionist trade policies. We have a 15.6% share of the international market, with Marlboro contributing approximately 37% of our shipment volume.

These differing market dynamics require fundamentally different business strategies and offer significantly different business opportunities for growth. PM USA is pursuing growth in adjacent product categories such as smokeless, while we seek primarily to expand our cigarette business both organically and through acquisitions.

The separation will enable management of each company to focus exclusively on these disparate challenges and opportunities, eliminate the layer of parent company management and facilitate quicker and more flexible decision making. Reflecting these disparate market dynamics, there is today no major competitor with significant operations both in the United States and international markets. As independent companies, PM USA and PMI will each be better positioned to compete with its major competitors.

These different market characteristics cause us to have capital allocation needs that will differ from Altria’s needs following the Spin-off. Based on these needs, as separate companies, Altria and PMI will each determine the capital structure and other financial policies that best enable it to target the stockholder base that is most appropriate to its business fundamentals.

The separation will improve our ability to grow through acquisitions. As an independent company, our debt capacity will increase because rating agencies and lenders will no longer link our borrowings with Altria’s. We will also have our own focused publicly traded stock that we can use as acquisition currency. As a result, the Spin-off will optimize our growth potential.

Results of the Distribution

After the Distribution, we will be an independently traded public company. Immediately following the Distribution, we expect to have approximately 100,000 registered holders of shares of our common stock.

We and Altria will be parties to a number of agreements that govern the Spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with Altria—Agreements Between Altria and Us.”

The Distribution will not affect the number of outstanding shares of Altria common stock or any rights of Altria stockholders.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution are set forth in a distribution agreement between Altria and us. Under that agreement, the Distribution will be effective on the Distribution Date. As a result of the Distribution, each Altria stockholder will receive one share of our common stock for each share of Altria common stock owned on the Record Date. For registered Altria stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Altria common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. See “When and How You Will Receive PMI Shares” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights to acquire a pro rata portion of any new equity issuance. See “Description of Capital Stock.” Following the Distribution, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive PMI Shares

On the Distribution Date, Altria will release its shares of our common stock for distribution by Computershare, our distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders.  Many Altria stockholders have Altria common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their Altria common stock in an account with a bank or brokerage firm, our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the Distribution. We anticipate that this will take three to eight business days after the Distribution Date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders.  If you are the registered holder of Altria common stock and hold your Altria common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System.  PMI common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock—Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the Distribution Date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Transferability of Shares You Receive

The shares of our common stock distributed to Altria stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their shares of PMI common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of our common stock in excess of the greater of:

•	1% of the then outstanding number of shares of our common stock; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Employee Stock-Based Plans

In connection with the Distribution, each option for Altria common stock granted under Altria’s option plans will be split into options to acquire Altria common stock and PMI common stock. Holders of Altria options will receive the following options, having an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria options:

•	a new PMI option (issued by us) to acquire that number of shares of our common stock equal to the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

The exercise price of each option will be pro rated to reflect the relative market values of our shares and Altria shares immediately before the Distribution. As a result, the new PMI option and the adjusted Altria option will have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria options.

Holders of Altria restricted or deferred stock awarded prior to January 30, 2008, will receive one deferred or restricted share of our common stock for each share of Altria restricted or deferred stock held on the Distribution Date. Employees who were awarded Altria deferred stock on or after January 30, 2008, will receive an adjusted award of deferred stock consisting entirely of their employer’s (Altria or our) common stock on the Distribution Date.

U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences to us, Altria and U.S. Holders (as defined below) of Altria common stock as a result of the Distribution of our common stock to holders of Altria common stock. This summary is not a complete description of those consequences and, in particular, may not address U.S. federal income tax considerations that affect the treatment of a stockholder who acquired Altria common stock as compensation or of a stockholder subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the Distribution of our common stock to you. In addition, no information is provided herein with respect to tax consequences under applicable foreign, state, local or other laws, other than U.S. federal income tax laws. The Distribution may be taxable to you under such foreign, state, local and other laws. Further, this summary is based upon provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions in effect as of the date of this Information Statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the Distribution of the PMI common stock to you.

For purposes of this summary, a U.S. Holder is a beneficial owner of Altria common stock that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds Altria common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Altria common stock should consult its tax advisor.

Tax-Free Status of the Distribution.  Altria has received a private letter ruling from the IRS to the effect that, for United States federal income tax purposes:

•	No gain or loss will be recognized by (and no amount will be included in the income of) the stockholders of Altria upon the receipt of the stock of PMI in connection with the Distribution.

•	No gain or loss will be recognized by Altria on the distribution of the stock of PMI in connection with the Distribution.

•

The aggregate basis of the Altria shares and the PMI shares in the hands of the stockholders of Altria after the Distribution will be the same as the basis of the Altria shares in the hands of its stockholders immediately before the Distribution.

•

The holding period of the stock of PMI to be received by the Altria stockholders will include the holding period of the Altria stock held by each such stockholder prior to the Distribution, provided that the shares of Altria were held as a capital asset on the date of the Distribution.

•	Proper allocation of earnings and profits between Altria and PMI will be made.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Altria will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Internal Revenue Code. Rather, the private letter ruling is based upon representations by Altria that these legal requirements have been satisfied, and any inaccuracy in the representations could prevent Altria from relying on the ruling.

Altria has also received an opinion from outside legal counsel, to the effect that the Spin-off will qualify as tax free to Altria and Altria stockholders for U.S. federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. The opinion relies on the IRS letter ruling as to matters covered by the ruling. The opinion is based on, among other things, certain assumptions and representations as to factual matters made by Altria and us, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion.

If the Distribution were not to qualify as a tax-free distribution for U.S. federal income tax purposes, then each stockholder of Altria receiving shares of PMI common stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the PMI common stock received. In addition, Altria would recognize a taxable gain equal to the excess of the fair market value of the PMI common stock distributed over Altria’s adjusted tax basis in such stock.

Even if the Distribution otherwise qualifies as a tax-free distribution, it might be taxable to Altria under Section 355(e) of the Internal Revenue Code if 50% or more of either the total voting power or the total fair market value of the stock of Altria or PMI is acquired as part of a plan or series of related transactions that include the Distribution. If Section 355(e) applies as a result of such an acquisition, Altria would recognize a taxable gain as described above, but the Distribution would generally be tax free to Altria stockholders.

Indemnification.  Under the tax sharing agreement between Altria and PMI, PMI has agreed to indemnify Altria and its affiliates if PMI takes, or fails to take, any action where such action, or failure to act, precludes the Distribution from qualifying as a tax-free transaction. See “Relationship with Altria—Agreements Between Altria and Us.”

Information Reporting.  Current Treasury regulations require certain “significant” Altria stockholders (who immediately before the Distribution own 5% or more of Altria stock) who receive PMI common stock pursuant to the Distribution to attach to his or her U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the Distribution of Section 355 of the Internal Revenue Code. We will provide appropriate information to each holder of record of Altria common stock as of the Record Date to allow this requirement to be met.

Tax Consequences of the Distribution to Non-U.S. Stockholders

Canadian Tax Consequences.  This discussion provides information regarding certain Canadian federal income tax consequences of the Distribution generally applicable to Altria stockholders who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, are resident or deemed to be resident in Canada, hold their Altria common shares and will hold their PMI common shares as capital property and deal at arm’s length with, and are not affiliated with, Altria or PMI. This discussion does not address tax consequences to Canadian resident Altria stockholders who hold Altria common shares through a deferred income plan or to an Altria stockholder that is a “financial institution” for purposes of the “mark-to-market” rules in the Canadian Tax Act.

The Canadian Tax Act provides that a distribution by a U.S. resident corporation of common shares of another U.S. resident corporation to Canadian stockholders in a U.S. tax-free spin-off can, in certain circumstances, qualify for tax-free treatment under section 86.1 of the Canadian Tax Act. To qualify, the U.S. corporation must provide certain required information to the Canada Revenue Agency (“CRA”). Altria anticipates that the CRA will conclude that the Distribution qualifies for the tax-free treatment provided for in section 86.1, and, accordingly, is in the process of providing to the CRA the information required by section 86.1. Altria will post the results of the CRA’s determination on its website once such results become available. The CRA may also post such results on its website. Altria can give no assurance that the CRA will conclude that the Distribution will qualify for the tax-free treatment provided for in section 86.1.

If the Distribution qualifies for tax-free treatment under section 86.1, a stockholder is generally entitled to make an election to have the distribution not included in income. Where a valid election is made, the adjusted cost base of a stockholder’s Altria common shares immediately before the Distribution is required to be allocated between such Altria common shares and the PMI common shares received by the stockholder in the Distribution, based on the relative fair market values of such Altria common shares and PMI common shares immediately after the Distribution. In order to receive tax-free treatment, a stockholder must make a valid election pursuant to section 86.1 of the Canadian Tax Act. The election must be made in writing, must be filed with the stockholder’s paper tax return for the taxation year that includes the date of the Distribution, and must provide the information required by the CRA.

If the Distribution does not qualify for tax-free treatment under section 86.1 or if a valid tax election, as described above, is not filed, a Canadian resident Altria stockholder would be required to include in the stockholder’s income for Canadian tax purposes, as a taxable dividend from Altria, an amount equal to the fair market value of the PMI common shares received, determined as of the date of the Distribution. Stockholders would not be entitled to the gross-up and dividend tax credit treatment (for individuals) or the inter-corporate dividend deduction (for corporations) normally applicable to dividends received from taxable Canadian corporations.

The foregoing is for general information purposes and does not constitute tax advice to any Canadian stockholder. Such stockholders should consult their own tax advisors regarding the particular consequences of the Distribution to them, including the applicability and effect of any Canadian federal, provincial and territorial and foreign tax laws, and regarding the actions and information necessary to make the required election, in the event that the CRA determines that the Spin-off qualifies for the tax-free treatment provided for in section 86.1.

Tax Consequences to Other Non-U.S. Stockholders.  Certain non-U.S. stockholders may be subject to tax on the Distribution in jurisdictions other than the U.S. notwithstanding that the Distribution is not taxable under U.S. federal income tax law. In some jurisdictions this may be the case even if a sale of shares may be subject to little or no tax in that jurisdiction. It is expected that the Distribution will be tax free in Sweden, but subject to tax in Denmark, France, Germany, Ireland, Japan, the Netherlands, Norway and Switzerland. We will post the results (if any) of foreign tax authority determinations on our website. It is extremely important that you consult your own tax advisor regarding the particular consequences of the Distribution to you, including the applicability of any U.S. federal, state and local and foreign tax laws.

Market for Our Common Stock

There is currently no public market for our common stock. Our common stock has been authorized to be listed on the NYSE under the symbol “PM.” We anticipate that trading of our common stock will commence on a when-issued basis shortly before the Record Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the Distribution Date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the Distribution Date. We cannot predict what the trading prices for our common stock will be before or after the Distribution Date. In addition, we cannot predict any change that may occur in the trading price of Altria’s common stock as a result of the Distribution.

Our common stock will also be listed on the NYSE Euronext/Paris and Swiss stock exchanges.

Distribution Conditions and Termination

We expect that the Distribution will be effective on March 28, 2008, provided that, among other things:

•	the Form 10 shall be effective under the Exchange Act, with no stop order in effect with respect thereto, and this Information Statement shall have been mailed to Altria’s stockholders;

•

the actions and filings necessary under securities and blue sky laws of the states of the United States and any comparable laws under any foreign jurisdictions must have been taken and become effective;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution will be in effect and no other event outside Altria’s control will have occurred or failed to occur that prevents the consummation of the Distribution;

•	our common stock shall have been accepted for listing on the New York Stock Exchange, subject to official notice of issuance;

•

the letter ruling Altria received from the IRS with respect to the tax treatment of the Spin-off shall not have been revoked or modified by the IRS in any material respect and Altria shall have received confirmation from its tax advisor that such counsel’s opinion regarding the tax-free status of the Distribution continues in effect as of the Distribution Date; and

•	all material government approvals and material consents necessary to consummate the Distribution shall have been received and continue to be in full force and effect.

In addition, in the event the Distribution Date is for any reason postponed by more than 120 days after declaration of the dividend, Altria’s Board of Directors must redetermine that the Distribution satisfies the requirements of the Virginia Stock Corporation Act governing distributions and it must reset the record date and distribution date. The consummation of the Distribution will be subject to the satisfaction of the conditions set forth above. Altria’s determination regarding the satisfaction of any of such conditions will be conclusive.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Altria stockholders who will receive shares of PMI common stock in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Altria nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND AND SHARE REPURCHASE POLICY

We plan to pay a dividend at the initial rate of $0.46 per share per quarter, or $1.84 per share on an annualized basis. Payment of future cash dividends will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. On January 30, 2008, Altria’s Board of Directors authorized a $13.0 billion two-year share repurchase program for us. We expect the share repurchase program to begin in May 2008. This share repurchase program was based on a prudent balance between our anticipated financial needs and our goal to generate superior returns to our stockholders. Because we are a holding company, our principal sources of funds are from the payment of dividends and repayment of debt from our subsidiaries. Our principal wholly-owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock. For a discussion of our credit agreement covenants, please see “Financial Review—Debt and Liquidity” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our capitalization on an actual basis as of December 31, 2007, and as adjusted to give effect to the following transactions, each of which is described more fully in the notes to the unaudited pro forma condensed consolidated financial data and elsewhere in this Information Statement:

•	The $900 million of remaining special dividends to Altria; and

•	The $427 million cash payment to us as a result of the modifications to the existing Altria stock awards.

This table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this Information Statement.

	As of December 31, 2007
	(in millions)
	Actual	As adjusted
Short-term debt	$638	$638
Current portion of long-term debt	91	91
Long-term debt	5,578	5,578

Total debt	6,307	6,307
Total stockholder’s equity	15,401	14,928

Total capitalization	$21,708	$21,235

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, which are included elsewhere in this Information Statement. The consolidated statements of income and cash flow data for the years ended December 31, 2004, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our historical audited consolidated financial statements. Our most recent audited financial statements are included elsewhere in this Information Statement. The 2003 financial information, as well as the 2004 balance sheet information, is derived from our historical consolidated financial statements.

The historical financial information is not necessarily indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Data.”

	As of and for the Years Ended December 31 (1)
	2003	2004	2005	2006	2007
	(in millions, except adjusted earnings per share dollar amounts)
Consolidated Statement of Earnings Data:
Net revenues	$33,389	$39,536	$45,288	$48,260	$55,096
Cost of sales	6,391	6,721	7,645	8,153	8,720
Excise taxes on products	17,430	21,953	25,275	27,466	32,298

Gross profit	9,568	10,862	12,368	12,641	14,078

Marketing, administration and research costs	3,372	4,080	4,525	4,551	5,021
Italian antitrust charge				61
E.C. agreement		250
Asset impairment and exit costs		44	90	126	208
Gain on sale of business				(488)	(52)
Amortization of intangibles		6	18	23	28

Operating income	6,196	6,482	7,735	8,368	8,873
Interest (income) expense, net	(17)	4	94	142	10

Earnings before income taxes and minority interest	6,213	6,478	7,641	8,226	8,863
Provision for income taxes	2,090	1,762	1,835	1,829	2,564

Earnings before minority interest	4,123	4,716	5,806	6,397	6,299
Minority interest in earnings, net	148	146	186	251	273

Net earnings	$3,975	$4,570	$5,620	$6,146	$6,026

Balance Sheet Data:
Cash and cash equivalents	$3,161	$4,996	$1,209	$1,676	$1,656
Receivables	1,791	2,159	1,898	2,160	3,240
Inventories	4,274	4,814	5,420	7,075	9,332
Due from Altria and affiliates	1,541	1,213	693	588	257
Other current assets	286	272	805	426	567

Total current assets	11,053	13,454	10,025	11,925	15,052
Property, plant and equipment, at cost	6,338	7,470	8,118	9,462	11,685
Less accumulated depreciation	2,826	3,428	3,515	4,224	5,250

	3,512	4,042	4,603	5,238	6,435
Goodwill	2,016	2,222	5,571	6,197	7,925
Intangible assets, net	45	141	1,399	1,627	1,906
Other assets	1,004	1,395	1,537	1,133	725

Total assets	$17,630	$21,254	$23,135	$26,120	$32,043

Short-term borrowings, including current maturities	$186	$728	$768	$564	$729
Accrued taxes, except income taxes	2,117	2,697	2,682	3,541	4,523
Other current liabilities	2,239	2,345	2,884	2,884	3,299
Long-term debt			4,141	2,222	5,578
Deferred income taxes	1,017	1,194	1,024	1,166	1,240
Other liabilities	1,580	1,261	1,329	1,476	1,273
Stockholder’s equity	10,491	13,029	10,307	14,267	15,401

Total liabilities and stockholder’s equity	$17,630	$21,254	$23,135	$26,120	$32,043

Cash Flow Data:
Cash provided by (used in):
Operating activities	$4,630	$4,826	$5,158	$6,236	$5,589
Investing activities	(1,509)	(852)	(5,622)	(439)	(2,586)
Financing activities	(2,601)	(2,425)	(2,964)	(5,417)	(3,369)
Depreciation and amortization	370	459	527	658	748
Capital expenditures	(586)	(711)	(736)	(886)	(1,072)
Other Data:
Volume (in billions of units)	736	761	804	831	850
Corporate expenses	$90	$78	$72	$67	$73
Earnings per share (2)	$26.50	$30.47	$37.47	$40.97	$40.17
Dividends per share (2)	$24.71	$18.72	$51.21	$18.53	$43.83
Adjusted Earnings Per Share Data (3):
Basic earnings per share	$1.96	$2.23	$2.71	$2.94	$2.87
Diluted earnings per share	$1.95	$2.22	$2.69	$2.92	$2.85
Shares used in computing:
Basic earnings per share	2,028	2,047	2,070	2,087	2,101
Diluted earnings per share	2,038	2,063	2,090	2,105	2,116

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements for events that affect the comparability of the amounts presented above.
(2)	Based on the 150 shares of PMI stock held by Altria.
(3)	Assumes PMI shares outstanding were equivalent to Altria shares outstanding in each period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data are derived from our audited consolidated financial statements as of and for the year ended December 31, 2007, which are included elsewhere in this Information Statement. The unaudited pro forma condensed consolidated financial data have been prepared to reflect the adjustments to our historical financial information to give effect to the following transactions, each of which is described more fully in the notes to the unaudited pro forma condensed consolidated financial data and elsewhere in this Information Statement:

•	The anticipated cost of certain corporate functions to reflect our status as a stand-alone public company;

•	The incremental interest expense associated with the borrowings to finance the special dividends to Altria;

•	The cash settlement of all intercompany accounts;

•	The transfer of certain employee benefit plan assets and liabilities to us;

•	The transfer of federal tax contingencies to us; and

•	The cash payment to us as a result of the modifications to the existing Altria stock awards.

The unaudited pro forma condensed consolidated statement of earnings data assume that these transactions occurred as of January 1, 2007, and the unaudited pro forma condensed consolidated balance sheet data assume that these transactions occurred as of December 31, 2007. The unaudited pro forma condensed consolidated financial data are subject to the assumptions and adjustments set forth in the accompanying notes. Management believes that the assumptions used and adjustments made are reasonable under the circumstances and given the information available. Accordingly, the cash settlements described above are calculated as of December 31, 2007 and amounts actually recorded as of the Distribution Date will differ from the pro forma amounts used herein.

You should read the unaudited pro forma condensed consolidated financial data in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed consolidated financial data are qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this Information Statement.

The unaudited pro forma condensed consolidated financial data are not necessarily indicative of our future performance or what our results of operations would have been if we had operated as a separate company during the periods presented, or if the transactions reflected therein had actually occurred at the dates in the pro forma calculations.

	Year Ended December 31, 2007
	(in millions, except per share dollar amount)
	Historical	Adjustments		Pro Forma
Consolidated Statement of Earnings Data:
Net revenues	$55,096	$—		$55,096
Cost of sales	8,720			8,720
Excise taxes on products	32,298			32,298

Gross profit	14,078	—		14,078
Marketing, administration and research costs	5,021	92	(a)	5,113
Asset impairment and exit costs	208			208
Gain on sale of business	(52)			(52)
Amortization of intangibles	28			28

Operating income	8,873	(92)		8,781
Interest expense, net	10	199	(b)	209

Earnings before income taxes and minority interest	8,863	(291)		8,572
Provision for income taxes	2,564	(86	)(a,b)	2,478

Earnings before minority interest	6,299	(205)		6,094
Minority interest in earnings	273			273

Net Earnings	$6,026	$(205)		$5,821

Pro Forma Earnings Per Share Data:
Pro forma earnings per share (g):
Basic earnings per share	$2.87			$2.77

Diluted earnings per share	$2.85			$2.75

Pro forma weighted-average shares outstanding (g):
Basic earnings per share	2,101			2,101

Diluted earnings per share	2,116			2,116

Balance Sheet Data as of December 31, 2007:
Assets:
Cash and cash equivalents	$1,656	$(372	)(a,b,c,d,e,f)	$1,284
Receivables	3,240			3,240
Inventories	9,332			9,332
Due from Altria and affiliates	257	(257	)(c)	—
Other current assets	567			567
Property, plant and equipment, net	6,435			6,435
Goodwill	7,925			7,925
Intangible assets, net	1,906			1,906
Other assets	725			725

Total assets	$32,043	$(629)		$31,414

Liabilities and Stockholder’s Equity:
Short-term borrowings, including current maturities	$729			$729
Accrued taxes, other than income taxes	4,523			4,523
Other current liabilities	3,299	(86	)(a,b)	3,213
Long-term debt	5,578			5,578
Deferred income tax liabilities	1,240	(37	)(d)	1,203
Other liabilities	1,273	195	(d,e)	1,468

Total liabilities	16,642	72		16,714
Stockholder’s equity	15,401	(701	)(a,b,d,f)	14,700

Total liabilities and stockholder’s equity	$32,043	$(629)		$31,414

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Data.

Notes To Unaudited Pro Forma Condensed Consolidated Financial Data

The unaudited pro forma condensed consolidated financial data as of and for the year ended December 31, 2007 includes the following adjustments:

(a)	A subsidiary of Altria currently provides us with certain corporate services at cost plus a management fee. This adjustment reflects incremental costs of $92 million, partially offset by the related tax benefit of $27 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(b)	As part of the Spin-off, we will pay to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007. The remainder will be paid in the first quarter of 2008. For purposes of the pro forma balance sheet, the special dividends to be paid in 2008 of $900 million have been treated as a reduction of our cash and our stockholder’s equity. The pro forma statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends were made on January 1, 2007. The incremental interest adjustment of $199 million, partially offset by the related tax benefit of $59 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that will be paid to Altria, less $11 million of interest related to these borrowings that is already included in our historical interest expense. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma interest expense by $5 million.

(c)	Represents the cash settlement of the $257 million receivable from Altria that is recorded in our historical consolidated balance sheet.

(d)	Certain employees of ours participate in the U.S. benefit plans offered by Altria. After the Distribution Date, we will provide the benefits previously provided by Altria. Altria will transfer to us the liabilities and/or assets associated with our employees. The net unfunded status of all transferred benefits will result in us recording an additional liability of approximately $98 million in our pro forma condensed consolidated balance sheet, partially offset by the related deferred tax assets ($37 million) and the corresponding SFAS 158 adjustment to equity ($23 million). Altria will pay us $38 million in cash to settle the transfer.

(e)	Represents the adjustment to record the cash payment by Altria to us for federal tax contingencies of $97 million and the recognition of a long-term liability to Altria on the pro forma condensed consolidated balance sheet. This payable arises from the Tax Sharing Agreement between Altria and us, whereby we will reimburse Altria for our portion of federal tax contingencies that existed prior to the Spin-off if they are paid to the taxing authorities in the future.

(f)	Represents the adjustment to record the pro forma cash payment by Altria to us of $427 million as a result of the modifications to the existing Altria stock awards that were described in Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as our consolidated financial statements. This cash receipt is reflected as a capital transaction in our pro forma condensed consolidated balance sheet. The calculation of the amount is dictated by the Employee Matters Agreement, and is based on stock awards outstanding as of December 31, 2007.

(g)	The computation of pro forma earnings per share and pro forma weighted-average shares outstanding are based upon the anticipated number of common shares outstanding upon completion of the Distribution. These amounts are based on the distribution ratio of one share of our common stock for every one share of Altria common stock outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

You should read the following discussion together with our consolidated financial statements and their accompanying notes included elsewhere in this Information Statement.

Distribution of Our Stock

We are currently a wholly-owned subsidiary of Altria Group, Inc. On January 30, 2008, the Altria Board of Directors voted to spin off all of Altria’s shares of our common stock to Altria stockholders in a tax-free distribution pursuant to Section 355 of the U.S. Internal Revenue Code. The Distribution of our shares will be made on March 28, 2008, the Distribution Date, to Altria stockholders of record on March 19, 2008, the Record Date. Altria Group, Inc. will distribute one share of our stock for every share of Altria stock outstanding on the Record Date. Following the Distribution Date, Altria will not own any shares of our stock. Altria intends to adjust its current dividend so that its stockholders who retain their Altria and PMI shares will receive, in the aggregate, the same dividend dollars as before the Distribution. Following the Distribution, our initial annualized dividend rate will be $1.84 per common share and Altria’s initial annualized dividend rate will be $1.16 per common share. All decisions regarding future dividends will be made independently by our Board of Directors and the Altria Board of Directors for their respective companies.

Holders of Altria stock options will be treated similarly to public stockholders and will have their stock awards split into two instruments. Holders of Altria stock options will receive the following stock options, which, immediately after the Spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•	a new PMI option (issued by us) to acquire that number of shares of our common stock equal to the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

Holders of Altria restricted or deferred stock awarded prior to January 30, 2008, will retain their existing awards and will receive the same number of shares of our restricted or deferred stock. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria’s deferred stock awarded on January 30, 2008 who will be employed by Altria after the Distribution will receive additional shares of deferred stock of Altria to preserve the intrinsic value of their award. Recipients of Altria’s deferred stock awarded on January 30, 2008 who will be employed by us after the Distribution will receive substitute shares of our deferred stock to preserve the intrinsic value of their award.

To the extent that employees of the remaining Altria receive our stock options, Altria will reimburse us in cash for the Black-Scholes fair value of the stock options to be received. To the extent that our employees hold Altria stock options, we will reimburse Altria in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria receive PMI deferred stock, Altria will pay to us the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that our employees hold Altria restricted stock or deferred stock, we will reimburse Altria in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to us for the restricted or deferred stock. Based upon the number of Altria stock awards outstanding at December 31, 2007, the net amount of these reimbursements is estimated to be approximately $427 million from Altria to us. However, this estimate is subject to change as stock awards vest (in the case of restricted and deferred stock) or are exercised (in the case of stock options) prior to the Record Date.

As part of the Spin-off, we will pay to Altria $4.0 billion in special dividends in addition to our normal dividends to Altria. We paid $3.1 billion of these special dividends in 2007. We expect to pay the additional $900 million in the first quarter of 2008.

We are currently included in Altria’s consolidated federal income tax return, and our federal tax contingencies are recorded as liabilities on Altria’s balance sheet. Prior to the Distribution, Altria will reimburse us in cash for these liabilities, which are $97 million.

A subsidiary of Altria currently provides us with certain corporate services at cost plus a management fee. After the Distribution, we will independently undertake these activities, and services provided to us will cease in 2008. All intercompany accounts will be settled in cash.

Certain of our employees participate in the U.S. benefit plans offered by Altria. After the Distribution Date, we will provide the benefits previously provided by Altria. As a result, we will establish new plans, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities will be transferred to the new plans. The transfer of these benefits will result in our recording an additional liability of approximately $98 million in our consolidated balance sheet, partially offset by the related deferred tax assets ($37 million) and the corresponding SFAS 158 adjustment to stockholder’s equity ($23 million). Altria will pay us a corresponding amount of $38 million in cash, which is net of the related tax benefit.

Currently our diluted and basic earnings per share as reported in our financial statements are based upon 150 shares of our stock issued to Altria. However, the shares issued as of the Distribution Date will equal the number of shares of Altria stock outstanding on the Record Date. In order to present our historical diluted earnings per share on a basis consistent with our anticipated capital structure following the Distribution, we have shown Adjusted EPS, which represents our net earnings divided by the number of shares used by Altria in its calculation of diluted earnings per share for the period presented. The number of shares used by Altria in its calculation of diluted earnings per share were 2,090 million in 2005; 2,105 million in 2006; and 2,116 million in 2007.

Overview of Our Business

We manage our business in four segments, which are described further under the caption “Business”:

•	European Union;

•	Eastern Europe, Middle East and Africa;

•	Asia; and

•	Latin America.

Our products are sold in approximately 160 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium and above, high price, mid-price and low price brands. Our portfolio comprises international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium price brands to mid-price or low price brands in any given market. Mix can also refer to the proportion of volume in the more profitable developed markets versus volume in less-profitable emerging markets. We are often required to collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include excise taxes as a component of net revenues and as part of our cost of sales. Aside from excise taxes, our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products, and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are selling and marketing expenses, which relate to the cost of our sales force as well as to the advertising and promotion of our products.

Our business is subject to competitive challenges, including changing consumer preferences and low price competitors. Because we are a tobacco company and our products cause disease and are addictive and, therefore, raise serious health concerns, we are also challenged by regulation, litigation and the increasing social unacceptability of smoking as discussed under the caption “Business Environment.”

Certain of our subsidiaries report their results up to ten days before the end of December, rather than on December 31.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

Consolidated Operating Results – The changes in our 2007 net earnings and Adjusted Diluted EPS from the comparable 2006 amounts, were as follows:

	Net Earnings	Adjusted Diluted EPS
	(in millions, except per share data)
For the year ended December 31, 2006	$6,146	$2.92

2006 Italian antitrust charge	61	0.03
2006 Asset impairment and exit costs	86	0.04
2006 Favorable resolution of the Altria 1996-1999 IRS Tax Audit	(485)	(0.23)
2006 Tax items	(105)	(0.05)
2006 Gain on sale of business	(317)	(0.15)

Subtotal 2006 items	(760)	(0.36)

2007 Asset impairment and exit costs	(152)	(0.07)
2007 Tax items	68	0.03
2007 Gain on sale of business	14	0.01

Subtotal 2007 items	(70)	(0.03)

Currency	316	0.15
Change in effective tax rate	(45)	(0.02)
Higher shares outstanding		(0.01)
Operations	439	0.20

For the year ended December 31, 2007	$6,026	$2.85

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action.

Asset Impairment and Exit Costs – We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During 2006, we recorded pre-tax asset impairment and exit costs of $126 million ($86 million after-tax). During 2007, we recorded pre-tax asset impairment and exit costs of $208 million ($152 million after-tax). For further details on the asset impairment and exit costs, see Note 5 to the consolidated financial statements.

Gains on Sales of Businesses – The 2006 gain on sale of a business was due to a $488 million pre-tax gain ($317 million after-tax) on the exchange of our interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of a Dominican Republic cigarette business. During 2007, we sold our leasing business, which was managed by Philip Morris Capital Corporation, or PMCC, Altria’s financial services subsidiary, for a pre-tax gain of $52 million ($14 million after-tax).

Currency – The favorable currency impact is due primarily to the weakness of the U.S. dollar versus the euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar versus the Japanese yen.

Income Taxes – Our 2007 effective tax rate increased by 6.7 percentage points to 28.9%. The 2006 effective tax rate reflects a cash reimbursement from Altria of $450 million of federal tax reserves that were no longer required following the favorable resolution of Altria’s 1996-1999 IRS tax audit. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. In addition, our 2006 tax provision also includes the reversal of $105 million of foreign tax reserves that were no longer required. The 2007 effective tax rate includes a tax benefit of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The tax provision in 2007 also includes the reversal of tax accruals of $41 million no longer required. We estimate that our on-going effective tax rate will be approximately 29% to 30%.

Operations – The increase in earnings from our operations was due primarily to the following:

•	Eastern Europe, Middle East and Africa. Higher income due primarily to higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs;

•	European Union. Higher income due primarily to higher pricing and lower marketing, administration and research costs, partially offset by lower volume/mix; and

•	Latin America. Higher income due primarily to higher pricing, partially offset by higher marketing, administration and research costs.

The increases in these segments were partially offset by lower income in Asia, reflecting lower volume/mix and higher marketing, administration and research costs, partially offset by higher pricing.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America, or U.S. GAAP.

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection of our critical accounting policies has been made in conjunction with Altria and the selection and disclosure of critical accounting policies and estimates has been discussed with Altria’s Audit Committee.

The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

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Consolidation – Our consolidated financial statements include all of our wholly-owned and majority-owned subsidiaries. Investments in which we exercise significant influence (20%—50% ownership interest), are accounted for under the equity method of accounting. Investments in which we have an ownership interest of less than 20%, or do not exercise significant influence, are accounted for under the cost method of accounting. All intercompany transactions and balances have been eliminated. Transactions between any of our businesses and Altria or its affiliates are included in the consolidated financial statements.

•

Revenue Recognition – As required by U.S. GAAP, we recognize revenues, net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record excise taxes and shipping and handling costs paid to third parties as part of cost of sales.

•

Depreciation, Amortization and Goodwill Valuation – We depreciate our property, plant and equipment and amortize our definite life intangible assets on a straight-line basis over their estimated useful lives.

We are required to conduct an annual review of goodwill and indefinite lived intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates, general economic conditions and projected growth rates. In 2005, 2006 and 2007, we did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of our annual review.

•

Marketing and Advertising Costs – As required by U.S. GAAP, we record marketing costs as an expense in the year to which such costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record consumer incentives and trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings as a percentage of sales, based on estimated sales and related expenses for the full year.

•

Employee Benefit Plans – As discussed in Note 11 to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in recording our obligations under these plans are reasonable based upon advice from our actuaries.

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. We adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006. Our adoption of SFAS No. 158 resulted in a decrease to total assets of $162 million, an increase in total liabilities of $351 million and a decrease to our stockholder’s equity of $513 million.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Our pension plans are measured at September 30 of each year. We will adopt the measurement date provision in 2008 and will record the impact of the measurement date change, which is not expected to be significant, as an adjustment to retained earnings.

At December 31, 2007, our discount rate increased to 4.66% for our pension plans. We presently anticipate that this and other less significant assumption changes, coupled with the amortization of deferred gains and losses, will result in a decrease of approximately $30 million in pre-tax pension expense in 2008 as compared with 2007, excluding amounts in 2007 related to early retirement programs. A fifty basis point decrease in our discount rate would increase our pension expense by approximately $28 million, whereas a fifty basis point increase in our discount rate would decrease our pension expense by approximately $20 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) our pension expense by approximately $18 million.

•

Income Taxes – We account for income taxes in accordance with FASB Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” While we are a wholly-owned subsidiary of Altria, we participate in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts are included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes are computed on a separate company basis. To the extent that we generate foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but are utilized in Altria’s consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. There were no such tax benefits for the years ended December 31, 2005, 2006 and 2007. We make payments to, or are reimbursed by, Altria for the tax effects resulting from our inclusion in Altria’s consolidated U.S. federal income tax return. Following the Distribution, our accounts will no longer be included with Altria’s for purposes of its U.S. tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in our consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

In October 2004, the American Jobs Creation Act was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, we (in coordination with Altria) repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

The United States Internal Revenue Service concluded its examination of Altria’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report on March 15, 2006. Consequently, Altria reimbursed us in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006.

Our 2006 tax provision also included the reversal of foreign tax reserves no longer required of $105 million. In 2007, we recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower enacted tax rates in Germany. In 2007, our tax provision also includes the reversal of tax accruals of $41 million no longer required.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” or FIN 48. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of our January 1, 2007 adoption of FIN 48, we recognized a $472 million decrease for unrecognized tax benefits, which resulted in an increase to stockholder’s equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

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Hedging – As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. For derivatives that we have elected to apply hedge accounting to, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If we had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholder’s equity as of December 31, 2005, 2006 and 2007, would have been recorded in our net earnings.

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Impairment of Long-Lived Assets – We review long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We perform undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by interest rates, general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

•

Contingencies – As discussed in Note 14 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Related Party Transactions

Corporate Services

Altria’s subsidiary, Altria Corporate Services, Inc., provides us with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to Altria Corporate Services, Inc. to provide such services and a management fee, were $163 million for 2005, $158 million for 2006 and $127 million for 2007. These costs were paid monthly to Altria

Corporate Services, Inc. The cost and nature of the services are reviewed annually by our management. Although the cost of these services cannot be quantified on a stand alone basis, our management has concluded that the billings are reasonable based on the level of support provided by Altria Corporate Services, Inc., and that they reflect all the services provided. The effects of these transactions are included in operating cash flows in our consolidated statements of cash flows. Following the Distribution, we plan to undertake independently all remaining services currently provided by Altria Corporate Services, Inc.

Net amounts due from Altria and affiliates (which are included in the consolidated balance sheets) were comprised of the following at December 31, 2006 and 2007:

	2006	2007
	(in millions)
Net receivables from Altria Group, Inc. and affiliates	$399	$111
Prepaid expense for services from PM USA (see Operations below)	189	146

Due from Altria Group, Inc. and affiliates	$588	$257

Included above at December 31, 2006 was a short-term note receivable for 77 million euros ($101 million) which was paid in October 2007 and earned interest at a rate of 4.17%.

See discussion above under the caption “Critical Accounting Policies and Estimates – Income Taxes” regarding the impact to us of the closure of an Internal Revenue Service review of Altria’s consolidated federal income tax return recorded during the first quarter of 2006.

Operations

We have or had contracts with Philip Morris USA Inc., or PM USA, the U.S. tobacco subsidiary of Altria, for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services are generally based upon PM USA’s cost to provide such services, plus a service fee. The cost of leaf purchases is the market price of the leaf plus a service fee. Generally, fees are paid one month in advance of the receipt of services and are included in operating cash flows on our consolidated statements of cash flows. The cost and nature of these services are reviewed annually by our management. Although the cost of these services cannot be quantified on a stand alone basis, our management has concluded that the billings are reasonable based on the level of support provided by PM USA and that they reflect all services provided.

During 2005, 2006 and 2007, the goods and services purchased from PM USA were as follows:

	For the Years Ended December 31,
	2005	2006	2007
	(dollars and cigarettes in millions)
Contract manufacturing, cigarette volume	79,129	78,659	57,293

Contract manufacturing expense	$1,134	$1,171	$792
Research and development, net of billings to PM USA	46	54	75

Total pre-tax expense	$1,180	$1,225	$867

Leaf purchases	$429	$299	$458

Included in the above were total service fees of $60 million in 2005 and 2006, and $52 million in 2007.

In June 2007, we decided to re-source that portion of our production sourced from PM USA under a contract manufacturing arrangement. We expect to shift all of our PM USA-sourced production, which approximates 57 billion cigarettes, to our facilities in Europe by October 2008.

Our joint research and development efforts with PM USA ceased as of December 31, 2007. Our rights to intellectual property developed under these joint efforts will be governed by our intellectual property agreement, which is described below under the caption “Relationship with Altria-Agreements Between Altria and Us.”

Leasing activities:

One of our German subsidiaries had several leveraged lease agreements related principally to transportation assets in Europe. These leveraged lease agreements were managed by PMCC, Altria’s financial services subsidiary. During December 2007, these lease agreements were sold and we recorded a pre-tax gain of $52 million ($14 million after taxes) in the 2007 consolidated statement of earnings. As a result of this transaction, we no longer have and do not plan to make any future leveraged lease investments.

Stock-based compensation:

Certain of our employees participate in Altria’s stock compensation plans. At December 31, 2007, certain of our employees held shares of Altria’s restricted stock and deferred stock, or options to purchase shares of Altria common stock.

On March 30, 2007, the Kraft distribution date, Altria distributed all of its remaining interest in Kraft on a pro-rata basis to Altria stockholders of record as of the close of business on March 16, 2007, the Kraft record date, in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft common stock for each share of Altria common stock outstanding.

Holders of Altria stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•

a new Kraft option (issued by Kraft) to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria options held on the Kraft distribution date and (b) the distribution ratio of 0.692024; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

The new Kraft option has an exercise price equal to the Kraft market price at the time of the Kraft distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria option divided by the Altria market price immediately before the Kraft distribution ($87.81). The reduced exercise price of the adjusted Altria option is determined by multiplying the Altria market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

Holders of Altria restricted stock or deferred stock awarded prior to January 31, 2007, retained their existing award and received restricted stock or deferred stock of Kraft common stock. The amount of Kraft restricted stock or deferred stock awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and deferred stock will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria deferred stock awarded on January 31, 2007, did not receive restricted stock or deferred stock of Kraft. Rather, they received additional deferred stock of Altria to preserve the intrinsic value of the original award.

In connection with the Kraft spin-off, Altria employee stock options were modified through the issuance of Kraft employee stock options and the adjustment of the stock option exercise prices for the Altria awards. For each employee stock option outstanding the aggregate intrinsic value of the option immediately after the spin-off was not greater than the aggregate intrinsic value of the option immediately before the spin-off. Due to the fact that the Black-Scholes fair values of the awards immediately before and immediately after the spin-off were equivalent, as measured in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004) “Share-Based Payment,” or SFAS 123 (R), no incremental compensation expense was recorded as a result of the modification of the Altria awards.

The following table summarizes the number of Altria stock options held by our employees at December 31, 2007:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Altria common stock:
Balance at January 1, 2007	6,041,874	$33.45
Granted	35,278	63.47
Exercised	(1,961,951)	37.78
Employee transfers	(4,788)	30.52

Balance/Exercisable at December 31, 2007	4,110,413	31.54	2 years	$181 million

As more fully described above, the weighted-average exercise price of stock options shown in the table above was reduced as a result of the Kraft spin-off.

The weighted-average grant date fair value of options granted to our employees was $14.43 during 2005, $12.42 during 2006 and $16.46 during 2007. The total intrinsic value of options exercised by our employees was $120 million during 2005, $85 million during 2006 and $80 million during 2007.

Effective January 1, 2006, Altria adopted the provisions of SFAS 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. Our pre-tax compensation cost related to Altria stock options totaled $1 million for each of the years ended December 31, 2006 and 2007.

Altria previously applied the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, we did not recognize any compensation expense in 2005 other than for restricted stock awards. Had compensation expense for stock option awards been determined by using the fair value at the grant date, our net earnings would have decreased by $2 million from $5,620 million to $5,618 million in 2005.

The impact of compensation cost was determined using a modified Black-Scholes methodology and the following weighted average assumptions for Altria common stock:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2005	3.90%	4 years	33.37%	4.43%
2006	4.74	4	25.49	4.35
2007	4.49	4	27.94	4.07

Altria has not granted stock options to our employees since 2002. The amount discussed above with respect to stock-based compensation expense relates to Executive Ownership Stock Options, or EOSOs. Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received EOSOs equal to the number of shares tendered. This feature ceased in March 2007.

Altria granted EOSOs of 167,168 during 2005, 40,544 during 2006 and 35,278 during 2007 to our employees. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant.

In addition, Altria has granted shares of its restricted stock and deferred stock to our eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber the shares. Such shares are subject to forfeiture if certain employment conditions are not met. Altria granted to our employees shares of restricted stock and deferred stock of 930,300 during 2005, 898,380 during 2006 and 1,068,714 during 2007. Restrictions on the restricted stock and deferred stock generally lapse on the third anniversary of the grant date. The fair value of the restricted stock and deferred stock at the date of grant is amortized to expense ratably over the restriction period as charges from Altria. We recorded compensation expense for restricted stock and deferred stock of $45 million in 2005, and $55 million in 2006 and 2007. The unamortized compensation expense related to Altria restricted stock and deferred stock granted to our employees was $73 million at December 31, 2007 and is expected to be recognized over a weighted average period of 2 years.

Restricted stock and deferred stock activity for the year ended December 31, 2007 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2007	2,569,670	$63.89
Granted	1,068,714	65.59
Vested	(884,584)	56.12
Forfeited, net of employee transfers	(251,872)	66.09

Balance at December 31, 2007	2,501,928	67.13

In January 2007, Altria issued 0.8 million deferred shares to our eligible employees. Restrictions on these shares lapse in the first quarter of 2010. The market value per share was $87.36 on the date of grant. Recipients of these Altria deferred shares did not receive restricted stock or deferred stock of Kraft upon the Kraft spin-off. Rather, they received approximately 0.3 million additional deferred shares of Altria to preserve the intrinsic value of the original award, and accordingly the grant date fair value per share, in the table above, related to this grant was reduced.

The grant price information for restricted stock and deferred stock awarded prior to January 31, 2007 reflects historical market prices which are not adjusted to reflect the Kraft spin-off. As discussed more fully above, as a result of the Kraft spin-off, holders of restricted stock and deferred stock awarded prior to January 31, 2007 retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock.

The weighted-average grant date fair value of the restricted stock and deferred stock granted to our employees was $58 million during 2005, $66 million during 2006 and $70 million during 2007. The grant price per restricted or deferred share was $62.02 in 2005, $74.02 in 2006 and $65.59 in 2007. The total fair value of the restricted stock and deferred stock that vested was $0.1 million in 2005, $91 million in 2006 and $76 million in 2007.

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below, and in “Risk Factors,” include:

•	actual and proposed tobacco legislation and regulation;

•	actual and proposed excise tax increases as well as changes in excise tax structures;

•	price gaps and changes in price gaps between premium and lower price brands;

•	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

•	pending and threatened litigation as discussed below under the caption “Litigation”;

•	actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

•	actual and proposed restrictions on imports in certain jurisdictions;

•	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales;

•	governmental and private bans and restrictions on smoking;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	diversion into one market of products intended for sale in another;

•	the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and

•	governmental investigations.

In the ordinary course of business, we are subject to many influences that can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

Excise Taxes: Cigarettes are subject to substantial excise taxes and to substantial taxation worldwide. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium price products and manufactured cigarettes and to inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low price or low-taxed tobacco products or to counterfeit and contraband products.

Minimum Retail Selling Price Laws: Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. Subsequently, in March 2007, the European Commission announced that it was bringing an action against France and, on January 31, 2008, against Austria and Ireland in the European Court of Justice claiming that these countries’ minimum retail selling price systems infringe EU law. The European Commission previously announced that it had formally called upon Austria, Ireland and Italy to amend their legislation setting minimum retail selling prices for cigarettes. Should the European Commission prevail in the European Court of Justice, excise tax levels and/or price gaps in those markets could be adversely affected.

Framework Convention on Tobacco Control: The World Health Organization’s Framework Convention for Tobacco Control, or FCTC, entered into force on February 27, 2005. As of January 2008, 152 countries, as well as the European Community, have become parties to the FCTC. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) signatory nations to enact legislation that would:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another;

•	phase out duty free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

We view the FCTC as an important catalyst to drive comprehensive regulation, and the speed at which tobacco regulation is being adopted in our markets has increased as a result of the treaty. In many respects, the areas of regulation we support mirror provisions of the FCTC. However, we disagree with the provisions requiring a total ban on marketing, a total ban on public smoking, a ban on the sale of duty free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse unintended consequences. In addition, some of the proposals currently under consideration by the Conference of the Parties, the governing body of the FCTC, could have the potential to substantially restrict our ability to manufacture and market our products. For example, in July 2007, the Conference of the Parties adopted guidelines on public place smoking restrictions. In addition, some public health groups are advocating regulations that would reduce the palatability and appeal of tobacco products, prohibit display of product at retail, and require generic packaging. It is not possible to predict the outcome of regulations under consideration. Further, each country that ratifies the treaty must implement legislation reflecting the treaty’s provisions and principles.

Tar and Nicotine Test Methods and Brand Descriptors: A number of governments and public health organizations throughout the world have determined that the existing standardized machine-based methods for measuring tar and nicotine yields do not provide useful information about tar and nicotine deliveries and that such results are misleading to smokers. The World Health Organization, or WHO, has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.” The International Organization for Standardization, or ISO, established a working group, chaired by WHO, to propose a new measurement method that would more accurately reflect human smoking behavior. We have expressed the view that ISO numbers do not accurately reflect human smoking and we have supported WHO’s initial recommendation to supplement the ISO test method with a more intensive method, which we believe would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending upon how an individual smokes a cigarette. The working group has issued a final report proposing two alternative measurement methods. Currently, ISO is in the process of deciding whether to begin further development of the two methods or to wait for additional guidance from the Conference of the Parties.

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly challenged the use of descriptors—such as “light,” “mild,” and “low tar”—that are based on measurements produced by those methods. For example, the scientific advisory committee of the WHO concluded that descriptors such as “light, ultra light, mild and low tar” are “misleading terms” and should be banned. The FCTC requires signatory nations to adopt and implement measures to ensure that descriptive terms do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” Such terms “may include ‘low tar,’ ‘light,’ ‘ultra light,’ or ‘mild.’” Many countries prohibit or are in the process of prohibiting descriptors such as “lights.” In most countries where descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. We advocate that where descriptors are banned, governments should also prohibit the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes.

Testing and Reporting of Other Smoke Constituents: In addition to tar, nicotine and carbon monoxide, public health authorities have classified between 45 and 70 other smoke constituents as potential causes of tobacco-related diseases. Several countries require manufacturers to provide by-brand yields of these constituents. The FCTC requires signatory nations to adopt and implement guidelines for “testing and measuring the contents and emissions of tobacco products.” We measure most of these constituents for our product research and development purposes, and support such regulation. However, the capacity to conduct by-brand testing on a global basis does not exist today, and the cost of by-brand annual testing would be significant.

Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents: A number of countries and the EU have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. As discussed above, public health authorities have questioned whether reducing machine-measured tar, nicotine and carbon monoxide yields results in meaningful reductions in risk. Further, some public health groups have questioned the appropriateness of imposing nicotine ceilings per cigarette.

To date, no country has proposed or adopted ceilings for other smoke constituents. However, in June 2007, the panel advising the Conference of the Parties issued a report that recommends limiting specific smoke constituents. The advisory panel stated that ceilings do not have to be based on proof of benefit, but only on a showing that “the substance be known to be harmful and that processes exist for its diminution or removal.” The advisory panel proposed ceilings on tobacco specific nitrosamines, or TSNA, smoke constituents unique to tobacco, based on data showing that there is a wide variation in TSNA yields across brands. The advisory panel stated that the levels of TSNAs are “higher in air-cured/processed Burley tobacco than in flue-cured bright tobacco” and that levels of TSNAs are much lower in markets where the predominant brands are Virginia cigarettes, such as Australia and Canada, as opposed to American blended cigarettes, such as the EU. The recommended ceilings are “the lower of the median values for a sample of international brands or the median for the brands for the country implementing the regulation.” Subsequently, members of the panel recommended that ceilings be established for seven additional smoke constituents, also based on the median in the market. It is not possible to predict whether or when this recommendation will be endorsed by the Conference of the Parties and, if so, implemented by governments.

Ingredient Disclosure Laws: Many countries have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose publicly the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. Under an EU tobacco product directive, tobacco companies are required to disclose ingredients and toxicological information to each Member State. In May 2007, the Commission published guidelines for full by-brand reporting requirements. We have made ingredient disclosures in compliance with the laws of all Member States, and have followed the guidelines in most Member States, making full by-brand disclosures in a manner that protects trade secrets in those Member States.

Restrictions and Bans on the Use of Ingredients: Some governments have prohibited the use of certain ingredients and propose further prohibitions. For example, the Conference of the Parties is considering guidelines providing detailed product regulation requirements that are likely to include standards for the use of tobacco product ingredients, including flavorings. We support regulations requiring all manufacturers to determine that the use of ingredients does not increase the inherent toxicity in cigarette smoke.

Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the internet, and sponsorships of international events within 5 years. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship that is not prohibited. Some public health groups have called for bans of product displays, which some countries have adopted, and for generic packaging. We oppose complete bans on advertising, but support limitations on marketing, provided that manufacturers retain the ability to communicate directly to adult smokers.

Health Warning Requirements: Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings must cover 30% of the front and 40% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack. However, the treaty recommends warnings covering 50% of the front and back of the pack. We support health warning requirements and defer to the governments on the content of the warnings, including graphics. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings in many African countries in official local languages and occupying 30% of the front and back of the pack. We do not support warning sizes that deprive us of our ability to use our distinctive trademarks and pack designs which differentiate our products from those of our competitors.

We support government initiatives to educate the public on the serious health effects of smoking. We have established a website that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke. The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The website advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The website’s address is www.pmintl.com. The information on our website is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

Restrictions on Public Smoking: Reports with respect to the health effects of exposure to ETS have been publicized for many years, and many markets have restricted smoking in public places. The pace and scope of public smoking bans has increased significantly in most of our markets, particularly in the EU, where Italy, Ireland, the UK, France, Finland and Sweden have banned virtually all indoor public smoking. Other countries around the world have adopted or are likely to adopt substantial public smoking restrictions. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, and some tobacco control groups have advocated banning smoking in cars with minors in them. The FCTC requires parties to the treaty to adopt restrictions on public smoking, and the Conference of Parties has proposed guidelines on regulations which are based on the premise that any exposure to ETS is harmful and call for total bans in all indoor public places, defines “indoor” broadly, and rejects any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as cars and homes, the guidelines call for increased education on the risk of exposure to ETS.

It is our policy to support a single, consistent public health message on the health effects of exposure to ETS. We do not oppose regulations that would require 100 percent smoke free places in many areas. Our website states that “the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places” and that “outright bans are appropriate in many places.” For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices.

Reduced Cigarette Ignition Propensity Legislation: Legislation requiring cigarettes to meet reduced ignition propensity standards has been adopted in Canada and elsewhere and is being considered in several other countries, notably Australia and several Member States of the EU. In late 2007, the European Commission began an official process through the General Product Safety Directive to adopt reduced cigarette ignition propensity standards such as those implemented in New York, Canada and other jurisdictions. We believe that reduced ignition propensity standards should be the same as those applied in New York and other jurisdictions to ensure that they are uniform and technically feasible, and that they are applied equally to all manufacturers and all tobacco products.

Illicit Trade: Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are “essential components of tobacco control.” The Conference of the Parties has announced that it is working on a protocol on illicit trade to be negotiated in 2008 and proposed in 2009. According to a draft template, topics that the protocol will address include:

•

licensing schemes for participants in the tobacco business, measures to eliminate money laundering and the development of an international system that enables the tracking and tracing of tobacco products;

•	the implementation of laws governing record keeping and internet sales of tobacco products;

•	the criminalization of participation in illicit trade in various forms;

•	obligations for tobacco manufacturers to control their supply chain with penalties for those that fail to do so;

•	programs to increase the capacity of law enforcement bodies; and

•	programs to increase cooperation and technical assistance with respect to investigation and prosecutions and the sharing of information.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products, including tracking, tracing, labeling and record-keeping requirements, which could be best implemented through strict licensing systems. We agree that manufacturers should implement state of the art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. While the best approach is for all these structures to be adopted through legislation, we are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes, including, as described below, our agreement with the EU.

Cooperation Agreements to Combat Illicit Trade of Cigarettes: In July 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 26 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the European Community and the Member States that signed the agreement, on the one hand, and us and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, we will make 13 payments over 12 years. In the second quarter of 2004, we recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006), and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We will record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our payments related to product seizures have been immaterial.

We are also working with governments around the world on agreements to address the illicit trade in cigarettes. We have entered into agreements with several countries, including China, Senegal, Switzerland, Thailand and Turkey, and are in the process of reaching agreements with other countries.

Other Legislation or Governmental Initiatives: It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations and cash flows.

Governmental Investigations: From time to time, we are subject to governmental investigations on a range of matters. We believe that Canadian authorities are contemplating a legal proceeding based on an investigation relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s. We cannot predict the outcome of this investigation or whether additional investigations may be commenced.

Manufacturing Optimization Program

In June 2007, we decided to re-source that portion of our production sourced from PM USA under a contract manufacturing arrangement. We expect to shift all of our PM USA-sourced production, which approximates 57 billion cigarettes, to our facilities in Europe by October 2008. The program will entail our incurring capital expenditures of approximately $50 million. The program is expected to generate cost savings beginning in 2008 and to save us total estimated pre-tax annual costs of approximately $179 million by 2009.

Asset Impairment and Exit Costs

During 2005, 2006 and 2007, we announced plans for streamlining various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through December 31, 2007, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, during 2005, 2006 and 2007 we recorded pre-tax asset impairment and exit costs of $90 million, $126 million and $195 million, respectively. The 2005 pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. The 2006 pre-tax charges included $57 million of costs related to the Munich, Germany factory closure. The 2007 pre-tax charges primarily related to severance costs. Pre-tax charges, primarily related to severance, of approximately $65 million related to these previously announced plans are expected during 2008.

In 2007, asset impairment and exit costs also included general corporate pre-tax charges of $13 million related to fees associated with the Spin-off.

Cash payments related to exit costs were $40 million in 2005, $44 million in 2006 and $131 million in 2007. Future cash payments for exit costs incurred to date are expected to be approximately $170 million. The streamlining of these various functions and operations is expected to result in the elimination of approximately 3,400 positions. As of December 31, 2007, approximately 2,400 of these positions have been eliminated. These actions generated pre-tax cost savings beginning in 2005, with cumulative estimated annual cost savings of approximately $185 million through the end of 2007, of which $130 million are incremental savings in 2007. Cumulative estimated cost savings of approximately $329 million are expected by the end of 2008.

Acquisitions

As discussed in Note 6 to our consolidated financial statements, in 2005 we acquired 98% of the outstanding shares of Sampoerna, an Indonesian tobacco company, for a cost of $4.8 billion, and a 98% stake in Coltabaco, the largest tobacco company in Colombia, for a cost of $300 million.

In the fourth quarter of 2006, we purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

In November 2006, we exchanged our 47.5% interest in E. León Jimenes, C. por. A., or ELJ, which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A., or ITLJ, and $427 million of cash. As a result of the transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business. The exchange of our interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million. The operating results of ELJ’s cigarette subsidiary from the date of exchange to December 31, 2006, and for the year ended December 31, 2007, the amounts of which were not material, were included in our operating results.

During the first quarter of 2007, we acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited, or Lakson Tobacco, and completed a mandatory tender offer for the remaining shares, which increased our total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million. The effect of this acquisition was not material to our 2007 consolidated financial position, results of operations or operating cash flows.

In November 2007, we acquired an additional 30% stake in our Mexican tobacco business from Grupo Carso, S.A.B. de C.V., or Grupo Carso, which increased our ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% stake in the business. We also entered into an agreement with Grupo Carso which provides the basis for us to potentially acquire, or for Grupo Carso to potentially sell to us, Grupo Carso’s remaining 20% in the future. The effect of this acquisition was not material to our 2007 consolidated financial position, results of operations or operating cash flows.

Trade Policy

It is our policy to comply with applicable laws of the United States and the laws of the countries in which we do business that prohibit trade with certain countries, organizations or individuals. We do not sell products or have a current intent to sell products in Cuba or North Korea. Certain of our subsidiaries have established commercial arrangements involving Syria, Iran, Myanmar and Sudan, in each case in compliance with our trade policy and U.S. law.

Certain subsidiaries sell products that are exported to Syria in compliance with exemptions under applicable U.S. laws and regulations. Such sales are quantitatively not material, amounting to well below 0.5% of our consolidated annual volume and operating companies income in each of the past three years. We have no employees, operations or assets in Syria.

In January 2007, a subsidiary received a license from the U.S. Office of Foreign Assets Control to export cigarettes to Iran. We did not record any sales to Iran in 2007. Our subsidiary has received a new license for 2008 and intends to commence sales during the year. Sales under the license are not expected to be material, with projected sales well below 0.5% of total estimated 2008 volume and operating companies income. We have no employees, operations or assets in Iran.

A subsidiary sells products to duty free customers that resell those products to their respective customers, some of which have duty free operations in Myanmar. Another duty free subsidiary sells products to a duty free customer that supplies U.N. peacekeeping forces around the world, including those in Sudan. All such sales are in compliance with exemptions under applicable U.S. laws and regulations and are de minimis in volume and value. We have no employees, operations or assets in Myanmar or Sudan.

We do not believe that exempt or licensed sales of our products, which are agricultural products under U.S. law, and are not technological or strategic in nature, for ultimate resale in Syria, Iran, Myanmar or Sudan in compliance with U.S. laws, will present a material risk to our stockholders, our reputation or the value of our shares. To our knowledge, none of the governments of Syria, Iran, Myanmar or Sudan, nor entities controlled by those governments, receive cash or act as intermediaries in connection with these transactions, except that in Syria, the state tobacco monopoly, which is the only entity legally permitted to import tobacco products, purchases products from our customer for domestic resale.

Certain states have enacted legislation permitting state pension funds to divest or screen from future investment in stocks of companies that do business with countries that are sanctioned by the U.S. We do not believe such legislation has had any material effect on the price of the shares of our parent company or will have such effect on our share price after the Spin-off.

Other

In December 2005, we reached agreements with the China National Tobacco Corporation, or CNTC, on the licensed production of Marlboro in the PRC and the establishment of an international joint venture. We each hold 50% of the shares of the joint venture company, which is based in Lausanne, Switzerland. The joint venture company will support the commercialization and distribution of a portfolio of Chinese heritage brands in international markets, expand the export of tobacco products and packaging materials from China, and explore other business development opportunities. While we view these agreements as important strategic milestones, we do not expect them to have a significant impact on our financial results for some time.

Consolidated Operating Results

See pages 11 to 16 for a discussion of Risk Factors.

Our volume, net revenues and operating companies income by segment were as follows:

	Cigarette Volume
	2005	2006	2007
	(in billions)
European Union	266.5	259.0	257.1
Eastern Europe, Middle East and Africa	284.2	288.6	291.3
Asia	173.3	194.6	211.7
Latin America	80.5	89.2	89.9

Total cigarette volume	804.5	831.4	850.0

	Net Revenues
	2005	2006	2007
	(in millions)
European Union	$23,874	$23,752	$26,682
Eastern Europe, Middle East and Africa	8,869	9,972	12,149
Asia	8,609	10,142	11,099
Latin America	3,936	4,394	5,166

Net revenues	$45,288	$48,260	$55,096

	Operating Income
	2005	2006	2007
	(in millions, except per share amounts)
Operating companies income:
European Union	$3,934	$3,516	$4,173
Eastern Europe, Middle East and Africa	1,635	2,065	2,427
Asia	1,793	1,869	1,802
Latin America	463	1,008	520
Amortization of intangibles	(18)	(23)	(28)
General corporate expenses	(72)	(67)	(73)
Gain on sale of leasing business			52

Operating income	$7,735	$8,368	$8,873

Net earnings	$5,620	$6,146	$6,026

Weighted average shares for Adjusted Diluted EPS	2,090	2,105	2,116

Adjusted Diluted EPS	$2.69	$2.92	$2.85

As discussed in Note 10 to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

The following events that occurred during 2005, 2006 and 2007, affected the comparability of our statement of earnings amounts:

•	Asset Impairment and Exit Costs – For the years ended December 31, 2005, 2006 and 2007, pre-tax asset impairment and exit costs by segment were as follows:

	2005	2006	2007
	(in millions)
Separation programs:
European Union	$30	$99	$137
Eastern Europe, Middle East and Africa	14	2	12
Asia	7	19	28
Latin America	4	1	18

Total separation programs	55	121	195

Asset impairment:
European Union	19	5
Eastern Europe, Middle East and Africa	5
Asia	9
Latin America	2

Total asset impairment	35	5	—

General corporate			13

Asset impairment and exit costs	$90	$126	$208

For further details on asset impairment and exit costs, see Note 5 to our consolidated financial statements.

•

Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•

Gains on Sales of Businesses – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of our interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of the Dominican Republic cigarette business. During 2007, we sold our leasing business, managed by PMCC, for a pre-tax gain of $52 million ($14 million after-taxes).

•

Inventory Sale in Italy – During the first quarter of 2005, we made a one-time inventory sale of 4.0 billion units to our new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the European Union segment. During the second quarter of 2005, the new distributor reduced its inventories by approximately 1.0 billion units, resulting in lower shipments for us. The net impact of these actions was a benefit to the European Union segments’ pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•

Income Tax Benefit – In 2005, our tax provision included a $344 million tax benefit related to dividend repatriation under the American Jobs Creation Act. Our 2006 tax provision reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million and net state tax reversals of $35 million. Our 2006 tax provision also included the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved in 2006. In 2007, we recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower enacted tax rates in Germany. Our 2007 tax provision also included the reversal of tax accruals of $41 million no longer required.

2007 compared with 2006

The following discussion compares our consolidated operating results for the year ended December 31, 2007, with the year ended December 31, 2006.

Cigarette volume of 850.0 billion units increased 18.6 billion units or 2.2%. This increase was due primarily to higher volume in Asia as a result of the acquisition in Pakistan in March 2007. Excluding the acquisition in Pakistan and the acquisition of local brands in Mexico, cigarette shipment volume was down 0.7%, due mainly to lower shipments in Germany and Poland, and the unfavorable impact of timing and trade inventory movements primarily in Japan and Mexico. Partially offsetting the decline were gains in Argentina, Egypt, Indonesia, Korea and Ukraine, as well as favorable timing of shipments in Italy.

We achieved market share gains in many markets, including Argentina, Australia, Austria, Brazil, Egypt, Finland, Greece, Hungary, Israel, Italy, Korea, Mexico, the Netherlands, the Philippines, Portugal, Singapore, Sweden and Ukraine.

Volume for Marlboro cigarettes decreased 1.5%. This decrease was due primarily to timing of shipments in Mexico and unfavorable distributor inventory movements in Japan, partially offset by gains in Argentina, Bulgaria, Indonesia, Korea and Russia. Marlboro market share increased in many markets, including Argentina, Brazil, Egypt, Greece, Hungary, Indonesia, Israel, Korea, the Philippines, Poland, Russia, and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $6.8 billion or 14.2%. Excluding excise taxes, net revenues increased $2.0 billion or 9.6% to $22.8 billion. This increase was due primarily to favorable currency ($1.2 billion), price increases ($896 million) and the impact of acquisitions ($169 million). These increases were partially offset by lower volume/mix ($239 million).

Operating income increased $505 million or 6.0%. This increase was due primarily to price increases and cost savings ($906 million), favorable currency ($471 million), the Italian antitrust charge in 2006 ($61 million) and the gain on sale of our leasing business in 2007 ($52 million). These increases were partially offset by the 2006 pre-tax gain related to the exchange of our interest in a beer business in the Dominican Republic ($488 million), lower volume/mix ($290 million), higher marketing, administration and research costs ($93 million, including $30 million for a distributor termination in Indonesia), higher pre-tax charges for asset impairment and exit costs ($69 million) and the impact of divestitures ($51 million).

Currency movements increased net revenues by $3.5 billion ($1.2 billion, after excluding the impact of currency movements on excise taxes) and operating income by $471 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar against the Japanese yen.

Interest expense, net, of $10 million decreased $132 million or 93.0%, due primarily to lower average debt levels throughout most of 2007.

Our effective tax rate increased 6.7 percentage points to 28.9%. The 2007 effective tax rate includes a tax benefit of $27 million related to the reduction of deferred tax liabilities resulting from future lower enacted tax rates in Germany. The 2007 effective tax rate also includes the reversal of tax accruals of $41 million no longer required. The 2006 effective tax rate reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. Also included in the 2006 effective tax rate is the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved within the 2006 fiscal year. Absent these reversals, our on-going effective tax rate is approximately 29% to 30%.

Net earnings of $6.0 billion decreased $120 million or 2.0%. This decrease was due primarily to a higher 2007 effective tax rate, partially offset by higher operating income and lower interest expense, net.

2006 compared with 2005

The following discussion compares our consolidated operating results for the year ended December 31, 2006, with the year ended December 31, 2005.

Cigarette volume of 831.4 billion units increased 26.9 billion units or 3.4%. This increase was due primarily to higher volume in Asia, Latin America and Eastern Europe, Middle East and Africa. These increases were partially offset by lower volume in the EU. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to our new distributor in Italy in 2005, cigarette shipment volume was up 0.4%. Total tobacco volume, which included 8.3 billion cigarette equivalent units of other tobacco products, grew 3.5%. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to our new distributor in Italy in 2005, total tobacco volume grew 0.6%.

We achieved market share gains in a number of important markets, including Argentina, Austria, Belgium, Egypt, Finland, France, Germany, Hungary, Indonesia, Italy, Korea, Lebanon, Mexico, Poland, Singapore, Sweden, Turkey and Ukraine.

Marlboro shipment volume decreased 1.9%, due primarily to declines in Argentina, Germany, Japan and Spain. However, in-market volume was up and Marlboro market share increased in many important markets, including France, Greece, Hong Kong, Italy, Japan, Korea, Kuwait, Mexico, Poland, Romania, Russia, Saudi Arabia, Singapore, Spain, Thailand and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $3.0 billion or 6.6%. Excluding excise taxes, net revenues increased $781 million or 3.9% to $20.8 billion. This increase was due primarily to the impact of acquisitions ($637 million), price increases ($392 million) and higher volume/mix ($92 million). These increases were partially offset by unfavorable currency ($340 million).

Operating income increased $633 million or 8.2%. This increase was due primarily to a pre-tax gain related to the exchange of our interest in a beer business in the Dominican Republic ($488 million), price increases and cost savings ($410 million) and the impact of acquisitions ($232 million). These increases were partially offset by unfavorable currency ($183 million), unfavorable volume/mix ($157 million, including the 2005 benefit from the inventory sale in Italy), higher marketing, administration and research costs ($72 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($36 million).

Currency movements decreased net revenues by $651 million ($340 million after excluding the impact of currency movements on excise taxes) and operating income by $183 million. These decreases were due primarily to the strength versus prior year of the U.S. dollar against the Japanese yen and the Turkish lira.

Interest expense, net, of $142 million increased $48 million or 51.1%, due primarily to higher borrowings following our acquisition of Sampoerna in Indonesia during 2005.

Our effective tax rate decreased by 1.8 percentage points to 22.2%. The 2005 effective tax rate included a $344 million tax benefit related to dividend repatriation under the American Jobs Creation Act. The 2006 effective tax rate reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. Also, included in the 2006 tax provision is the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved within the 2006 fiscal year.

Minority interest in earnings, net of income taxes, increased $65 million or 34.9%. This increase was due primarily to higher earnings in Turkey and Mexico.

Net earnings of $6.1 billion increased $526 million or 9.4%. This increase was due primarily to higher operating income and a lower effective tax rate. These increases were partially offset by higher interest expense and minority interest in earnings.

Operating Results by Business Segment

2007 compared with 2006

The following discussion compares operating results within each of our reportable segments for 2007 with 2006.

European Union. Our cigarette shipment volume decreased 0.7%. This decrease was due to declines in Germany and Poland, and unfavorable distributor inventory movements in France. These decreases were partially offset by gains in Hungary, the Baltic States, and the impact of favorable inventory movements in Italy. Our cigarette market share in the European Union was 39.3%, down 0.1 share point from 2006, due primarily to trade inventory distortions in the Czech Republic. Absent these distortions, market share in the European Union was flat.

In France, our shipment volume decreased 4.8%, due primarily to a lower market due to higher pricing. Our market share decreased 0.3 share points to 42.4%, due primarily to declines in Marlboro, reflecting the temporary adverse impact of crossing the €5.00 per pack threshold. In the mid-price segment, the Philip Morris brand grew market share.

In Germany, our cigarette shipment volume declined 4.6%. The total cigarette market in Germany declined 4.0%, due mainly to the tax-driven price increase in October 2006. Our cigarette market share declined 0.4 share points to 36.5%, due to lower Marlboro share, partially offset by share gains for L&M.

In Italy, the total cigarette market was down 1.1%. Our cigarette shipment volume increased 2.9%, due primarily to the favorable timing of shipments, and our market share in Italy increased 0.8 share points to 54.6%, driven by Chesterfield and Merit.

In Poland, the total cigarette market declined 3.5%, due to consumer price sensitivity within the low price segment following significant tax-driven price increases, as consumers switched to other tobacco products. Our shipment volume was down 6.0% and our market share decreased 1.0 share point to 39.0%, primarily reflecting share declines for our low price and local 70mm brands. However, Marlboro market share rose 0.4 share points to 8.5%.

In Spain, the total cigarette market declined 1.2%. Our shipment volume increased 0.7%, due mainly to the favorable timing of shipments. Our market share declined 0.2 share points to 32.1%, primarily reflecting declines in Marlboro, partially offset by gains for Chesterfield, L&M and the Philip Morris brand.

Net revenues, which include excise taxes billed to customers, increased $2.9 billion or 12.3%. Excluding excise taxes, net revenues increased $920 million or 11.7% to $8.8 billion. This increase was due primarily to favorable currency ($748 million) and price increases ($374 million). These increases were partially offset by lower volume/mix ($202 million).

Operating companies income increased $657 million or 18.7%. This increase was due primarily to favorable currency ($417 million), price increases, net of higher costs ($363 million), lower marketing, administration and research costs ($75 million) and the Italian antitrust charge in 2006 ($61 million). These increases were partially offset by lower volume/mix ($201 million), higher pre-tax charges for asset impairment and exit costs ($33 million) and higher fixed manufacturing costs ($23 million).

Eastern Europe, Middle East and Africa. Our shipment volume increased 0.9%, driven by gains in Algeria, Bulgaria, Egypt and Ukraine. These increases were partially offset by declines in Romania, Russia, Serbia and Turkey.

In Egypt, improved economic conditions and increased tourism continued to fuel the growth of the total cigarette industry and premium brands. Our shipments rose 25.6% and our share advanced 1.9 points to 12.0%, driven by Marlboro, L&M and Merit.

In Russia, our shipments were down 2.0%, due largely to L&M. This decline was partially offset by continued growth of higher-margin brands, including Marlboro, Parliament, Chesterfield and Muratti. Our market share was unchanged at 26.6%. In September 2007, we replaced the entire L&M brand family with a completely new, smoother tasting product line-up in response to changing adult consumer preferences.

In Turkey, our shipments declined 1.6% and our market share declined 2.1 share points to 40.4%, due primarily to a volume decline of the lower-margin brands in our portfolio.

In Ukraine, our shipments grew 4.7% and our share rose 0.8 share points to 33.9%, driven by consumer up-trading to premium brands, particularly Marlboro, Parliament and Chesterfield.

In Algeria, our shipments increased, driven by an expanded distribution network.

In Bulgaria, our shipments increased, driven by our market entry in July 2006 as well as higher sales of Marlboro following price repositioning, and portfolio expansion following the lifting of import duties in January 2007.

In Romania, our shipments were down 9.6%, due primarily to a lower total market and lower market share. Our volume decline was driven by declines in L&M, partially offset by gains in Marlboro and Parliament.

Net revenues, which include excise taxes billed to customers, increased $2.2 billion or 21.8%. Excluding excise taxes, net revenues increased $741 million or 13.2% to $6.3 billion. This increase was due primarily to favorable currency ($321 million), price increases ($246 million) and higher volume/mix ($174 million).

Operating companies income increased $362 million or 17.5%. This increase was due primarily to price increases and lower costs ($285 million), higher volume/mix ($95 million) and favorable currency ($90 million). These increases were partially offset by higher marketing, administration and research costs ($80 million), higher fixed manufacturing costs ($18 million) and higher pre-tax charges for asset impairment and exit costs ($10 million).

Asia. Our shipment volume increased 8.8%. This increase reflects the Lakson Tobacco acquisition in Pakistan. Excluding this acquisition, our volume in Asia was down 3.2%, due primarily to the negative impact of inventory movements and lower shipments in Japan, partially offset by gains in Indonesia and Korea.

In Japan, the total cigarette market declined 4.8%, driven by the July 1, 2006 tax-driven price increase. Our market share in Japan decreased 0.4 share points to 24.3%, due mainly to Lark. Our shipments were down 12.6%, reflecting lower in-market sales and a reduction in distributor inventory durations at the end of 2007.

In Indonesia, the total cigarette market increased 3.9%. Our market share decreased 0.3 share points to 28.0%, reflecting the share decline of A Mild and Dji Sam Soe, due to a temporary stick-price disadvantage versus competitors’ brands, partially offset by the growth of Marlboro, which gained 0.4 share points to 4.0%. Our shipment volume rose 2.8%, driven by the July 2007 launch of Marlboro kretek.

In Korea, the total market increased 4.6%. Our shipments increased 20.3%, due primarily to the performance of Marlboro, Parliament and Virginia Slims, driven by new line extensions, including Marlboro

Filter Plus. Our market share in Korea increased 1.3 share points to 9.9% with Marlboro market share up 0.8 share points to 4.2%.

Net revenues, which include excise taxes billed to customers, increased $957 million or 9.4%. Excluding excise taxes, net revenues increased $108 million or 1.9% to $5.6 billion. This increase was due primarily to price increases ($146 million), the Lakson Tobacco acquisition ($118 million) and favorable currency ($75 million). These increases were partially offset by lower volume/mix ($231 million).

Operating companies income decreased $67 million or 3.6%. This decrease was due primarily to lower volume/mix ($179 million), higher marketing, administration and research costs ($70 million, including $30 million for a distributor termination in Indonesia), unfavorable currency ($36 million) and higher pre-tax charges for asset impairment and exit costs ($9 million). These decreases were partially offset by price increases and lower costs ($171 million), lower fixed manufacturing costs ($44 million) and the Lakson Tobacco acquisition ($12 million).

Latin America. Our shipment volume increased 0.8%. This increase was driven by gains in Argentina, partially offset by declines in Mexico and the Dominican Republic.

In Argentina, the total cigarette market was up 3.0%, while our shipments grew 7.1% and our share was up 2.6 share points to 68.9%, driven by Marlboro and the Philip Morris brand.

In Mexico, the total market declined 6.3%, due to lower consumption following the price increases in January and October 2007, as well as an unfavorable comparison with the prior year, which included trade purchases in advance of the January 2007 tax-driven price increase. Our shipments declined 2.1%, reflecting the decline in the overall market. However, our market share rose 0.8 share points to 64.3%, driven by Benson & Hedges and Delicados.

In the Dominican Republic, our shipment volume declined 20.2%, reflecting a lower total market following price increases in January and February 2007 to partially compensate for a very significant excise tax increase imposed on cigarettes in January 2007.

Net revenues, which include excise taxes billed to customers, increased $772 million or 17.6%. Excluding excise taxes, net revenues increased $235 million or 13.4% to $2.0 billion. This increase was due primarily to price increases ($130 million), the impact of acquisitions ($51 million), favorable currency ($34 million) and favorable volume/mix ($20 million).

Operating companies income decreased $488 million or 48.4%. This decrease was due primarily to the gain in 2006 from the exchange of our interest in the Dominican Republic beer business ($488 million), the impact of divestitures ($51 million), higher marketing, administration and research costs ($18 million) and higher pre-tax charges for asset impairment and exit costs ($17 million). These decreases were partially offset by price increases, net of higher costs ($87 million).

2006 compared with 2005

The following discussion compares operating results within each of our reportable segments for 2006 with 2005.

European Union. Our cigarette shipment volume decreased 2.8% in the EU segment. Excluding the inventory sale in Italy in 2005, volume decreased 1.7%. This decrease was due largely to declines in Spain, Portugal, Germany and the Czech Republic. These declines were partially offset by gains in France, Hungary and Poland.

In Spain, the total cigarette market was down 2.9%. This decrease was due primarily to the impact of excise tax increases and a new tobacco law implemented on January 1, 2006. Our shipment volume decreased 12.8%, reflecting increased consumer down-trading to the low price segment. As a result of growing price gaps, our market share in Spain declined 2.3 share points to 32.3%. On January 21, 2006, the Spanish government raised excise taxes on cigarettes, which would have resulted in even larger price gaps if the tax increase had been passed on to consumers. Accordingly, we reduced our cigarette prices on January 26, 2006 to restore the competitiveness of our brands. In late February, the Spanish government again raised the level of excise taxes, but also established a minimum excise tax, following which we raised our prices back to prior levels. On November 10, 2006, the Spanish government announced an increase in the minimum excise tax to 70 euros per thousand cigarettes. Effective December 30, 2006, we raised prices on all our brands.

In Portugal, the total cigarette market declined 8.2%. This decline was caused by a tax-driven price increase that resulted in lower overall consumption and higher consumer cross-border purchases in Spain. Our shipment volume decreased 13.0% and market share was down 5.0 share points to 82.0%, due to severe price competition, partially arising from competitors continuing to sell lower-priced product from inventory that was accumulated prior to the tax increase.

In Germany, our total tobacco volume (which includes other tobacco products) increased 0.9%; however, our cigarette volume declined 2.8%. Total tobacco consumption in Germany was down 5.9% in 2006, reflecting the decline and ultimate exit of tobacco portions from the market. The total cigarette market decreased 4.0%, affected by the September 2005 tax-driven price increase as well as the sale of illicit cigarettes as reported by the German cigarette manufacturers’ association. Our cigarette market share increased 0.2 share points to 36.9%, driven by the price repositioning of L&M in January 2006. During the fourth quarter of 2005, the European Court of Justice ruled that the German government’s favorable tax treatment of tobacco portions was against EU law. Accordingly, tobacco portions manufactured as of April 1, 2006 incur the same excise tax as that levied on cigarettes, and as of October 2006, our shipment of tobacco portions ceased.

In the Czech Republic, shipment volume was down 9.7% and market share was lower, reflecting intense price competition.

In Italy, the total cigarette market rose 1.1% versus a low base in 2005, when it was adversely impacted by the compounding effects of the January 2005 legislation restricting smoking in public places and the December 2004 tax-driven price increase. Our shipment volume in Italy decreased 3.9%, reflecting the one-time inventory sale in 2005. Adjusting for the one-time inventory sale, cigarette shipment volume in Italy increased 1.9%. Market share in Italy increased 1.3 share points to 53.8%, driven by Marlboro, Diana and Chesterfield.

In Poland, shipment volume was up 6.3% and market share increased 2.8 share points to 40.0%, driven by L&M and Next.

In France, shipment volume increased 7.0%, driven by price stability, moderate price gaps and the favorable timing of shipments. Market share increased 1.0 share point to 42.7%, reflecting the strong performance of Marlboro and the Philip Morris brand.

Net revenues, which include excise taxes billed to customers, decreased $122 million or 0.5%. Excluding excise taxes, net revenues decreased $609 million or 7.2% to $7.9 billion. This decrease was due primarily to lower volume/mix ($254 million), net price decreases ($203 million) and unfavorable currency ($152 million).

Operating companies income decreased $418 million or 10.6%. This decrease was due primarily to lower volume/mix ($243 million), price decreases net of cost savings ($179 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($55 million). These decreases were partially offset by lower marketing, administration and research costs ($90 million) and lower fixed manufacturing costs ($29 million).

Eastern Europe, Middle East and Africa. Our shipment volume increased 1.6%. This increase was driven by gains in Russia, Ukraine and Egypt. These increases were partially offset by declines in Romania and Turkey. In Russia, shipments were up 3.4%, driven by Marlboro, Muratti, Parliament, and Chesterfield, while market share was down 0.4 share points to 26.6%, due primarily to declines of low price brands and L&M. Higher shipments in Ukraine mainly reflect higher market share, as a result of up-trading to higher margin brands. In Romania, shipments declined 15.1% and share was down 1.8 share points to 32.3%. In Turkey, shipments declined 3.5%, reflecting the continued decline of low price Bond Street. However, our market share in Turkey rose 1.1 share points to 42.4%, as consumers traded up to our higher margin brands, Parliament and Muratti.

Net revenues, which include excise taxes billed to customers, increased $1.1 billion or 12.4%. Excluding excise taxes, net revenues increased $563 million or 11.2% to $5.6 billion. This increase was due primarily to price increases ($391 million) and higher volume/mix ($195 million), partially offset by unfavorable currency ($23 million).

Operating companies income increased $430 million or 26.3%. This increase was due primarily to price increases, net of higher costs ($381 million) and higher volume/mix ($130 million), partially offset by higher marketing, administration and research costs ($85 million).

Asia. Our shipment volume increased 12.3%, reflecting the acquisition of Sampoerna in Indonesia. Excluding this acquisition, volume in Asia was down 1.0%, due primarily to lower volume in Japan and Thailand. In Japan, the total market declined 4.4%, driven by the July 1, 2006 price increase. Market share in Japan decreased 0.1 point to 24.7%. Market share in Indonesia grew 1.9 share points to 28.3%, led by A Hijau and A Mild. In Thailand, a lower total market reflected a December 2005 excise tax increase.

Net revenues, which include excise taxes billed to customers, increased $1.5 billion or 17.8%. Excluding excise taxes, net revenues increased $612 million or 12.4% to $5.5 billion. This increase was due primarily to the impact of acquisitions ($587 million) and price increases ($197 million), partially offset by unfavorable currency ($179 million).

Operating companies income increased $76 million or 4.2%. This increase was due primarily to the impact of acquisitions ($219 million) and price increases ($185 million). These increases were partially offset by unfavorable currency ($188 million), lower volume/mix ($81 million) and higher marketing, administration and research costs ($53 million).

Latin America. Our shipment volume increased 10.8%, driven by strong gains in Argentina and Mexico, as well as higher volume in Colombia due to the 2005 acquisition of Coltabaco. Excluding this acquisition, volume was up 6.3%. In Argentina, the total market advanced approximately 7.0%, while our shipments grew 15.9% and share was up 4.9 share points, due mainly to the Philip Morris brand. In Mexico, the total market was up approximately 2.0% and our shipments grew 6.0%. Market share rose 1.4 share points to 63.5%, reflecting the continued strong performance of Marlboro and Benson & Hedges.

Net revenues, which include excise taxes billed to customers, increased $458 million or 11.6%. Excluding excise taxes, net revenues increased $215 million or 14.0% to $1.8 billion. This increase was due primarily to higher volume/mix ($144 million), the impact of acquisitions ($50 million) and favorable currency ($14 million).

Operating companies income increased $545 million or 117.7%. This increase was due primarily to a pre-tax gain of $488 million related to the exchange of our interest in a beer business for full ownership of a tobacco business in the Dominican Republic, higher volume/mix ($37 million), price increases ($23 million) and the impact of acquisitions ($13 million). These increases were partially offset by higher marketing, administration and research costs ($24 million).

Financial Review

Net Cash Provided by Operating Activities

Net cash provided by operating activities of $5.6 billion for the year ended December 31, 2007, decreased $647 million from 2006. The decrease in cash provided by operating activities was due primarily to higher cash used to fund working capital during 2007 as compared with 2006 ($817 million), partially offset by higher net earnings ($115 million, excluding non-cash income and expense amounts) and lower pension plan contributions ($40 million). The change in working capital was due primarily to higher receivables from additional trade purchases in anticipation of 2008 tax-driven price increases in many markets, as well as higher inventories. The increase in inventories reflects higher leaf tobacco to support production that we are re-sourcing from PM USA in 2008 and higher finished goods inventories in anticipation of further trade purchases prior to excise tax increases.

Net cash provided by operating activities of $6.2 billion for the year ended December 31, 2006, increased $1.0 billion over 2005, primarily reflecting higher net earnings ($1.5 billion, excluding deferred income taxes) and lower pension plan contributions ($190 million), partially offset by a higher use of cash to fund working capital ($360 million). The increase in net cash used for working capital was due largely to an increase in our finished goods inventory in anticipation of 2007 tax-driven price increases in many markets.

Net Cash Used in Investing Activities

One element of our growth strategy is to strengthen our brand portfolio and/or expand our geographic reach through active programs of selective acquisitions.

Net cash used in investing activities of $2.6 billion for the year ended December 31, 2007, increased $2.1 billion over 2006. This increase was due primarily to a higher use of cash for acquisitions in 2007, lower proceeds from sales of businesses in 2007 and higher capital expenditures. Net cash used in investing activities of $439 million for the year ended December 31, 2006, decreased $5.2 billion from 2005, due primarily to a lower use of cash for acquisitions in 2006. The increased proceeds from sales of businesses in 2006 also contributed to the decreased use of cash. These increases were partially offset by higher capital expenditures.

During the first quarter of 2007, we acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco, and completed a mandatory tender offer for the remaining shares, which increased our total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million. In November 2007, we acquired an additional 30% stake in our Mexican tobacco business from Grupo Carso for $1.1 billion, which increased our ownership interest to 80%. After this transaction was completed, Grupo Carso retained a 20% stake in the business. We also entered into an agreement with Grupo Carso which provides the basis for us to potentially acquire, or for Grupo Carso to potentially sell to us, Grupo Carso’s remaining 20% in the future.

In November 2006, we exchanged our 47.5% interest in ELJ, which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary, ITLJ, and $427 million of cash. As a result of the transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business.

Our capital expenditures were $736 million in 2005, $886 million in 2006 and $1,072 million in 2007. The expenditures were primarily for our modernization and consolidation of manufacturing facilities, expansion of research and development facilities, and expansion of production capacity. We expect capital expenditures in 2008 of approximately $800 million, to be funded by operating cash flows.

Net Cash Used in Financing Activities

During 2007, we used $3.4 billion in our financing activities primarily to pay dividends to Altria, partially offset by increased borrowings. The increased level of dividends in 2007 reflects special dividends paid to Altria of $3.1 billion in anticipation of the Spin-off. We expect to pay an additional $900 million of special dividends to Altria in the first quarter of 2008. During 2006, we used $5.4 billion in our financing activities primarily for the repayment of debt and for dividends paid to Altria. During 2005, we used $3.0 billion in our financing activities primarily to pay dividends to Altria, partially offset by increased borrowings for the acquisition of Sampoerna. The increased level of dividends in 2005 related to the American Jobs Creation Act.

On January 30, 2008, the Altria Board of Directors approved a $13.0 billion two-year share repurchase program for us which is expected to begin in May 2008.

Debt and Liquidity

Credit Lines – As discussed in Note 7 to our consolidated financial statements, the purchase price of the Sampoerna acquisition was primarily financed through our euro 4.5 billion bank credit facilities arranged in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments had since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. On December 4, 2007, we entered into new credit agreements consisting of a $3.0 billion five-year revolving credit facility, a $1.0 billion 3-year revolving credit facility and a euro 1.5 billion 364-day term loan facility. On December 4, 2007, we borrowed euro 1.5 billion under our new term loan facility to repay the debt outstanding under our 2005 term loan facility. These facilities, which are not guaranteed by Altria, require us to maintain a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to interest ratio of not less than 3.5 to 1.0. At December 31, 2007, our ratio calculated in accordance with the agreements was 44.6 to 1.0. The multi-year facilities enable us to reclassify short-term debt to long-term debt. At December 31, 2007, $2,205 million of short-term borrowings that we expect to remain outstanding at December 31, 2008 were reclassified as long-term debt.

We expect to continue to meet our covenants. These facilities do not include any credit rating triggers or any provisions that could require us to post collateral.

At December 31, 2007, our credit lines and the related activity, were as follows (in billions of dollars):

	December 31, 2007
Type	Credit Lines	Amount Drawn	Lines Available
364-day term loan, expiring 12/2/08	$2.2	$2.2	$—
3-year revolving credit, expiring 12/4/10	1.0	0.6	0.4
5-year revolving credit, expiring 12/4/12	3.0		3.0
5-year revolving credit, expiring 5/12/10	2.9	2.4	0.5

	$9.1	$5.2	$3.9

In addition to the above, certain of our subsidiaries maintain credit lines to meet their respective working capital needs. These credit lines amounted to approximately $2.6 billion at December 31, 2007. Borrowings from these lines of credit amounted to $419 million at December 31, 2006 and $638 million at December 31, 2007.

Credit Ratings – Moody’s expects that, should we be spun-off from Altria Group, Inc. as expected, our long-term and short-term ratings could be as high as A2 and Prime-1, respectively. Standard & Poor’s believes that the potential corporate credit rating for us could be as high as A+ based solely on its business risk assessment. Fitch expects that, should we be spun-off from Altria Group, Inc., our long-term and short-term ratings could be A+ and F1, respectively.

Debt – Our total debt was $2.8 billion at December 31, 2006 and $6.3 billion at December 31, 2007. The ratio of total debt to equity was 0.20 at December 31, 2006 and 0.41 at December 31, 2007. Variable-rate debt constituted approximately 93% of our total debt at December 31, 2007. The weighted-average interest rate on our total debt was 5.1% at December 31, 2006 and 5.3% at December 31, 2007.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees – As discussed in Note 14 to our consolidated financial statements, at December 31, 2007, our third-party guarantees, which are primarily related to excise taxes, were $50 million, of which $45 million have no specified expiration dates. The remainder expire through 2011, with no guarantees expiring during 2008. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our consolidated balance sheet at December 31, 2007, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote. At December 31, 2007, we are also contingently liable for $2.9 billion of guarantees related to our own performance, consisting of the following:

•

$2.7 billion of guarantees for excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective government agency. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our consolidated balance sheet.

•	$0.2 billion of other guarantees, consisting principally of guarantees of lines of credit for certain of our subsidiaries.

Although these guarantees of our own performance are frequently short-term in nature, they are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

Aggregate Contractual Obligations – The following table summarizes our contractual obligations at December 31, 2007:

	Payments Due
	Total	2008	2009-2010	2011-2012	2013 and Thereafter
	(in millions)
Long-term debt (1)	$3,464	$91	$3,306	$57	$10
Interest on borrowings (2)	559	293	264	2
Operating leases (3)	353	74	88	37	154
Purchase obligations (4):
Inventory and production costs	1,315	855	451	9
Other	2,458	1,282	707	357	112

	3,773	2,137	1,158	366	112
Other long-term liabilities (5)	85	20	33	16	16

	$8,234	$2,615	$4,849	$478	$292

(1)	Amounts represent the expected cash payments of our long-term debt, excluding short-term borrowings reclassified as long-term debt. Amounts include capital lease obligations, primarily associated with vending machines in Japan.

(2)

Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate.

Interest on our variable rate debt is estimated using the rate in effect at December 31, 2007. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(3)	Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5)	Other long-term liabilities consist primarily of non-competition agreements. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, income taxes and tax contingencies, minority interest, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making non-U.S. pension contributions of approximately $97 million in 2008, based on current tax law (as discussed in Note 11 to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement – In July 2004, we entered into an agreement with the European Commission, or E.C., and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, this agreement has been signed by 26 of the 27 member states. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, we will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against our earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record charges for them as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $136 million, $95 million and $100 million were recorded in cost of sales in 2005, 2006 and 2007, respectively.

Market Risk

We operate globally, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use financial instruments to manage our foreign currency exposures. We use derivative financial instruments principally to reduce our exposure to foreign exchange risk by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

Hedging activity affected our accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2005, 2006 and 2007, as follows:

	2005	2006	2007
	(in millions)
(Loss) gain as of January 1	$(50)	$8	$—
Derivative (gains) losses transferred to earnings	(12)	(24)	11
Change in fair value	70	16	(21)

Gain (loss) as of December 31	$8	$—	$(10)

The fair value of all derivative financial instruments has been calculated based on market quotes.

Foreign Exchange Rates. We are exposed to foreign currency exchange movements, primarily in the Japanese yen, Swiss franc, euro, Turkish lira, Russian ruble and Indonesian rupiah. Consequently, we enter into contracts that change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. We use forward exchange contracts, foreign currency swaps and foreign currency options to hedge certain transaction exposures and anticipated foreign currency cash flows. The aggregate notional value of these contracts was $3.1 billion at December 31, 2006 and $6.9 billion at December 31, 2007. A portion of our foreign currency swaps, while effective as economic hedges, do not qualify for hedge accounting and therefore the unrealized gains (losses) relating to these contracts are reported in our consolidated statement of earnings. For the years ended December 31, 2005, 2006 and 2007, the unrealized gain (loss) with regard to the contracts that do not qualify for hedge accounting was insignificant.

We designate certain foreign denominated forwards as net investment hedges of foreign operations. During the year ended December 31, 2007, these hedges of net investments resulted in gains of $19 million, net of income taxes. These gains were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

Value at Risk. We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2006 and 2007, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows (in millions):

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/06	Average	High	Low	At 12/31/06	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$4	$5	$7	$3
Interest rates					$2	$2	$3	$—

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/07	Average	High	Low	At 12/31/07	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$32	$17	$32	$5
Interest rates					$1	$1	$1	$—

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

New Accounting Standards

See Note 2, Note 9, Note 11 and Note 13 to our consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 14 to our consolidated financial statements for a discussion of contingencies.

BUSINESS

We are a Virginia holding company first incorporated in 1987, and have been a wholly owned subsidiary of Altria since our creation. Our subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States. Our operating segments are organized and managed by geographic region, as described below.

Following the Distribution, we will be the largest (in terms of volume) and most profitable publicly traded tobacco company in the world. With a shipment volume of 850 billion cigarettes in 2007, we estimate that our share of the total international cigarette market reached a level of 15.6%, and 25.2% excluding the PRC.

In addition to our leadership position in tobacco, with 2006 net revenues of $48.3 billion generating net earnings of $6.1 billion, we will be one of the most profitable consumer packaged goods companies in the world as summarized below:

Top Ten Global Consumer Packaged

Goods Companies Ranked by

2006 Net Earnings(c)

($ millions)
Procter & Gamble	8,684
Nestle	7,336
Philip Morris International (a)	6,146
Unilever	5,953
Pepsico	5,642
Coca Cola	5,080
Diageo (b)	3,625
BAT	3,488
Altria (a)	3,183
Kraft (a)	3,060

(a)	Assuming Distribution on January 1, 2006 and Altria excluding Kraft.

(b)	£1,908 for the twelve months ending June, 2006 at $1.90=£1.00.

(c)	Derived from published 2006 data of listed companies; 2007 data not yet available.

Sources:	Fortune Global 500; Altria, PMI and Kraft internal data; and Diageo company report.

In 2007, our net revenues, which include excise taxes billed to customers, grew by 14.2% to $55.1 billion. Our net earnings decreased by 2.0% to $6.0 billion, primarily reflecting a 2006 gain from the restructuring of our business in the Dominican Republic of $317 million and the reversal of tax accruals in 2006 of $485 million following the closure of a U.S. tax audit, partially offset by favorable currency and higher pricing.

We divide our markets into four geographic regions, which constitute our segments for financial reporting purposes:

•

The European Union, or EU, Region is headquartered in Lausanne, Switzerland and covers all the EU countries except for Slovenia, Bulgaria and Romania, and also comprises Switzerland, Norway and Iceland, which are linked to the EU through trade agreements.

•

The Eastern Europe, Middle East and Africa, or EEMA, Region is also headquartered in Lausanne and covers the Balkans (including Slovenia, Bulgaria and Romania), the former Soviet Union (excluding Estonia, Latvia and Lithuania), Mongolia, Turkey, the Middle East and Africa and our international duty free business.

•	The Asia Region is headquartered in Hong Kong and covers all other Asian countries as well as Australia, New Zealand, and the Pacific Islands.

•	The Latin America Region is headquartered in New York and covers the South American continent, Central America, Mexico, the Caribbean and Canada.

We estimate that the total international cigarette market, excluding the United States, reached 5.5 trillion cigarettes in 2007, and we base our 15.6% share on this estimate. The PRC is the world’s largest cigarette market with an estimated total cigarette volume exceeding 2.0 trillion cigarettes. In view of the sheer scale of this market and the fact that the PRC is dominated by the state-owned China National Tobacco Corporation, or CNTC, we measure our international market share both including and excluding the PRC market.

Estimated 2007 International Cigarette Market

	Including the PRC	Excluding the PRC
	(billions of cigarettes)
European Union	652.8	652.8
EEMA (a)	1,203.2	1,203.2
Asia	3,233.7	1,162.1
Latin America	312.0	312.0
Total (b)	5,455.0	3,383.5

(a)	Excluding international duty free.

(b)	Including total industry international duty free volume of 53.4 billion units.

The total international cigarette market is estimated to have grown at a compound annual growth rate of 1.6% over the 2003 to 2007 period, while the market excluding the PRC is estimated to have grown at a rate of 0.3%. Our 2007 total international market share by region is summarized below:

Estimated PMI 2007 Market Share by Region

	Including the PRC	Excluding the PRC
European Union	39.3%	39.3%
EEMA(a)	22.1	22.1
Asia	6.6	18.3
Latin America	30.0	30.0
Total (b)	15.6%	25.2%

(a)	Excluding international duty free.

(b)	Including PMI’s estimated 45.0% share of the international duty free market.

In recent years we have witnessed considerable consolidation within the international cigarette and tobacco industry. Our principal competitors internationally are BAT, Japan Tobacco and Imperial. We also compete with numerous other publicly traded, state owned or private companies, including CNTC.

The top five international competitors ranked by estimated international market share are summarized below:

Estimated 2006 International Market Share(b)

CNTC	37.3%
Philip Morris International	15.4
BAT	12.7
Japan Tobacco (a)	10.8
Imperial (a)	5.4

(a)	Assumes Japan Tobacco’s acquisition of Gallaher and Imperial’s acquisition of Altadis were in effect as of January 1, 2006.

(b)	Derived from published 2006 data of the listed companies; 2007 data not yet available for our competitors.

We evaluate segment performance and allocate segment resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. For the past three years our segments have contributed to our total net revenues and total operating companies income as follows:

PMI Segment Performance

	Net Revenues			Operating Companies Income
	2005	2006	2007	2005	2006	2007
	($ in billions)
EU	$23.9	$23.8	$26.7	$3.9	$3.5	$4.2
EEMA	8.9	10.0	12.1	1.6	2.1	2.4
Asia	8.6	10.1	11.1	1.8	1.9	1.8
Latin America (a)	3.9	4.4	5.2	0.5	1.0	0.5

Total	$45.3	$48.3	$55.1	$7.8	$8.5	$8.9

	Net Revenues			Operating Companies Income
	2005	2006	2007	2005	2006	2007
	(%)(b)
EU	52.7%	49.2%	48.4%	50.3%	41.6%	46.8%
EEMA	19.6	20.7	22.1	20.9	24.4	27.2
Asia	19.0	21.0	20.1	22.9	22.1	20.2
Latin America	8.7	9.1	9.4	5.9	11.9	5.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Operating companies income for Latin America in 2006 includes a pre-tax gain of $488 million on the restructuring of our business in the Dominican Republic.

(b)	Percentage calculated on millions of $.

Other data pertaining to our segments are included in Note 10 to our consolidated financial statements.

While net revenues and operating companies income in the EU Region grew over the 2005 to 2007 period by $2.8 billion and $0.3 billion, respectively, the Region’s contribution to our total results has declined. This predominantly reflects the significant increases in both net revenues and operating companies income generated in the EEMA Region over the same period, with net revenues increasing by $3.2 billion or 36.0% and operating companies income increasing by $0.8 billion or 50.0%.

Financial Strength and Performance

From 2003 through 2007, we have achieved significant growth in all aspects of our operating performance, with annual average increases of 3.7% in shipment volume, 9.3% in net revenues excluding excise taxes, 9.5% in operating income and 10.7% in net earnings:

	2003	2004	2005	2006	2007	CAGR (a)(c)
	($ in billions)
Volume (billions of units)	735.8	761.4	804.5	831.4	850.0	3.7%
Net Revenues Excluding Excise Taxes	$16.0	$17.6	$20.0	$20.8	$22.8	9.3%
Operating Income (b)	$6.2	$6.5	$7.7	$8.4	$8.9	9.5%
Net Earnings (b)	$4.0	$4.6	$5.6	$6.1	$6.0	10.7%

(a)	Compound Annual Growth Rate.

(b)	In 2007, includes asset impairment and exit costs of $208 million and a pre-tax gain of $52 million ($14 million after-tax) on the sale of our leasing business. In 2006, includes pre-tax gains from the restructuring of our business in the Dominican Republic of $488 million, the Italian anti-trust charge of $61 million and asset impairment and exit costs of $126 million; in 2005 includes charges of $90 million for asset impairment and exit costs; in 2004 includes a $250 million initial charge for the E.C. agreement and $44 million for asset impairment and exit costs.

(c)	Calculation of CAGR is based on millions of units or dollars.

From 2003 through 2007, as a percentage of net revenues excluding excise taxes, operating income increased from 38.8% to 39.0% and net earnings increased from 25.0% to 26.3%. Per thousand cigarettes, net revenues excluding excise taxes grew from $21.69 to $26.82, operating income from $8.42 to $10.44 and net earnings from $5.40 to $7.09 (percentages and per thousand cigarette calculations are rounded based on original data in millions of dollars). From 2003 to 2007, our operating income grew $2.7 billion due to the following factors:

Operating income in 2003	$6.2
Price increases	2.8
Volume/mix	(0.9)
Currency	1.2
Acquisitions/divestitures	0.6
Higher marketing, administration and research costs	(0.8)
Other, primarily asset impairment and exit costs	(0.2)

Operating income in 2007	$8.9

Our business is able to generate strong cash flows. In the period from 2003 to 2007, our cumulative operating cash flow was $26.4 billion. Our ability to generate cash has enabled us to make acquisitions totaling $7.4 billion over that time frame without burdening our balance sheet with significant amounts of debt, as illustrated by our low debt to equity ratio of 0.4 at December 31, 2007. This strong cash flow has been the basis of the successful investments we have made in our business and the dividends that we have been returning to Altria. As an independent company, our cash flow will also be used to optimize capital allocation and to fund dividend and share repurchase programs.

Recognizing our strong balance sheet, earnings potential and cash generating abilities, rating agencies have stated the following about us as an independent company:

•	Moody’s expects that, should we be spun-off from Altria Group, Inc., as expected, our long-term and short-term ratings could be as high as A2 and Prime-1, respectively;

•	Standard & Poor’s believes that the potential corporate credit rating for us could be as high as A+ based solely on its business risk assessment; and

•	Fitch expects that, should we be spun-off from Altria Group, Inc., our long-term and short-term ratings could be A+ and F1, respectively.

Our 2006 financial results compare favorably with those of the other large publicly traded international tobacco companies:

Net Earnings 2006(c)
($ billions)
Philip Morris International	6.1
BAT	3.5
Japan Tobacco (a)	2.6
Imperial (b)	2.2

(a)	Assumes Japan Tobacco’s acquisition of Gallaher effective January 1, 2006.

(b)	Assumes Imperial’s acquisition of Altadis effective January 1, 2006.

(c)	Data for 2007 not yet available at this time for all competitors.

Sources:	BAT, Japan Tobacco and Altadis net earnings from Fortune Global 500; Gallaher and Imperial net earnings from their respective company reports.

Global Scale and Leadership

Our leadership position extends across all four Regions. Excluding the PRC, we are either the leading or number two competitor in each of our regions as summarized below:

Estimated 2006 Market Shares by Region(d)
	EU	EEMA(a)	Asia (b)	Latin America
PMI	39%	22%	16%	30%
BAT	16	20	14	54
Japan Tobacco (c)	14	23	18	3
Imperial (c)	21	10	2	—

(a)	Excluding international duty free.

(b)	Excluding the PRC.

(c)	Assumes Japan Tobacco’s acquisition of Gallaher and Imperial’s acquisition of Altadis were effective as of January 1, 2006.

(d)	Competitive data derived from published 2006 data for listed companies; 2007 data not yet available.

We have grown share in both developed and emerging markets and in both the premium price and non-premium price segments:

PMI Share of Market and Price Segments 2003-2007 (a)
	2003	2007	% pts increase
Total
OECD Markets (b)	32.3%	33.5%	1.2
Non-OECD	14.7	20.0	5.3

Price Segments
Premium (c)	50.4%	52.4%	2.0
Non-Premium	13.3	16.3	3.0

(a)	Excluding the PRC and international duty free.

(b)	The 29 member countries of the Organisation for Economic Co-operation and Development (excluding the United States) are: Australia, Austria, Belgium, Canada, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, the Slovak Republic, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

(c)	Including above premium.

We are the market leader today in 11 of the top 30 international markets ranked by in-market sales volumes and are number two in an additional eight. We are the market leader in Indonesia, Ukraine, Turkey, Italy, Germany, Poland, France, Mexico, Argentina, Greece and Kazakhstan, and the leading international company in the Philippines, Egypt and Thailand.

The cigarette industry is characterized by significant brand loyalty relative to many other consumer packaged goods industries. Accordingly, the demographic profile of a company’s brand portfolio is an excellent measure of that portfolio’s aggregate strength, brand equity and market share growth potential. Our brand portfolio is strong as evidenced by our share of the legal age (minimum 18) to 24 year old age bracket exceeding that of our overall smoker share in most key markets as summarized below:

PMI 2006 Smoker Share(a)
Markets (b)	Legal Age (min. 18) to 24 Years Old	Total	Difference
Russia	35.5%	26.4%	9.1	% pts.
Japan	42.0	24.4	17.6
Indonesia	27.4	23.6	3.8
Ukraine	55.3	38.2	17.1
Brazil	28.9	17.4	11.5
Turkey	52.6	43.3	9.3
Italy	64.7	59.0	5.7
Germany	40.2	36.2	4.0
Spain	42.4	33.5	8.9
Philippines	48.7	33.5	15.2

(a)	Data for 2007 not yet available.

(b)	Top ten largest international cigarette markets, excluding the PRC and India.

Source: PMI General Consumer Tracking Surveys

Our Brands

Our significant portfolio of international and local brands is led by Marlboro, the world’s best selling international cigarette, which accounts for approximately 37% of our total shipment volume. By virtue of its scale and geographic reach, Marlboro holds a unique position among international cigarette brands. 2007 shipment volume reached a level of 311.2 billion cigarettes, corresponding to an estimated international market share of 9.2%, excluding the PRC.

Marlboro’s volume and share by geographic region are summarized below:

Marlboro 2007 Shipment Volume and Estimated Market Shares
	Volume
	Billions of Units	%	Market Share
EU	124.1	39.9	18.9%
EEMA	83.6	26.9	5.6	(a)
Asia	63.0	20.2	5.5	(b)
Latin America	40.5	13.0	12.9

Total	311.2	100.0%	9.2	% (b)

(a)	Excluding international duty free.

(b)	Excluding the PRC.

The unique position of Marlboro is confirmed by the fact that its shipment volume in 2007 of 311 billion units was more than the combined 2006 volume of 146 billion units of the four BAT Global Drive Brands (Kent, Dunhill, Lucky Strike and Pall Mall) and more than the combined 2006 volume of 238 billion units of the four Japan Tobacco Global Focus Brands (Mild Seven, Camel, Salem and Winston) as reported by those companies (2007 data not yet available; BAT’s report does not include BAT’s associated companies volume). This volume superiority was achieved despite the fact that Marlboro is consistently sold in all its markets in the premium price segment.

Marlboro’s volume over the 2003 to 2007 period suffered a decrease of 8.8 billion units or a compound annual decrease of 0.7%. Its share of the international cigarette market, excluding the PRC, declined 0.4 percentage points, from 9.6% in 2003 to 9.2% in 2007, largely attributable to share erosion in the EU Region as a result of intense price competition. Elsewhere internationally, Marlboro’s shipment volume grew by 21.4 billion units or a compound annual growth rate of 3.1% over the 2003 to 2007 period. Its share of the international cigarette market, excluding the PRC and the EU Region, increased by 0.4% percentage points, from 6.4% in 2003 to 6.8% in 2007.

Marlboro is complemented in the premium and above price category by Parliament and Virginia Slims. The combined volume of these two brands has increased at a compound annual rate of 6.3% since 2003 to reach 42.4 billion units in 2007. This growth has been achieved principally from higher sales in Eastern Europe, Turkey and several Asian markets.

Our leading brand in the high price category is Chesterfield, which has grown at a compound annual growth rate of 6.8% since 2003 to reach 35.7 billion units in 2007. Chesterfield has achieved higher sales in a wide variety of markets, including Italy, Spain, Russia and Ukraine. We are currently rolling out new packaging in order to build further on the brand’s momentum.

Our leading mid-price brand is L&M, which in 2007 recorded shipment volume of 97.1 billion units, down 9.2 billion units, representing a compound annual decrease of 2.2% versus 2003. This volume erosion occurred primarily in the EEMA Region and was partially offset by strong growth in several other markets, most notably Egypt and Germany. L&M was relaunched during 2007 in Eastern Europe with a new packaging, taste profile, filter construction and communication platform. Initial consumer response to this complete reformulation of the product offering has been encouraging.

We have reinforced our position in profitable low price segments with Bond Street, primarily in Eastern Europe, Red & White in Central Europe, and Next worldwide. The combined volume of these three brands has more than doubled from 30 billion units in 2003 to over 65 billion units in 2007.

The Philip Morris brand, Lark and Muratti round out our international brands with annual volumes exceeding 10 billion units each in 2007. Based on 2006 reports and our estimates of 2007 competitive brand volumes, we believe that, in total, seven of our leading brands rank amongst the international top fifteen best selling brands.

We also own a number of important local brands, such as A Mild, Dji Sam Soe and A Hijau in Indonesia, Diana in Italy, Optima and Apollo-Soyuz in Russia, Morven Gold in Pakistan, Boston in Colombia, Best and Classic in Serbia, f6 in Germany, Delicados in Mexico, Assos in Greece and Petra in the Czech Republic and Slovakia. While there are a number of markets where local brands remain important, international brands are expanding their share in numerous markets. With international brands contributing 74% of our volume in 2007, we are well positioned to benefit from this trend.

Consumer Understanding, Innovation and Marketing

Understanding consumers and the evolution of their preferences is at the core of any successful consumer goods company. We are constantly seeking to improve our consumer insights to ensure that our wide range of products optimally responds to the evolving preferences of adult consumers.

Innovation is key to meeting and anticipating consumer expectations and trends. We are focused on increasing our pace of innovation, most notably on our leading brand Marlboro. Our recent innovative product initiatives include Marlboro Filter Plus, which has a four chamber filter including a tobacco plug for flavor and a distinctive slide pack; Marlboro Wides, a shorter cigarette with a larger diameter and smoother taste; Marlboro Intense, a shorter cigarette developed to provide a full-bodied taste; Marlboro kretek in Indonesia; and a range of new Marlboro menthol line extensions in Asia. The new L&M is another example of our innovation capabilities, as we have changed the cigarette construction, filter, blend and the packaging design to respond to changing consumer preferences.

Brand building and brand support are also essential to our success. As the tobacco industry has become increasingly regulated, we have successfully adapted our consumer contact with adult smokers to this new environment.

Our Recent Growth and Our Growth Opportunities

We have grown our business through organic growth and new market entries, and by acquiring and integrating companies. Our recent acquisitions include the purchase of Sampoerna in Indonesia in 2005. Sampoerna contributed $593 million to our operating income in 2007 and is performing above our initial expectations. Other recent acquisitions in Colombia and Serbia and our increased investments in Mexico and Pakistan have also reinforced our position in emerging markets. For more information regarding our acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment—Acquisitions.”

To further enhance our profitable business growth, we will continue to pursue acquisitions, new market entries and the restructuring of existing relationships whenever such opportunities offer strategic fit, strong growth potential, attractive economic returns, market or specific segment entries, and strong brands.

Important to our growth prospects is the fact that we currently lack significant presence in four of the world’s top markets. These markets, the PRC, India, Bangladesh and Vietnam, represent total cigarette in-market volume of more than 2.3 trillion cigarettes or more than 40% of the total international market. Less than 5% of our income today is derived from markets that together account for a total cigarette volume of 3.1 trillion cigarettes (56% of the total international market). Penetrating these markets either organically or through acquisitions is a key priority.

In 2005, we reached agreements with CNTC on the licensed production of Marlboro in the PRC and the establishment of an international joint-venture. We each hold 50% of the shares of the joint-venture company, which is based in Lausanne, Switzerland. The joint-venture company will support the commercialization and distribution of a portfolio of Chinese heritage brands in international markets, expand the export of tobacco products and packaging materials and explore other business development opportunities. While we view these agreements as important strategic milestones, we do not expect them to have a significant impact on our financial results for some time.

Distribution and Sales

The distribution system for our products is tailored to the characteristics of each market, retailer needs, the wholesale infrastructure, our competitive position, costs and the regulatory framework. Our goal is speed, efficiency and widespread availability to consumers. The four main types of distribution that we use across the globe are:

•	Direct Sales and Distribution, or DSD, where we have set up our own distribution directly to retailers.

•	Single independent distributors who are responsible for distribution within a single market.

•	Exclusive Zonified Distribution, or EZD, where distributors have an exclusive territory within a country to enable them to obtain a suitable return on their investment.

•	Distribution through wholesalers, where we supply either national or regional wholesalers who then service the retail trade.

In addition, in many countries we service key accounts, including gas stations, retail chains and supermarkets, directly.

Our distribution system is supported by market sales forces that number approximately 16,400 worldwide. Our sales forces are well trained, recognized by trade surveys for their professionalism, and have developed a long lasting relationship with the wholesale and retail trade, thus providing us with a superior presence at the point of sale, as evidenced by our leading market share position. In addition, the sales forces are skilled at adult consumer interaction during promotional events and at selected points of sale.

Efficient Manufacturing Footprint

As of December 31, 2007, we operated and fully owned 59 manufacturing facilities, operated two leased manufacturing facilities, one in Korea and one in Mexico, and maintained 20 contractual manufacturing relationships with third parties. Our efficient manufacturing footprint reflects our goals of factory rationalization within economic free trade zones and the need to produce in certain countries to avoid tariff barriers.

PMI Owned Manufacturing Facilities
	EU	EEMA	Asia	Latin America	TOTAL
Fully integrated	9	8	10	8	35
Make-pack	–	1	5	4	10
Other	3	1	4	6	14

Total	12	10	19	18	59

In 2007, 16 of our facilities each manufactured over 10 billion cigarettes and an additional 8 facilities each produced over 30 billion units. Our largest factories are in Bergen-op-Zoom (Holland), Izhora-St Petersburg (Russia), Berlin (Germany), Izmir (Turkey), Krakow (Poland), Kharkiv (Ukraine), Tanauan (Philippines), Krasnodar (Russia), Albarraque (Portugal) and Neuchatel (Switzerland). Our smallest factories are mostly in Latin America, where due to tariff constraints we have established small manufacturing units in individual markets, several of which are make-pack operations. We are currently in the process of integrating the four Lakson Tobacco factories in Pakistan and constructing new factories in Greece and Indonesia. We will continue to optimize our manufacturing base, taking into consideration the evolution of trade blocks. All of our factories are in excellent working order with the exception of Karachi (Pakistan), which was recently damaged by fire but is expected to be operational again later this year.

We have generated significant productivity gains in the past through our sourcing strategy and restructuring actions that have included investments to expand and improve key factories, particularly in Asia, Central and Eastern Europe and Turkey, the consolidation of production in the Czech Republic at Kutna Hora, the closure of our factory in Eger, Hungary, and the closure of our export leaf processing facility in McKenney, Virginia. We are nevertheless constantly seeking new opportunities to reduce costs and have announced our intention to close our Munich, Germany, manufacturing plant.

In addition, we have announced plans to re-source production from PM USA’s Cabarrus, North Carolina, facility to PMI plants in Europe in 2008. This re-sourcing program is expected to generate pre-tax cost savings beginning in 2008, and result in total estimated annual cost savings of approximately $179 million by 2009.

In manufacturing, we place our emphasis on the quality of production to meet both regulatory requirements and consumer preferences. We regularly gauge the quality of our products versus those offered by our competitors and seek to attain quality superiority in all markets. We maximize machine uptime through careful production planning and preventative maintenance programs and optimize our capacity utilization, taking into account seasonal peaks in demand and planned factory closures for maintenance or other purposes. With these measures, we aim to better utilize our assets.

We have also increased efficiencies and reduced costs by establishing an operations clustering model whereby we group certain specified activities requiring state-of-the-art expertise in selected factories. Manufacturing support services are now grouped into 10 geographic clusters, 2 in the EU Region, 2 in the EEMA Region, 3 in Asia and 3 in Latin America. Cluster functions include operations planning, procurement and supply chain, product development, tobacco leaf, engineering, safety and environmental services, and quality assurance. This model enables us to provide better brand support and increase speed to market, to foster synergies and best practices, to eliminate duplication and to reduce manufacturing costs.

These clusters support not only our manufacturing facilities but also the 20 contract manufacturing and license relationships that we currently maintain to meet the demand for our products. In 2007, third parties manufactured 24 billion units of cigarettes and “roll your own” products for us, with our arrangement with Eastern Tobacco in Egypt accounting for approximately 35% of this volume.

Our on-going efforts to reduce complexity provide another important source of productivity improvements and cost savings. We regularly analyze the profitability of individual product offerings with a view to eliminating marginal variants. We review our blend and material specifications in order to streamline and simplify manufacturing and, at the same time, obtain greater economies of scale in the procurement of materials.

Aside from cigarette and “roll your own” manufacturing, we operate a number of facilities dedicated to green leaf processing, stemmeries, basic blend processing, snus manufacturing, cast leaf, filter manufacturing and printing.

At the end of December 2007, we had approximately 47,200 employees engaged in manufacturing and operations support. Of these, 19% were in the EU, 12% in EEMA, 56% in Asia and 13% in Latin America. The skew towards Asia reflects the hand rolling of certain kretek cigarettes in Indonesia.

Procurement and Raw Materials

Our strategy is to procure tobacco and non-tobacco materials through third parties, rather than being vertically integrated. We believe that this provides us with greater flexibility and is the most cost effective approach.

We purchase tobacco leaf of various grades and styles throughout the world, primarily through independent tobacco dealers. We also contract directly with farmers in several countries including the United States, Argentina, Mexico, Indonesia, Ecuador, Dominican Republic, Poland, Colombia and Portugal.

Our largest sources of supply are:

•

The United States for Virginia (flue-cured) and Burley tobaccos, particularly higher quality varieties for use in leading international brands. The re-sourcing of production from PM USA facilities in the United States to PMI plants in Europe will not impact our U.S. tobacco leaf purchasing strategy.

•	Brazil, particularly for Virginia tobaccos but also for Burley.

•	Indonesia, mostly for domestic use in kretek products.

•	Turkey and Greece, mostly for Oriental.

•	Argentina and Malawi, mostly for Burley.

We believe that there is an adequate supply of tobacco in the world markets to satisfy our current and anticipated production requirements.

In addition to tobacco leaf, we purchase a wide variety of other raw materials from a total of approximately 170 suppliers. Our top 10 suppliers of non-tobacco materials combined represent over 55% of our total purchasing costs. The three most significant non-tobacco materials that we purchase are printed paper board used in packaging, acetate tow used in filter making and fine paper used in cigarette manufacturing. In addition, the supply of cloves is of particular importance to our Indonesian business.

We seek to maintain a minimum of two approved suppliers for each raw material category and target that our purchases do not represent more than 30% of any supplier’s total revenues and, whenever possible, we aggregate purchases of our subsidiaries to obtain the most favorable prices and terms.

The establishment of a central procurement office in Madrid, Spain, and on-going efforts to rationalize blends and product specifications and streamline our assortments, will enable us to generate further cost savings in the future in the area of procurement and raw material costs.

Regulatory and Fiscal Environment

We support regulation of the international tobacco industry and advocate comprehensive, consistent and cohesive regulation in all our markets. Our objective is to obtain rigorous regulatory frameworks based on the principle of harm reduction governing the manufacture, sale, marketing and use of all tobacco products, while at the same time allowing us to commercialize products that meet our consumers’ preferences. Provided that science-based regulations are uniformly applied to all tobacco products, including alternatives to manufactured cigarettes such as “roll your own,” we believe regulation can provide a basis for our future growth, including a platform for our investment in research and development.

We have successfully competed for years in highly regulated markets in Europe and other parts of the world where regulations have eliminated most forms of marketing, imposed large and graphic health warnings, banned public place smoking, required product testing and reporting, and prohibited the use of descriptors such as “lights.” Planning for and anticipating regulatory trends is an important part of our long-term strategy, and our expertise and state of the art R&D capabilities should allow us to continue to grow within a more rigorous regulatory environment. Comprehensive regulation is in the public interest, but it will also benefit us, as we believe we can compete successfully within a clear regulatory framework and on a level playing field.

As of January 2008, 152 countries, as well as the European Community, have become parties to the World Health Organization’s Framework Convention on Tobacco Control, or FCTC, which entered into force in February 2005 and is the principal driver of regulation in our markets today. We view the FCTC as an important catalyst for regulation. In many respects, the areas of regulation we support follow the core provisions of the FCTC. However, there are a few specific recommendations in the FCTC with which we disagree, including proposals to ban all advertising, marketing and sponsorship; to ban public smoking completely; to ban the sale of duty free cigarettes; to increase excise or other product related taxes excessively; and to encourage litigation against the tobacco industry.

Although we do not support excessive tax increases, we strongly support the FCTC and the public health community’s view that fiscal policy should be an integral component of comprehensive tobacco regulation. Public health focus on tax and price policy has, in general, been consistent with our own fiscal objectives, supporting our view that equitable fiscal measures are integrated with public health and government revenue policies and do not result in excessive tax increases that have the potential to drive consumers to lower taxed products, contraband or counterfeit. We believe within this framework that exclusively or predominantly specific excise tax structures, minimum excise taxes, minimum reference prices and the equalization of excise tax incidences and yields across different tobacco categories (for example factory made cigarettes and “roll your own”) are suitable measures that governments should be encouraged to introduce as we believe that they are aligned with government tax revenues and public health objectives. Elements of such fiscal measures are now established in 20 of our top 25 income markets.

In regulatory and fiscal matters, we will continue to engage with all key stakeholders to stress the need for fair and rigorous enforcement.

State of the Art Research and Development Capabilities

Our research efforts are directed toward understanding the biochemical and physiological mechanisms of smoking-related diseases at the functional molecular level. We also seek to understand the structure, threshold and interaction of smoke constituents, which provide sensorial experience for consumers. This research serves as the cornerstone for our applied research efforts to develop products that have the potential to reduce the risk of tobacco related diseases. Our efforts currently focus on the removal of certain harmful smoke constituents using agronomic practices, smoke generation at lower temperatures, heat generation and transfer, biotechnology and material science. Our principal goals are to:

•

Build the ability to predict disease risk. The ability to develop and assess reduced risk products requires state of the art analytical capabilities in order to understand the biological impact of tobacco smoke components and the complex interaction between them and biological systems. The research that we are currently undertaking is intended to enable us to better understand the complex nature of tobacco smoke and to predict with a known degree of certainty the risk profiles of next generation products. We believe that a critical element to successfully commercialize next generation products will be our ability to make scientifically substantiated statements about the potential quantified reduction in health risk delivered by them.

•	Develop innovative reduced risk products. We are relentlessly working on a range of initiatives that may result in commercially viable product proposals.

•

Support and reinforce our conventional product business. With the increase in product regulations, notably on ingredients and smoke constituent testing and reporting requirements, supporting the conventional cigarette business has expanded and is expected to become more complex, requiring additional capacity for analysis and testing. In addition, we seek to be at the forefront of cigarette and packaging innovation. Significant investments have been made in new product development efforts for conventional products, resulting in a wide range of product enhancements and the launch of innovative new products.

Under agreements with PM USA, in the past we have jointly funded our combined R&D programs and we own all the non-U.S. rights to the patents and other intellectual property that have resulted from these joint efforts.

Going forward, we will rely on our own R&D capabilities, while having an opportunity to benefit from PM USA’s advances, as discussed in “Relationship with Altria—Agreements between Altria and Us—Intellectual Property Agreement.” Our R&D expenses for the past three years are set forth in Note 12 to our consolidated financial statements.

Organizational Effectiveness and Talent Development

We constantly seek to increase our flexibility, creativity and speed to market, enhance our consumer-driven pipeline of new innovative products, expand our collaborative project management approach and eliminate bureaucracy. We seek to provide a challenging and motivating working environment to continue to develop leadership, career progression and talent across the organization. Our 15 person executive management team hails from seven different countries.

We use our advancement planning process to develop our talent and to implement appropriate individual career development programs. On-the-job training and rotation are supplemented by management development training. While our focus remains on developing our people in-house, we are constantly re-assessing our changing human resource needs and supplementing internal talent with external hires where necessary and beneficial.

Competition

We sell our tobacco products to distributors, wholesalers, retailers, state-owned enterprises and other customers. The market for cigarettes is highly competitive, characterized by brand recognition and loyalty, with product quality, taste, packaging and image, price and marketing constituting the significant methods of competition. We compete predominantly with American type blended cigarettes, which are increasingly popular across most of our markets. We seek to compete in all profitable price segments.

Our competitors include three large international publicly traded tobacco companies, several regional and local publicly traded or privately owned tobacco companies and, in some instances, government-owned tobacco monopolies, principally in the PRC, Egypt, Thailand, Taiwan and Algeria.

Employees

As of December 31, 2007, we employed approximately 75,500 people worldwide, including employees under temporary contracts, hourly paid part time staff and certain employees under special early retirement programs. Approximately 56% of our employees are represented by labor unions or workers councils. Our businesses are subject to a number of laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of each business. In addition, in accordance with European Union requirements, we have established a European Works Council composed of management and elected members of our workforce. We believe that our relations with our employees and their representative organizations are excellent.

Intellectual Property

Our trademarks are valuable assets and their protection and their reputation are essential to us. We own the trademark rights to all of our principal brands, including Marlboro, in all countries where we use them. PM USA owns the trademark rights to its brands, including Marlboro, within the United States, its territories and possessions. We do not believe that our brand portfolio will be adversely affected by the Spin-off as PMI has managed and owned its brand portfolio separately for many years. Marlboro, for example, has evolved and continues to evolve its offerings differently in different markets to meet and anticipate diverse consumer preferences, while retaining its vibrant brand equity with strong and fresh executions of its iconic campaign and image building promotions.

In addition, we own more than 1,500 patents worldwide, and our patent portfolio, as a whole, is material to our business; however, no one patent or group of related patents is material to us. We also have proprietary secrets, technology, know-how, processes and other intellectual property rights that are not registered. For a discussion of our intellectual property agreement with PM USA, see “Relationship with Altria—Agreements Between Altria and Us” below.

Seasonality

Our business segments are not significantly affected by seasonality, although in certain markets cigarette consumption trends rise during the summer months due to longer daylight time and tourism.

Litigation

Legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax. Exhibit 99.2 to our registration statement on Form 10 lists certain tobacco-related actions pending as of December 31, 2007.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees of our subsidiaries as of December 31, 2005, 2006 and 2007:

Type of Case	Number of Cases Pending as of December 31, 2005	Number of Cases Pending as of December 31, 2006	Number of Cases Pending as of December 31, 2007
Individual Smoking and Health Cases	137	137	136
Smoking and Health Class Actions	3	2	3
Health Care Cost Recovery Actions	4	3	8
Lights Class Actions	2	2	2
Individual Lights Cases (small claims court)(1)	23	23	2,026
Public civil actions	0	0	9

(1)	The 2,026 cases are all pending in small claims court in Italy where the maximum damage award claimed is approximately one thousand euros per case.

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 249 individual smoking and health, Lights and health care cost recovery cases in which we and/or one of our subsidiaries was a defendant have been dismissed. In addition, eight cases have been decided in favor of plaintiffs. Four of these cases have subsequently reached final resolution in our favor, and four remain on appeal. To date, we have paid total judgments of approximately six thousand euros. These payments were made in order to appeal three Italian small claims cases, one of which was subsequently reversed on appeal and two of which remain on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

The table below lists the verdicts and post-trial developments in the two pending cases (excluding two individual cases on appeal from Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

February 2004	Brazil/ ADESF	Class Action	The Civil Court of Sao Paulo ruled in favor of the plaintiff and indicated that there would be a second phase of the case, at which those individuals who are members of the class could file their claims to prove causation and damages. The class was not defined in the ruling.	In April 2004, the trial court issued a decision that clarified that the amount of “moral damages” is R$1,000 (approximately $560) for each smoker per year of consumption, adjusted for inflation with an interest rate of 1% per month as of the date of the opinion. In May 2004, Philip Morris Brasil appealed to the Sao Paulo Court of Appeals. Philip Morris Brasil’s motion to stay execution of the judgment was granted by the trial court, pending the outcome of its appeal. The parties are currently awaiting decisions on various appeals.

October 2003	Brazil/ Da Silva	Individual Smoking and Health	The Court of Appeal of Rio Grande do Sul reversed the trial court ruling in favor of Philip Morris Brasil and awarded plaintiffs R$768,000 (approximately $433,000).	In December 2004, a larger panel of the Court of Appeal of Rio Grande do Sul overturned the adverse decision. Plaintiff has appealed to the Supreme Court. The appeal is pending.

Pending claims related to tobacco products generally fall within the following categories:

Smoking and Health Litigation: These cases primarily allege personal injury and are brought on behalf of individual plaintiffs or on behalf of a class of individual plaintiffs. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statutes of limitations.

As of December 31, 2007, there were a number of smoking and health cases pending against our subsidiaries or indemnitees of our subsidiaries, as follows:

•

136 cases brought against our subsidiaries (133) or indemnitees (3) on behalf of individuals in Argentina (57), Australia (2), Brazil (51), Chile (12), Costa Rica (1), Finland (3), Greece (1), Italy (4), the Philippines (1), Poland (3), and Scotland (1), compared with 137 such cases on December 31, 2006, and 137 cases on December 31, 2005; and

•

3 cases brought on behalf of classes of individual plaintiffs against our subsidiary in Brazil (2) and against our subsidiary and an indemnitee of our subsidiary in Israel, compared with 2 such cases on December 31, 2006, and 3 cases on December 31, 2005.

The individual cases in Finland, alleging personal injuries as a result of smoking, are set for trial in March 2008.

In one of the class actions pending in Brazil, in which our subsidiary and another member of the industry are defendants, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $560) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class cannot be currently estimated. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

A second class action was filed in Brazil, in which our subsidiary is a defendant, by the Public Prosecutor of the State of Sao Paulo. The plaintiff is seeking:

•	unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives;

•	unspecified damages on behalf of people exposed to ETS nationwide, and their relatives; and

•	reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 27 States, approximately 5,000 Municipalities, and the Federal District.

While our subsidiary has not yet been served, the judge has authorized the claim to be served. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of Sao Paulo only.

In the purported class action pending in Israel, in which our subsidiary and an indemnitee of our subsidiary are defendants, plaintiff seeks compensation for a class of approximately 500,000 smokers for the cost of past and future smoking cessation treatment. The claim was dismissed in May 2007 on statute of limitations grounds. Plaintiff appealed to the Supreme Court, but failed to deposit the bond necessary to proceed with the appeal. Consequently, in January 2008, the Supreme Court dismissed the appeal. The plaintiff may seek reconsideration of the dismissal of the appeal.

Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, including health care funds, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statutes of limitations.

As of December 31, 2007, there were a total of 8 health care cost recovery cases pending against us, our subsidiaries and indemnitees of our subsidiaries, compared with 3 such cases on December 31, 2006, and 4 cases on December 31, 2005, as follows:

•	2 cases brought against us in Canada (1) and against us, our subsidiary and an indemnitee of our subsidiary in Israel (1); and

•	6 cases brought in Nigeria (5) and Spain (1) against our subsidiaries.

In the case in Canada, in which we and other members of the industry are defendants, the government of the province of British Columbia brought a claim based upon legislation that the province had enacted authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, or will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge and the case is in the early stages of litigation. Trial is set to begin September 6, 2010.

In the case in Israel, in which we, our subsidiary, and an indemnitee of our subsidiary, together with other members of the industry are defendants, a private health care provider brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990-1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

In Nigeria, the governments of four states filed separate claims against our subsidiary and other members of the tobacco industry, seeking reimbursement of the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, plus punitive damages. The cases are all in the early stages of litigation and the defendants have filed various preliminary motions which the courts are yet to rule upon. We conduct no business in Nigeria.

In addition, in October 2007, the Federal High Court of Nigeria granted the Attorney General of the Federation of Nigeria leave to serve a health care cost reimbursement claim against our subsidiary and other members of the tobacco industry. The Attorney General is seeking reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, various injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim.

In Spain, the government of the region of Andalucia filed a claim in February 2002 against our subsidiary and other members of the industry, seeking reimbursement for the cost of treating certain of its citizens for various smoking related illnesses. In May 2004, the first instance court dismissed the case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in Administrative Court. The plaintiffs have appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiff filed notice that it intended to pursue its claim in the Administrative Court against the State. Because they were defendants in the original proceeding, our subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. On September 20, 2007 the plaintiff filed its complaint in Administrative Court. The Ministry of Economy, on behalf of the State, filed its preliminary objections to the claim. In October 2007, our subsidiary and other interested parties filed their comments in response to the Ministry of Economy’s objections. In November 2007, the Administrative Court dismissed the claim. The plaintiff has asked the Administrative Court to reconsider its decision dismissing the case.

Lights Cases: These cases, brought on behalf of individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term “lights” constitutes fraudulent and misleading conduct. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs in these cases seek various forms of relief including restitution, and compensatory and other damages. Defenses raised in these cases include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2007, there were a number of lights cases pending against our subsidiaries and indemnitees of a subsidiary, as follows:

•

1 case brought on behalf of a class of individual plaintiffs against our subsidiary and indemnitees of our subsidiary in Israel, compared with 1 such case on December 31, 2006, and 1 case on December 31, 2005;

•

1 case brought against an indemnitee of our subsidiary and other members of the industry on behalf of a class of individual plaintiffs in Israel, compared with 1 such case on December 31, 2006, and 1 such case on December 31, 2005; and

•

2,026 cases brought against our subsidiaries on behalf of individuals in the equivalent of small claims courts in Italy where the maximum damages claimed are approximately one thousand euros per case, compared with 23 such cases on December 31, 2006, and 23 cases on December 31, 2005.

In the first case listed above, in which our subsidiary and indemnitees of our subsidiary are defendants, plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that Lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of Lights cigarettes and compensation for distress for each class member. Hearings will take place in November 2008 for the court to decide whether the case meets the legal requirements necessary to allow it to proceed as a class action.

The claims in the second case listed above are similar to those in the first case discussed above; the second case is currently stayed pending a ruling in the first case.

Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions. There are nine public civil actions pending against our subsidiaries in Argentina (1), Brazil (3), Colombia (4), and Turkey (1).

Other Litigation: Other litigation includes an antitrust suit and various tax cases:

•	Antitrust: 1 case brought on behalf of a class of individual plaintiffs against us and other members of the industry alleging price-fixing in the state of Kansas in the United States; and

•

Tax: In Brazil, there are 102 tax cases involving Philip Morris Brasil relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Thirty-seven of these cases are under administrative review by the relevant fiscal authorities and sixty-five are under judicial review by the courts.

MANAGEMENT

Directors and Executive Officers

Following the Distribution, we expect that our Board of Directors will be composed of nine directors, all but two of whom will be considered independent under the requirements of the New York Stock Exchange. It is anticipated that Mr. Camilleri will not be considered independent as he will be our Chief Executive Officer. As further described in “Certain Relationships and Related Transactions,” Mr. Slim will not be considered independent, as he currently serves as Chairman Emeritus of Grupo Carso, S.A. de C.V., an entity that owns a 20% interest in one of our Mexican subsidiaries. In making the affirmative determinations that other directors are independent, it is anticipated that consideration will be given to the fact that Mr. Cabiallavetta and immediate family members (as defined in “Related Persons Transactions and Code of Conduct”) of directors Mr. Cabiallavetta and Mr. Noto are employed by entities with which we or our subsidiaries do business in the ordinary course on terms comparable to those provided to unrelated third parties and that neither Mr. Cabiallavetta nor any such immediate family member is involved in or directly benefits from such business. None of these transactions created a direct or indirect material benefit to the directors. All members of our Board of Directors will stand for election at each annual meeting of stockholders and will hold office until his or her successor has been duly elected and qualified or the director’s earlier resignation, death or removal.

The following table contains information regarding persons we expect to serve as our directors and executive officers as of the Distribution Date, and Mr. Mackay, who will join our Board later in 2008.

Name	Age	Position
Harold Brown	80	Director
Mathis Cabiallavetta	63	Director
Louis C. Camilleri	53	Chairman and Chief Executive Officer
J. Dudley Fishburn	61	Director
Graham Mackay	58	Director
Sergio Marchionne	55	Director
Lucio A. Noto	69	Director
Carlos Slim Helú	68	Director
Stephen M. Wolf	66	Director
André Calantzopoulos	50	Chief Operating Officer
Paolo Degola	51	President European Union
Mark Friedman	51	Senior Vice President and General Counsel
G. Penn Holsenbeck	61	Vice President and Corporate Secretary
Even Hurwitz	46	Senior Vice President Corporate Affairs
Marco Kuepfer	50	Vice President Finance and Treasurer
Jean-Claude Kunz	54	President EEMA Region & PMI Duty Free
Matteo Pellegrini	45	President Asia
Joachim Psotta	50	Vice President and Controller
Daniele Regorda	50	Senior Vice President Human Resources
Hermann Waldemer	50	Chief Financial Officer
Charles R. Wall	62	Vice Chairman
Miroslaw Zielinski	46	President Latin America & Canada

Directors

Harold Brown. Dr. Brown is expected to serve on our Board of Directors. He currently serves as a director of Altria, having been re-elected to Altria’s Board of Directors in December 2004. Previously, Dr. Brown served as a director of Altria from 1983 to April 2003. He has been a Counselor at the Center for Strategic and International Studies since 1992. He was a partner of Warburg Pincus, a leading private equity firm, from 1990 until he retired from the firm in January 2007. Previously, he was Chairman of the Foreign Policy Institute at The Johns Hopkins University School of Advanced International Studies. Dr. Brown is President Emeritus of the California Institute of Technology and served as Secretary of Defense for the United States from 1977 through 1981. Dr. Brown is a member of the board of directors of Evergreen Holdings, Inc. and is a trustee of the California Institute of Technology, the Trilateral Commission (North America) and the RAND Corporation. Mr. Brown will resign from Altria’s Board of Directors effective the day before the Distribution Date.

Mathis Cabiallavetta. Mr. Cabiallavetta is expected to serve on our Board of Directors. He currently serves as a director of Altria, a position he has held since 2002. Mr. Cabiallavetta is Vice Chairman of Marsh & McLennan

Companies, Inc. (“MMC”) and also is Chairman of MMC International. From 2000 to 2004, he served as a director of MMC and he has been a member of MMC’s International Advisory Board since 1993. Prior to joining MMC in 1999, Mr. Cabiallavetta was Chairman of Union Bank of Switzerland AG, which he joined in 1971. Mr. Cabiallavetta serves as a director of BlackRock, Inc. and the Swiss American Chamber of Commerce. Mr. Cabiallavetta will resign from Altria’s Board of Directors effective the day before the Distribution Date.

Louis C. Camilleri. Mr. Camilleri is expected to serve as our Chairman and Chief Executive Officer. Mr. Camilleri currently serves as the Chairman and Chief Executive Officer of Altria, positions he has held since August 2002 and April 2002, respectively. Previously, from November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria. He has been employed continuously by Altria and its subsidiaries in various capacities since 1978. Mr. Camilleri also served as a director of Kraft from March 2001 to December 2007 and as Kraft’s Chairman from September 2002 until the completion of the spin-off of Kraft on March 30, 2007. Mr. Camilleri will resign from Altria’s Board of Directors effective the day before the Distribution Date.

J. Dudley Fishburn. Mr. Fishburn is expected to serve on our Board of Directors. Mr. Fishburn currently serves as a director of Altria, a position he has held since 1999. Mr. Fishburn is the Chairman of HFC Bank (UK), a position he assumed in 1998. Previously, he was a Conservative Member of Parliament in the United Kingdom from 1988 to 1997 and also served as a Parliamentary private secretary in the administrations of Prime Ministers Margaret Thatcher and John Major. Prior to entering Parliament, Mr. Fishburn was Executive Editor of The Economist for nine years. Mr. Fishburn serves as a director of HSBC Bank plc (UK), HSBC (Finance) Inc., Henderson Smaller Companies Investment Trust plc (UK), and Beazley Group plc. He is a trustee of the Liver Research Trust and the Peabody Housing Trust. Mr. Fishburn will resign from Altria’s Board of Directors effective the day before the Distribution Date.

Graham Mackay. Mr. Mackay is expected to join our Board of Directors after the Distribution later in 2008. Mr. Mackay joined SABMiller plc, the world’s largest beer brewer, in 1978 and has held a number of senior positions in the SABMiller Group, including Executive Chairman of the beer business in South Africa.1 He was appointed SABMiller Group Managing Director in 1997 and Chief Executive of South African Breweries plc upon its listing on the London Stock Exchange in 1999. He is the Senior Non-Executive Director of Reckitt Benckiser Group plc.

Sergio Marchionne. Mr. Marchionne is expected to serve on our Board of Directors. He has been a member of the board of Fiat S.p.A. since May 2003. In addition, he has been serving as Chief Executive Officer of Fiat Group since February 2005 and Fiat Group Automobiles since June 2004. Previously, Mr. Marchionne served as Chief Executive Officer and Chairman of SGS Group of Geneva, a world leader in the field of company verification, testing and certification services. Mr. Marchionne is chairman of Algroup, Zurich and is a member of the Supervisory Board of Hochtief and of the board of directors of UBS. He is a member of the General Council of Confindustria (Association for Italy’s limited liability companies) and of Unione Industriale di Torino (Employers’ Association of Turin). He is a permanent member of the Fondazione Giovanni Agnelli.

Lucio A. Noto. Mr. Noto is expected to serve on our Board of Directors. Mr. Noto currently serves as a director of Altria, a position he has held since 1998. Mr. Noto currently serves as Managing Partner of Midstream Partners, LLC, a position he assumed in March 2001. He retired as Vice Chairman of ExxonMobil Corporation in January 2001, a position he had held since the merger of the Exxon and Mobil companies in November 1999. Before the merger, Mr. Noto was Chairman and Chief Executive Officer of Mobil Corporation. Mr. Noto had been employed by Mobil continuously since 1962. Mr. Noto is a director of Commercial International Bank, Cairo, International Business Machines Corporation, Shinsei Bank Limited, United Auto Group, Inc. and Stem Cell Innovations. He also serves on the International Advisory Panel of TEMASEK (Singapore). Mr. Noto will resign from Altria’s Board of Directors effective the day before the Distribution Date.

[1]	Currently, Altria has a 28.6% economic interest in SABMiller plc.

Carlos Slim Helú. Mr. Slim is expected to serve on our Board of Directors. From 1997 to 2003, Mr. Slim served as a director of Altria. He is currently serving as Chairman Emeritus of Grupo Carso, S.A. de C.V.,1 a position he assumed in October 1998. He also serves as Chairman of Teléfonos de México, S.A. de C.V. and Chairman of Carso Global Telecom, S.A. de C.V., México. Previously and from 1991, he was Chairman of Grupo Carso, S.A. de C.V. He also served as Chairman of America Movil, S.A. de C.V. since September 2000 and Chairman of América Telecom, S.A. de C.V. since February 2002. Mr. Slim also serves as Chairman Emeritus of Grupo Financiero Inbursa, S.A. de C.V. He is a member of each of the Advisory Council for Latin America of the New York Stock Exchange and the board of Fundacion Unam A.C. and Patronato del Hospital Infantil. He is also Chairman of the Executive Committee for the Rescue of the Historical Center of Mexico City and Chairman of the Museo Soumaya.

Stephen M. Wolf. Mr. Wolf is expected to serve on our Board of Directors. Mr. Wolf currently serves as a director of Altria, a position he has held since 1993. Mr. Wolf currently serves as Chairman of R.R. Donnelley & Sons Company, a position he assumed in March 2004. He also serves as Chairman of the Lehman Brothers Private Equity Advisory Board, a position he assumed in July 2005. Mr. Wolf has been Managing Partner of Alpilles, LLC since April 2003. Prior to assuming that position, he was Chairman of US Airways Group from November 2001 to April 2003, and Chief Executive Officer of US Airways, Inc., from January 1996 to November 1998. Prior to joining US Airways, he had served since August 1994 as senior advisor in the investment banking firm of Lazard Frères & Co. LLC. From 1987 to July 1994, he was Chairman and Chief Executive Officer of UAL Corporation and United Air Lines, Inc. He is a trustee of the World Wildlife Fund and the Brookings Institute. Mr. Wolf will resign from Altria’s Board of Directors effective the day before the Distribution Date.

Executive Officers

André Calantzopoulos. Mr. Calantzopoulos is expected to serve as our Chief Operating Officer. He currently serves as our President and Chief Executive Officer, the position he has held since April 2002. Mr. Calantzopoulos joined our company in 1985 and worked extensively across Central Europe before becoming President of the Eastern European Region in February 1999.

Paolo Degola. Mr. Degola is expected to serve as our President of the European Union Region, a position he has held since September 2005. From August 2002 until August 2005, he was responsible for running our business in Japan. Previously, from September 1998 until July 2002, Mr. Degola had responsibility for our markets in Greece, Ireland, Portugal and the UK, as well as for marketing and sales across our European Union markets. He has been employed continuously by us in various capacities since 1985.

Mark Friedman. Mr. Friedman is expected to serve as our Senior Vice President and General Counsel, a position he has held since June 2007. Previously, from September 2005 until May 2007, he was Vice President and Associate General Counsel for our European Union region. From August 2003 until August 2005, Mr. Friedman served as Vice President and Associate General Counsel for our Western Europe region. He has been employed continuously by the Altria family of companies in various capacities since 1996. Previously, Mr. Friedman was an Associate Attorney in the litigation practice of Cleary, Gottlieb, Steen & Hamilton’s New York and Hong Kong offices.

G. Penn Holsenbeck. Mr. Holsenbeck is expected to serve as our Vice President and Corporate Secretary. Mr. Holsenbeck currently serves as Vice President, Associate General Counsel and Corporate Secretary of Altria, a position he has held since joining Altria in 1995. Mr. Holsenbeck is also a member of the Council of Institutional Investors and is on the Board of Trustees of the Committee for Economic Development, the Brooklyn Academy of Music, and the Community Service Society of New York. He is a past Chairman of the Society of Corporate Secretaries and Governance Professionals and a past Chairman of its Securities Law Committee. Mr. Holsenbeck will resign from Altria effective the Distribution Date.

[1]	A subsidiary of Grupo Carso, S.A. de C.V., for which Mr. Slim is Chairman Emeritus, owns a 20% interest in one of our Mexican subsidiaries.

Even Hurwitz. Mr. Hurwitz is expected to serve as our Senior Vice President Corporate Affairs, a position he has held since July 2006. From July 2005 to June 2006, he served as Vice President of Regulatory and Fiscal Affairs PMI. Before this, he was Vice President and Associate General Counsel for our Latin America and Canada region from September 2003 to June 2005. Mr. Hurwitz has been continuously employed by the Altria family of companies since 1999. Previously, Mr. Hurwitz was a partner in the regulatory and litigation practices of Arnold & Porter.

Marco Kuepfer. Mr. Kuepfer is expected to serve as our Vice President Finance and Treasurer, a position he has held since June 2002. Prior to this assignment, he was with Altria in New York as Managing Director Corporate Finance between January 2000 to May 2002 and Managing Director for Global Treasury Operations in 1999. Mr. Kuepfer has been employed continuously by the Altria family of companies since 1981.

Jean-Claude Kunz. Mr. Kunz is expected to serve as our President of the Eastern Europe, Middle East & Africa Region and PMI Duty Free, a position he has held since June 2007. From April 2003 to August 2005, he served as the President of our company’s Worldwide Duty Free segment and Central Europe region. Mr. Kunz has been employed continuously by us in various capacities since 1983.

Matteo Pellegrini. Mr. Pellegrini is expected to serve as our President of the Asia Region, a position he has held since April 2007. From September 2005 to March 2007, he served as the President of our Western Asia region. From April 2003 to August 2005, he was responsible for overseeing our business in the Asia Pacific region. Between 1996 and 2003, he served as Managing Director of our affiliates in Italy, France, Spain and Portugal. Mr. Pellegrini has been employed continuously by us in various capacities since 1991.

Joachim Psotta. Mr. Psotta is expected to serve as our Vice President and Controller, a position he has held since October 2004. He was Vice President Finance for the Western Europe region from April 2003 to September 2004 and for our European Union region from April 2002 to March 2003. Mr. Psotta has been employed continuously by us since 1986.

Daniele Regorda. Mr. Regorda is expected to serve as our Senior Vice President of Human Resources, a position he has held since March 2003. From July 2001 to February 2003, he served as Vice President of Human Resources for our European Union region, Compensation and Benefits, International Assignments and Labour Relations. Mr. Regorda has been employed continuously by us in various capacities since 1993.

Hermann Waldemer. Mr. Waldemer is expected to serve as our Chief Financial Officer. Prior to the Distribution, Mr. Waldemer has served as Executive Vice President and Chief Financial Officer, a position he has held since September 2005. From April 2003 to August 2005, he served as President of our Western Europe region. Previously, he served as Managing Director of Philip Morris GmbH. Mr. Waldemer has been continuously employed by us since 1987.

Charles R. Wall. Mr. Wall is expected to serve as our Vice Chairman. Mr. Wall currently serves as Senior Vice President and General Counsel of Altria, a position he has held since February 2000. From 1995 until 2000, Mr. Wall served as Senior Vice President, Litigation and Deputy General Counsel of Altria. Prior to joining Altria, Mr. Wall was an associate and later a partner in the law firm of Shook, Hardy & Bacon in Kansas City, Missouri, from 1970 to 1990. Mr. Wall is also a member of the Board of Directors of New York City Opera and the Neurosciences Institute in La Jolla, California. Mr. Wall will resign from Altria effective the Distribution Date.

Miroslaw Zielinski. Mr. Zielinski is expected to serve as our President of the Latin America & Canada Region, a position he has held since April 2003. From September 2002 to March 2003, he served as Managing Director of Worldwide Duty Free. Mr. Zielinski has been employed continuously by us in various capacities since 1991.

Committees of the Board of Directors

Upon completion of the Distribution, our Board of Directors will establish the following separately-designated standing committees of the Board of Directors to assist the Board with the performance of its responsibilities: the Audit Committee, the Compensation and Leadership Development Committee, the Finance Committee, the Nominating and Corporate Governance Committee and the Product Innovation and Regulatory Affairs Committee. The membership of these committees has not been determined. The Board will designate the members of these committees and the committee chairs following completion of the Distribution and thereafter annually at its organizational meeting following the annual meeting of stockholders, based on the recommendation of the Nominating and Corporate Governance Committee. The Board will adopt written charters for each of these committees following completion of the Distribution. The chair of each committee will develop the agenda for that committee and determine the frequency and length of committee meetings.

The Audit Committee will be established pursuant to Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee will consist entirely of non-management directors all of whom the Board will determine to be independent within the meaning of the listing standards of the New York Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934. The Audit Committee’s responsibilities will be set forth in the Audit Committee Charter, which will be available on our website at www.pmintl.com/governance. As will be set forth in more detail in the Audit Committee Charter, the Audit Committee’s responsibility will be to assist our Board of Directors in its oversight of (i) our financial statements and our financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent auditors, (iii) the internal control function and (iv) our compliance with legal and regulatory requirements. Our Audit Committee will also be responsible for preparing the Audit Committee Report that the SEC rules require us to include in our proxy statement.

All members of the Audit Committee will be financially literate and at least one member will be an “audit committee financial expert” within the meaning of the regulations of the Securities and Exchange Commission.

The Compensation and Leadership Development Committee will consist entirely of non-management directors all of whom will be independent within the meaning of the listing standards of the New York Stock Exchange, as determined by the Board, will be non-employee directors for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, and will satisfy the requirements of an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code. The Compensation and Leadership Development Committee’s responsibilities will be set forth in the Compensation and Leadership Development Committee Charter, which will be available on our website at www.pmintl.com/governance. As will be set forth in more detail in the Compensation and Leadership Development Committee Charter, the Compensation and Leadership Development Committee will discharge our Board’s responsibilities relating to executive compensation, produce an annual Compensation and Leadership Development Committee report to be included in our proxy statement, and review the succession plans for our chief executive officer and other senior executives. In addition, the Compensation and Leadership Development Committee will review and make recommendations regarding compensation disclosures to be provided in our SEC filings, including the “Compensation Discussion and Analysis” and narrative descriptions in the Compensation and Leadership Development Committee’s description of its procedures in determining executive compensation.

The Finance Committee will have the responsibilities set forth in the Finance Committee Charter, which will be available on our website at www.pmintl.com/governance. As will be set forth in more detail in the Finance Committee Charter, the Finance Committee will monitor our financial condition, oversee the sources and uses of cash flow and the investment of certain employee benefit plan assets and advise our Board with respect to financing needs, dividend policy, share repurchase programs and other financial matters.

The Nominating and Corporate Governance Committee will consist entirely of non-management directors all of whom the Board will determine to be independent within the meaning of the listing standards of the New York Stock Exchange. The Nominating and Corporate Governance Committee responsibilities will be set forth in the Nominating and Corporate Governance Committee Charter, which will be available on our website at www.pmintl.com/governance. As will be set forth in more detail in the Nominating and Corporate Governance Charter, the Nominating and Corporate Governance Committee will identify individuals qualified to become Board members consistent with the criteria approved by our Board and recommend a slate of nominees for election at each annual meeting of stockholders, make recommendations to the Board concerning the appropriate size, function, needs and composition of our Board and its committees, advise the Board on corporate governance matters, including developing and recommending to the Board our corporate governance principles, oversee the self-evaluation process of the Board and its committees, and provide oversight of the Company’s public affairs, corporate reputation and societal alignment strategies.

The Product Innovation and Regulatory Affairs Committee will have the responsibilities set forth in the Product Innovation and Regulatory Affairs Committee Charter, which will be available on our website at www.pmintl.com/governance. As will be set forth in more detail in the Product Innovation and Regulatory Affairs Committee Charter, the Product Innovation and Regulatory Affairs Committee will monitor and review the development of new products (with a particular emphasis on our research and development efforts to develop products that have the potential to reduce the risk of tobacco related diseases), key legislative, regulatory and public policy issues and trends affecting our company and progress on our societal alignment initiatives.

Presiding Director

It is anticipated that upon completion of the Distribution, our Board of Directors will appoint a Presiding Director from among our independent directors. The Presiding Director will have the following responsibilities:

•	Preside over executive sessions of the non-management directors and at all meetings at which the Chairman is not present;

•	Call meetings of the non-management directors as he or she deems necessary;

•	Serve as liaison between the Chairman and the non-management directors;

•	Approve agendas and schedules for Board meetings;

•	Advise the Chairman of the Board’s informational needs and approve information sent to the Board;

•

Together with the Chairman of the Compensation and Leadership Development Committee, communicate goals and objectives to the Chairman and Chief Executive Officer and the results of the evaluation of his performance; and

•	Be available for consultation and communication if requested by major stockholders.

The Presiding Director is invited to attend all meetings of committees of the Board of which he or she is not a member.

Meetings of the Board

Our directors are expected to attend Board meetings, the annual meeting of stockholders and meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. Our bylaws provide that the annual meeting of stockholders will be held at a date, place and time specified by our Board of Directors.

Corporate Governance

Corporate Governance Guidelines. Our Board of Directors will adopt Corporate Governance Guidelines, which, along with our charter, by-laws, charters of our Board committees, as well as our code of ethics, code of business conduct and ethics and related person transactions policy will provide the framework for the governance of our company. The Corporate Governance Guidelines will be available on our website at www.pmintl.com/governance. A copy may be obtained by writing to Philip Morris International Inc., 120 Park Avenue, New York, New York 10017.

Communications with the Board. Following the Distribution, stockholders and other interested parties who wish to communicate with the Board will be able to do so by writing to Board of Directors of Philip Morris International Inc., 120 Park Avenue, New York, New York 10017. The non-management directors will establish procedures for the handling of communications from stockholders and other interested parties and will direct the Corporate Secretary to act as their agent in processing any communications received. These procedures will be published after the distribution on our website at www.pmintl.com/governance.

Codes of Ethics. Following the Distribution, we will also adopt a code of ethics as defined in Item 406 of Regulation S-K, that will apply to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We will also adopt a code of business conduct and ethics that will apply to the members of our Board of Directors. The code of ethics and the code of business conduct will be available on our website at www.pmintl.com/governance and will be provided free of charge to any stockholder requesting a copy. Stockholders can request a copy by writing to: Corporate Secretary, Philip Morris International Inc., 120 Park Avenue, New York, New York 10017. Any waiver or amendment to the code of ethics will be posted on our website within the time periods prescribed by the Securities and Exchange Commission.

Process for Nominating Directors. The Nominating and Corporate Governance Committee will be responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the Annual Meeting of Stockholders. It is anticipated that we will hold our annual meeting of stockholders in May 2009.

In evaluating the suitability of individuals for Board membership, the Nominating and Corporate Governance Committee will take into account many factors, including whether the individual meets requirements for independence; the individual’s general understanding of the various disciplines relevant to the success of a large publicly-traded company in today’s global business environment; the individual’s understanding of our business and markets; the individual’s professional expertise and educational background; and other factors that promote diversity of views and experience. The Nominating and Corporate Governance Committee will evaluate each individual in the context of the Board as a whole, with the objective of recommending a group of directors that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. In determining whether to recommend a director for re-election, the Committee would also consider the director’s past attendance at meetings and participation in and contributions to the activities of the Board. The Committee will not establish any specific minimum qualification standards for nominees to the Board, although from time to time the Committee could identify certain skills or attributes (e.g., financial experience, global business experience) as being particularly desirable to help meet specific Board needs that have arisen. The Committee will not distinguish between nominees recommended by stockholders and other nominees.

The Company’s bylaws set forth the procedures a stockholder must follow to nominate directors or to bring other business before stockholder meetings. Please see “Certain Provisions of Virginia Law, Our Articles of Incorporation and Our Bylaws—Articles of Incorporation and Bylaw Provisions—Board of Directors; Removal; Vacancies,” “—Special Stockholder Meetings” and “—Stockholder Nominations and Proposals.”

In identifying potential candidates for Board membership, the Nominating and Corporate Governance Committee is expected to rely on suggestions and recommendations from the Board, stockholders, management and others. From time to time, it is anticipated that the Nominating and Corporate Governance Committee would also retain search firms to assist it in identifying potential candidates for director, gathering information about the background and experience of such candidates and acting as an intermediary with such candidates.

Compensation of Directors

Directors who are our full-time employees will receive no additional compensation for service as a director. For our non-employee directors, we intend to provide competitive compensation and benefits that will attract and retain high quality directors, target director compensation at a level that is consistent with our compensation objectives and encourage ownership of our stock to further align directors’ interests with those of our stockholders.

Initially, we intend to pay non-employee directors an annual retainer of $40,000 and fees of $2,000 for each Board meeting attended and each committee meeting attended ($2,500 for committee chairs). We intend to pay the chair of each committee an annual retainer of $10,000 for additional services rendered in connection with committee chair responsibilities.

Our non-employee directors will also participate in the Philip Morris International Inc. Deferred Fee Plan for Non-Employee Directors, which was adopted by us and approved by Altria as our sole stockholder prior to the Distribution Date. A non-employee director may elect to defer meeting fees and all or part of the annual retainer. Deferred amounts are credited to an unfunded account under which earnings are credited for bookkeeping purposes by reference to investment choices. These investment choices parallel the investment alternatives offered to employees under the PMI Deferred Profit-Sharing Plan, our tax-qualified defined contribution retirement plan. Deferred amounts are paid in cash when the director separates from service with the Board or, subject to the terms of the plan, at such other time as elected by the director.

Our non-employee directors will participate in the Philip Morris International Inc. Stock Compensation Plan for Non-Employee Directors, which was adopted by us and approved by Altria as our sole stockholder prior to the Distribution Date. The purposes of the plan are to assist us in promoting a greater identity of interest between our non-employee directors and our stockholders and to assist us in attracting and retaining non-employee directors by affording them an opportunity to share in our future successes. We will reserve 1,000,000 shares for future distribution under this plan.

Under this plan, each non-employee director will be entitled to receive an annual share award of that number of shares of common stock having an aggregate fair market value of $120,000 on the date of grant (number of shares of common stock times fair market value on the date of the grant). The plan also permits the award to be made in the form of other stock-based awards or stock options. Non-employee directors will receive an initial award under this plan as of the Distribution Date. The plan permits a director to elect to defer receipt of some or all of the award until the director’s separation from service with the Board or, subject to the terms of the plan, at such other time as elected by the director.

Our non-employee directors will be reimbursed for their expenses incurred in attending Board of Directors, committee and stockholder meetings, including travel, meals and lodgings. We expect that our non-employee directors will be also covered by business travel and accident insurance, which we expect to maintain for their benefit when they travel on company business, as well as group life insurance.

We expect to enter into indemnification agreements with our directors in accordance with the provisions of our articles of incorporation, by-laws, and Virginia law described in “Certain Provisions of Virginia Law, Our Articles of Incorporation and Our Bylaws—Articles of Incorporation and Bylaw Provisions—Limitation of Liability and Indemnification Matters.”

Security Ownership of Certain Beneficial Owners and Management

All of our common stock is currently owned by Altria. Thus, none of our directors or executive officers own any of our common stock.

The following table shows the number of shares of our common stock that we anticipate will be beneficially owned after the Distribution, based on ownership of Altria common stock as of February 5, 2008, by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our common stock, (ii) each of our directors, (iii) each of our executive officers named in the Summary Compensation Table below, and (iv) all of our directors and executive officers as a group. Unless otherwise noted, each of the named individuals would have sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer and of the group is less than 1% of our common stock. For purposes of this table, we based the ownership of our common stock on each person’s beneficial ownership of Altria common stock as of the date set forth above, unless we indicate some other basis for this calculation. Each Altria stockholder will receive one share of our common stock for each share of Altria common stock held on the Record Date. The number of shares of Altria common stock outstanding as of February 5, 2008, was 2,108,600,193. The mailing address of each director and executive officer shown in the table below is c/o Philip Morris International Inc., 120 Park Avenue, New York, New York 10017.

Name and Address of each Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock
Harold Brown	33,286
Mathis Cabiallavetta	13,228
André Calantzopoulos	182,535
Louis C. Camilleri	2,925,484
J. Dudley Fishburn	15,094
Carlos Slim Helú	300,001
Jean-Claude Kunz	177,264
Graham Mackay	0
Sergio Marchionne	0
Lucio A. Noto	55,272
Hermann G. Waldemer	125,404
Charles R. Wall	1,402,063
Stephen M. Wolf	40,440
Directors and executive officers as a group (22)	6,196,346

As reported on an amended Schedule 13G filed with the SEC by Capital Research and Management Company, on                             , 2008, Capital Research and Management Company owns                      shares, or _____%, of Altria common stock as of December         , 2007. In this Schedule 13G amendment, Capital Research and Management Company states that it is an investment adviser registered under the Investment Advisers Act of 1940 and is deemed to be the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. Capital Research and Management Company’s address is 333 South Hope Street, Los Angeles, California 90071.

Compensation Discussion and Analysis

Overview

Our five named executive officers as of the Distribution Date are identified in the Summary Compensation Table below. The information provided for the years 2007 and, where applicable, 2006, reflects their compensation earned while employed by Altria or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the Distribution. For clarity, these programs are discussed immediately below under the subheading “Altria Compensation Programs.” In the course of discussing the Altria Compensation Programs, we also describe the manner in which outstanding equity compensation and certain other compensation elements will be adjusted to reflect the Distribution. Following the discussion of Altria Compensation Programs, under the subheading “Our Anticipated Compensation Programs,” we describe the elements of our executive compensation programs that will be in effect after we become an independent public company.

In this Compensation Discussion and Analysis, we refer to the Compensation Committee of Altria as the Altria Compensation Committee and the Compensation and Leadership Development Committee of our company as our Compensation Committee.

Altria Compensation Programs

Altria’s compensation programs are designed to support Altria’s business and financial objectives. The programs are set and periodically reviewed by the Altria Compensation Committee. The compensation programs described below applied to the 2007 fiscal year and are designed to address a number of specific objectives, including:

•	to support the ability to attract, develop and retain world-class leaders;

•	to align the interests of executives and stockholders;

•	to reward performance;

•	to support business growth, superior financial results, societal alignment and integrity of conduct; and

•	to promote internal equity and a disciplined qualitative and quantitative assessment of performance.

These objectives have provided the framework for the various components of compensation and benefits, and have taken into account the specific nature of each of Altria’s businesses. Each element of compensation has been designed to achieve a specific purpose. Together, they form an aggregate package that is intended to be appropriately competitive and to provide the necessary flexibility and incentives to achieve Altria’s goals and objectives. The design of the overall package has encompassed the following features:

•	a mix of fixed and at-risk compensation: the higher the organizational level of the executive, the lower the fixed component of the overall compensation and benefits package;

•	a mix of annual and long-term compensation and benefits to appropriately reward the achievement of annual goals and objectives and long-term performance aspirations; and

•

a mix of cash and equity compensation that seeks to discourage actions that are solely driven by the stock price at any given time to the detriment of strategic goals, and to minimize the potential dilutive nature of equity compensation on stockholder value.

In determining the precise levels of each element of compensation as well as the total compensation and benefit package awarded, the Altria Compensation Committee:

•	exercises its business judgment and discretion in setting the level of compensation within pre-established ranges;

•	reviews actual historical delivery of compensation versus design to ensure that actual compensation is consistent with the intent of the programs; and

•	reviews total compensation design to assure that the various ranges remain appropriately competitive and continue to meet the objectives described above.

Our executives are ranked by salary band reflecting the executive’s level of responsibility and accountability. Altria’s compensation and benefits mix for each U.S.-based salary band is as follows:

Design Mix of Compensation and Benefits

Salary Band	Base Salary	Annual Incentives	Total Long- Term Incentives (1)	Benefits (2)	Perquisites
A (3)	9%	13%	73%	5%	<1%
B	17%	15%	59%	8%	1%
C	20%	16%	54%	9%	1%
D	24%	15%	48%	11%	2%

(1)	Annual equity awards and the annual value of Altria Long-Term Performance Incentive awards.

(2)	The benefit percentages represent the average annual value of retirement, healthcare, disability and death benefits and are based on the methodology employed by Hewitt Associates in its Total Compensation Measurement Study (described below). The actual value for any given year will vary based on, among other things, each employee’s age and years of covered service. These benefit percentages are not intended to represent the total value of benefits earned over a career and payable upon retirement.

(3)	The mix of compensation and benefits for band A is based on actual equity awards in 2005, 2006 and 2007 for Mr. Camilleri (the only band A executive). The Altria Compensation Committee has followed a cumulative equity award strategy and, based on its assessment of Mr. Camilleri’s performance and a review of competitive data, has awarded Mr. Camilleri annual stock grants in the range of 100,000 to 200,000 shares.

The table below compares Altria’s mix of compensation and benefits for salary bands A and B with that of the Altria Compensation Survey Group (see discussion of the Compensation Survey Group below):

Altria Design Mix of Compensation and Benefits versus the Altria Compensation Survey Group

			Long-Term Incentives
	Base Salary	Annual Incentives	Incentive Cash Awards	Equity Awards	Benefits (1)	Perquisites
Salary Band A
Altria	9%	13%	23%	50%	5%	<1%
Altria Compensation Survey Group (2)	9%	21%	24%	41%	4%	1%
Salary Band B
Altria	17%	15%	35%	24%	8%	1%
Altria Compensation Survey Group (2)	20%	22%	18%	32%	7%	1%

(1)	The benefit percentages represent the average annual value of retirement, healthcare, disability and death benefits and are based on the methodology employed by Hewitt Associates in its Total Compensation Measurement Study. See “Role of Consultants” below. The actual value for any given year will vary based on, among other things, each employee’s age and years of covered service. These benefit percentages are not intended to represent the total value of benefits earned over a career and payable upon retirement.

(2)	75th percentile of the Altria Compensation Survey Group as shown in 2007 Hewitt Associates Total Compensation Measurement Study.

To maximize alignment with the interests of stockholders, Altria provides a greater percentage of total compensation in the form of long-term incentive compensation than the Altria Compensation Survey Group companies, as follows: salary band A, 73% versus 65% and salary band B, 59% versus 50%.

After the Distribution, we expect to employ approximately 20 senior executives who are in salary bands A through D. Mr. Camilleri, our Chief Executive Officer, is and will continue to be in salary band A. Mr. Calantzopoulos, who will be our Chief Operating Officer, and Mr. Wall, our Vice Chairman, are and will continue to be in salary band B. Mr. Waldemer, our Chief Financial Officer, is currently in band C but will be promoted to band B upon the Distribution. Mr. Kunz, President EEMA Region & PMI Duty Free is in salary band D and will be promoted to band C upon the Distribution.

Elements of Compensation and Benefits

Altria’s compensation and benefit programs have been designed to deliver total compensation upon attainment of targeted goals at levels between the 50th and the 75th percentiles of compensation paid to executives in the Altria Compensation Survey Group, described below. This approach has been critical to attracting and retaining employees and has contributed to low employee turnover across all of Altria’s businesses. Altria’s actual awards can exceed the 75th percentile when business and individual performance exceed targeted goals.

A description of each element of the compensation and benefit program follows.

Base Salary

Several factors are considered when setting base salaries, including each executive’s individual performance rating, level of responsibility, prior experience, and the relationship between base salaries paid within each of Altria’s businesses. In addition, as appropriate, the Altria Compensation Committee has compared the base salaries paid to Altria executive officers to the base salaries paid to executive officers holding comparable positions at other companies in the Altria Compensation Survey Group. Numerical weights are not assigned to any factor.

Altria’s base salary ranges for salary band A through salary band D executives who are based for purposes of pay in the United States were for 2007 as follows:

2007 U.S.-Based Annual Base Salary Ranges

Salary Band	Minimum	Midpoint	Maximum
A	$1,030,000	$1,700,000	$2,370,000
B	515,000	875,000	1,235,000
C	360,000	565,000	770,000
D	260,000	425,000	590,000

Altria’s base salary ranges for salary band B through salary band D executives who are based for purposes of pay outside of the United States are determined based on local market competitive practices. All of our named executive officers who are based outside of the United States for purposes of pay are located in Switzerland. The 2007 salary bands and ranges for Switzerland were as follows:

2007 Swiss-Based Annual Base Salary Ranges

Salary Band	Minimum	Midpoint (1)	Maximum
B	CHF 847,800	1,441,200	2,034,600
C	CHF 728,500	1,213,000	1,697,500
D	CHF 543,000	814,500	1,086,000

(1)	The midpoints of salary bands B, C and D are equivalent to $1,202,302, $1,011,930 and $679,486, respectively, based on the average conversion rate for 2007 of $1=1.1987 CHF. However, as noted above, these salary ranges are based on local market competitive practices and are not directly comparable to the U.S. dollar salary ranges used for those executives based for purposes of pay in the United States.

Annual Incentives

The Altria Annual Incentive Award program is a cash-based, pay-for-performance plan for management employees worldwide, including our named executive officers. Altria believes that the use of cash (as opposed to equity) for annual incentives is consistent with competitive practice among companies within the Altria Compensation Survey Group. Each participant in the Altria program has an award target expressed as a percentage of base salary. The target award is paid when both the business and individual results are achieved at planned levels of performance. Actual awards paid vary based on an assessment of actual business performance and individual performance.

In December of each year, the Altria Compensation Committee assesses Altria’s overall corporate performance, as well as the performance of each of its businesses for that year. Based on its assessment, the Altria Compensation Committee assigns business ratings that are used to determine the size of the incentive award pool. Altria businesses that perform at planned levels of performance receive a rating of 100. The ratings reflecting the business performance assessment can range from 0 to 130. Business ratings determined for 2007 are discussed below under “2007 Executive Compensation Decisions.”

Each participant is rated on a five-point scale with only the top three points (“Good,” “Exceeds” and “Spectacular”) generally eligible to receive an annual incentive award. Individuals who achieve their annual objectives receive a rating of “Good.” To assure a disciplined, fair and equitable assessment of individual performance, general guidelines have been set by the Altria Compensation Committee whereby approximately 50% of the eligible population receives a rating of “Good” or less, 40% receives a rating of “Exceeds” and 10% receives a rating of “Spectacular.”

Annual incentive target award ranges for Altria salary bands A through D for 2007 were as follows:

2007 Annual Incentive Target Award Ranges (1)

Award Ranges Associated with Individual Performance
Band	Good	Exceeds	Spectacular
A	128% –159%	159% –201%	217% –293%
B	77% – 95%	95% –120%	130% –175%
C	68% – 85%	85% –108%	117% –158%
D	51% – 63%	63% –78%	85% –114%

(1)	Annual incentive target award ranges are stated as a percentage of base salary, and assume that business results are at planned levels of performance (i.e., at a rating of 100). These are target ranges only. There is no guarantee that any amount will be paid.

Long-Term Incentives

Altria awards long-term incentives to senior executives through a combination of cash-based long-term performance incentive awards and either restricted or deferred stock. The mix of cash-based incentives and equity awards at Altria varies based on salary band. Consistent with Altria’s compensation objectives, the mix is intended primarily to focus executives on total stockholder return, or TSR, long-term operational performance and progress against strategic and societal objectives while remaining sensitive to stockholder dilution concerns. Altria believes that long-term incentives play a key role in attracting and retaining executives. The long-term incentives are based on the performance of Altria Group in total as opposed to the performance of each operating company.

Long-Term Performance Cash Incentive Awards. The Altria Long-Term Performance Incentive Plan, or Altria LTIP, for Altria executives in salary bands A through F, including our named executive officers, began its most recent performance cycle on January 1, 2007. Awards under this plan are based primarily on long-term growth in total stockholder return, an assessment of progress against Altria’s societal alignment objectives and, to a lesser extent, Altria’s strategic performance. Altria generally uses three-year long-term performance cycles that are end-to-end and do not overlap. The three-year cycle is consistent with Altria’s planning cycle, and Altria has determined that utilizing cycles that do not overlap provides clarity for participants and stockholders. Awards are payable to executives in cash and are based on an assessment of overall corporate and individual performance. Each participant has an award target based on their salary band, normally expressed as a percentage of cumulative year-end base salaries over the three-year cycle. At the conclusion of each performance cycle, the Altria Compensation Committee considers Altria’s TSR results over this time period and qualitatively assesses Altria’s performance against the strategic measures communicated to participants at the commencement of the performance cycle. Based on its assessment, the Altria Compensation Committee assigns a rating used to determine the size of the LTIP award pool. The specific LTIP ratings can range from 0 to 130.

Altria LTIP award targets established for salary bands A through D for the 2007-2009 performance cycle are as follows:

2007 Long-Term Performance Incentive Award Ranges (1)

Individual Performance
Salary Band	Below	Achieves	Above
A	0% –225%	225% –275%	275% +
B	0% –180%	180% –220%	220% +
C	0% –113%	113% –138%	138% +
D	0% –68%	68% –83%	83% +

(1)	LTIP award ranges are stated as a percentage of cumulative year-end base salaries over the three-year performance cycle, and assume that results of our businesses are at planned levels of performance reflected by an assigned performance rating of 100.

Annual Equity Awards. Equity awards are intended to build stock ownership and enhance the retention and commitment of participants to increasing long-term stockholder value. Since 2003, Altria equity awards have been made in shares of Altria restricted or deferred stock rather than stock options because they:

•	establish a relationship between Altria’s cost and the value ultimately delivered to Altria executives that is both more direct and more visible than is the case with stock options; and

•

require the use of substantially fewer shares than stock options to deliver equivalent value, resulting in an annual Company run rate (number of stock options, restricted and deferred shares granted in the calendar year as a percentage of all shares outstanding) in 2007 of 0.1% and a total 2007 year-end overhang (number of unexercised stock options and unvested deferred stock as a percentage of all shares outstanding) of 1.6%.

Equity award recommendations are approved annually at the Altria Compensation Committee’s January meeting, and are granted on the date of approval. The number of shares awarded is based on the fair market value of Altria stock on the date of grant. The value of shares awarded is based on an evaluation of each participant’s performance and potential to advance within the organization.

Altria equity awards generally vest three or more years after the date of the award, subject to earlier vesting on death, disability or normal retirement. The three-year vesting period has provided Altria with a means of both retaining and motivating executives. Recipients receive cash dividends or dividend equivalents on unvested shares of restricted or deferred stock in order to more fully align the interests of participants with stockholders.

Dividends and dividend equivalents paid prior to vesting are ordinary income for individual tax purposes and, for awards granted after 2006, are generally deductible by Altria.

The annual equity award ranges for Altria salary bands B through D for 2007 were as follows:

2007 Equity Award Ranges

Individual Performance
Salary Band	Good	Exceeds	Spectacular
B	$885,000 – $1,475,000	$1,475,000 – $1,843,800	$1,843,800 – $2,212,500
C	531,000 – 885,000	885,000 – 1,106,300	1,106,300 – 1,327,500
D	303,000 – 505,000	505,000 – 631,300	631,300 – 757,500

The Altria Compensation Committee exercises discretion in making equity awards for salary band A based on a cumulative equity award strategy and its assessment of competitive data. With respect to Mr. Camilleri, the Altria Compensation Committee reviews an analysis of various equity award scenarios, reflecting its past practices as well as those of companies within the Altria Compensation Survey Group, in order to establish both an appropriate range of awards as well as an appropriate cumulative equity award size over a ten-year period as chief executive officer. The Committee has awarded Mr. Camilleri annual stock grants in the range of 100,000 to 200,000 shares.

In addition, all of Altria’s most senior executives are subject to stock ownership guidelines that require them to hold Altria stock in an amount equal to a multiple of their base salary, as described in “Stock Ownership Guidelines and Restriction on Hedging.” As of December 31, 2007, all of our named executive officers had satisfied their ownership guidelines.

Stock Options. Consistent with the Altria Compensation Committee’s practice of making equity awards in shares of restricted or deferred stock, the Altria Compensation Committee has not made any new stock option grants since 2002. Adjustment of outstanding stock options granted in 2002 and prior years and other equity-based awards in connection with the Spin-off are described in “Treatment of Compensation and Benefit Programs Upon Completion of the Distribution.”

Retirement Benefits

Almost all of Altria’s U.S.-based employees, including Mr. Camilleri and Mr. Wall, are covered by funded tax-qualified pension and profit-sharing plans. Altria also maintains supplemental retirement plans and arrangements which compensate employees for the difference between the full pensions or full profit-sharing contributions they would receive under Altria’s tax-qualified plans, if those plans were not subject to tax law limitations, and the benefits that in fact can be provided after taking those limits into account. In limited instances, these plans have provided additional benefits. See “Plans Maintained by Altria” below. These arrangements have been generally intended to provide Altria’s U.S.-based salaried employees with pension benefits, or their equivalent, in an amount equal to 1.75% of the employee’s highest average annual compensation (annual salary plus annual incentive) during a period of five consecutive years, minus 0.30% of such compensation up to the applicable Social Security covered compensation amount, times years of credited service (up to a maximum of 35). For an Altria employee who completes 30 years of service, this translates into providing payments equivalent to a pension of approximately 52.5% of five years annual average salary and incentive compensation. For an employee with the maximum credited service of 35 years, this “replacement ratio” is approximately 61.25%.

After termination of employment, Altria pension benefits can commence at age 55, though generally with a reduction in benefits for commencement before age 65. For employees who work until age 55, the annual reduction factors for early commencement decrease significantly. For Altria employees who retire at or above age 55 with 30 years of service or at or above age 60 with five years of service, there is no reduction for early commencement. The retirement benefits provided by Altria are described in greater detail in the discussions following the Pension Benefits table and the Non-Qualified Deferred Compensation table.

Employees based outside of the U.S., including Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer, participate in various retirement plans that are substantially similar to the ones described above. Employees located in Switzerland, for example, are generally covered by the Pension Fund of Philip Morris in Switzerland, or the Swiss Pension Fund, a broad-based, contributory, funded pension plan established in accordance with the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans that provides retirement, death and disability benefits for employees and their beneficiaries. Retirement benefits are determined under a formula similar to the formula in Altria’s tax-qualified U.S. pension plan. As is the case under Altria’s tax-qualified U.S. plans, benefits under the Swiss Pension Fund are subject to tax regulatory limits on the amount of compensation that can be taken into account in determining benefits. Our employees covered by the Swiss Pension Fund, but whose benefits are affected by these limits, are also covered by additional Swiss plans designed to provide benefits equivalent to the incremental benefits that would be provided if the Swiss Pension Fund were not subject to these limits. Where an employee is also entitled to benefits under a pension plan in another country, benefits may be coordinated through offsets in order to assure that the employee receives full career benefits while avoiding duplication in benefits.

During 2006, the Altria Compensation Committee decided to limit compensation for purposes of pension determinations for U.S.-based executives in salary bands A and B. This decision limited annual incentive compensation considered for purposes of pension determinations to the lesser of either (i) actual annual incentive or (ii) annual incentive at a business rating of 100 and individual performance rating of “Exceeds.” This limitation does not apply to any executive who was age 55 or older at December 31, 2006, or to any executive who is not a participant in our U.S.-based pension plan. Mr. Camilleri is the only current executive who is subject to this limitation. Mr. Camilleri was awarded an annual incentive award of $4,750,000 for 2007. Of this amount, $2,887,500, which reflects the above ceiling, will be recognized as pensionable earnings for the purposes of his pension calculation.

Perquisites

Any perquisites received by our named executive officers while employed by Altria are described in footnotes to the “All Other Compensation” heading of the Summary Compensation Table. Other than these perquisites, our named executive officers received the same benefits that were provided to Altria employees generally. For reasons of security and personal safety, Altria requires Mr. Camilleri to use company aircraft for all travel and provides him with a driver.

2007 Executive Compensation Decisions

The assessment of the performance of our named executive officers is discussed below. The compensation paid or awarded to our named executive officers under Altria’s compensation programs is included in the compensation tables and, in the case of each executive, was within the ranges specified for each element of compensation discussed above. Decisions in connection with the Distribution are discussed below. See “Our Anticipated Compensation Programs—Executive Compensation Decisions In Connection With The Distribution.”

Base Salary Increases

The Altria Compensation Committee did not increase Mr. Camilleri’s base salary in 2007. Mr. Camilleri’s base salary is within the 4th quartile of the Altria Compensation Survey Group at approximately the midpoint of his salary range.

The following were the 2007 increases in base salary for our other named executive officers:

•	Mr. Wall: $1,025,000 to $1,080,000, an increase of 5.4%, effective May 1, 2007

•	Mr. Calantzopoulos: CHF 1,200,000 to CHF 1,250,080, an increase of 4.2%, effective April 1, 2007

•	Mr. Waldemer: CHF 865,280 to CHF 908,570, an increase of 5.0%, effective April 1, 2007

•	Mr. Kunz: CHF 893,100 to CHF 942,240, an increase of 5.5%, effective April 1, 2007.

These increases took into account Mr. Camilleri’s and Mr. Calantzopoulos’ recommendations, for their respective direct reports, the factors enumerated in the “Overview” above, and were part of a merit increase program that applied to all employees.

Annual Incentives

As previously discussed, annual incentive awards are based on a comprehensive assessment of both business and individual performance. Numerical weights and specific objectives are not assigned to the factors used in assessing either individual or business performance. For 2007, the financial performance factors considered by the Committee included operating companies income, discretionary cash flow, net revenue as well as volume and market share. At the corporate level, the performance factors also included net earnings, EPS, and TSR. The Committee also evaluated Altria’s performance relative to numerous strategic and qualitative factors such as portfolio management, innovation, progress on societal alignment, management of regulatory and legal challenges, compliance and integrity and leadership development.

In 2007, Altria recorded strong consolidated adjusted earnings growth and took a number of strategic actions to further strengthen its businesses for long term growth. Operating companies income, net earnings and EPS all exceeded the annual budget. Full-year adjusted diluted EPS from continuing operations rose 8.1% to $4.38 versus $4.05 in 2006. Income growth was predominantly attributable to pricing, currency and overhead cost reductions. TSR at 22.2% exceeded that of Altria’s Compensation Survey Group (10.6%), Altria’s Peer Group (20.9%) and the S&P 500 (5.5%).

Beyond its financial performance, Altria and its operating companies took numerous actions to enhance stockholder value and accelerate income growth. These included the spin-off of Kraft in March 2007, the announced spin-off of PMI in March 2008, the acquisition of John Middleton, Inc., acquisitions in Pakistan and Mexico, the implementation of a global cigarette manufacturing reconfiguration plan including the closure of the Cabarrus cigarette manufacturing facility, the sale of the New York headquarters building and the successful launch of several innovative tobacco products in both the smokeless and cigarette categories.

PMI also generated strong financial results and contributed significantly to Altria’s increase in consolidated adjusted earnings. Adjusted operating companies’ income rose 12.5% attributable primarily to pricing and favorable currency. Excluding currency and other items that affected comparability, operating companies income rose 6.8%. This performance exceeded the annual budget and was at the high end of the guidance provided to the investment community of like-for-like growth of between 5% and 7%. Market share performance was mixed, with share in some markets lagging expectations.

Taking these factors into account, Altria’s Compensation Committee assigned the following Annual Incentive ratings for 2007:

Altria Group, Inc.	115
Philip Morris International Inc.	102

These ratings were used to determine the size of the annual incentive award pool.

Long-Term Performance Incentive Awards

The 2007 to 2009 performance cycle of the long-term incentive plan is predominantly designed to reward growth in TSR, performance relative to the Altria Peer Group, the Compensation Survey Group and the S&P 500. The secondary measures emphasize progress against societal alignment objectives, and key strategic performance factors such as market share, portfolio management and leadership development. These measures were selected as they are intended to focus executives on achieving results that contribute to continued long-term growth in stockholder value.

As Altria’s three-year cycle LTIP began on January 1, 2007, no payments would ordinarily have been made for the 2007 fiscal year. However, in view of the Distribution, the 2007-2009 Altria LTIP was terminated on December 31, 2007 and participants are receiving a cash payment for the 2007 plan year assuming individual performance of “Achieves” using base salaries in effect on December 31, 2007 and an LTIP business rating of 115. The Committee awarded an LTIP business rating of 115 as a result of Altria’s strong stockholder return as noted above and the attainment of secondary long-term objectives described above. 2007 marked the sixth consecutive year of strong TSR.

Compensation of the Chairman and Chief Executive Officer

Louis C. Camilleri: Mr. Camilleri’s awards for 2007 reflect his responsibility for and major contribution to Altria’s overall results, including a marked increase in stockholder value. In determining his awards, the Altria Compensation Committee also took into consideration Mr. Camilleri’s leadership role in the restructuring of Altria, the sustained positive evolution of the litigation environment, progress on societal alignment initiatives, product innovation, Altria’s solid financial results including the strength of Altria’s balance sheet, leadership development and progress against Altria’s longer term plan.

For 2007, Mr. Camilleri was awarded an annual incentive of $4,750,000, or 271% of his annual base salary. This award is at the high end of his award range reflecting the Committee’s assessment of his performance. In addition, he received an LTIP award of $5,031,250 reflecting his target award at the LTIP business rating of 115. Mr. Camilleri also received an annual equity award of 130,280 shares of Altria deferred stock which will be fully converted into our deferred stock after the Distribution and vest in 2011.

In addition, the Altria Compensation Committee awarded Mr. Camilleri a special Altria deferred stock award of 200,000 shares in recognition of his successful efforts during his tenure to execute against the strategy, first announced in 2004, to separate Altria into three component parts to significantly enhance stockholder value and growth. This award further recognizes that the Committee and the Board of Directors asked Mr. Camilleri to assume the role of Chairman and Chief Executive Officer of our company, while accepting a reduction in his compensation. See “Our Anticipated Compensation Programs—Executive Compensation Decisions In Connection With The Distribution.” This award will be fully converted into our deferred stock after the Distribution and vest in 2012.

Compensation of Other Named Executives Officers

André Calantzopoulos: Mr. Calantzopoulos served as President and Chief Executive Officer of Philip Morris International and will serve as our Chief Operating Officer after the Distribution. Mr. Calantzopoulos’ 2007 awards were all within pre-established ranges and reflect his significant contributions to our strong operating results and strategic initiatives. Particularly noteworthy are Mr. Calantzopoulos’ contributions to our product innovation strategy including the launch of Marlboro Filter Plus, Marlboro Ice Mint and other menthol line extensions, Parliament Platinum and Virginia Slims Uno, his relentless pursuit of cost reduction opportunities that exceeded our productivity targets and contributed to our strong financial results, management development, societal alignment, our 2007 acquisitions and business development initiatives. His awards also reflect his instrumental role in restructuring our organization to accelerate decision-making and speed to market and recognize his critical role in developing our strategic partnership with the China National Tobacco Company.

Jean-Claude Kunz: Mr. Kunz serves as President EEMA Region & PMI Duty Free. Mr. Kunz’s awards were all within pre-established ranges and reflect his successful leadership of his Region and our worldwide duty-free business that was added to his responsibilities in 2007. His segment’s adjusted operating companies income of $2,439 million exceeded budget and was up 18.0% versus 2006. Unit volume of 291.3 billion units in 2007 was up 0.9% but fell marginally below budget. In addition, Mr. Kunz played a key role in the launch of several successful new products and line extensions across his area of geographic responsibility, secured fair and equitable excise tax reform in several key markets and continued to build management talent within his organization.

Hermann G. Waldemer: Mr. Waldemer serves as our Chief Financial Officer and will continue in that role after the Distribution. His awards for 2007 were all within pre-established ranges and reflect his role and contribution to our overall results. His most significant contributions include the successful establishment of cost effective shared service centers, the implementation of common systems applications, the improvement of our financial processes, the effective management of our balance sheet, numerous cost reduction and productivity initiatives, as well as ensuring executional readiness for our forthcoming independence and public company status.

Charles R. Wall: Mr. Wall served as Altria’s Senior Vice President and General Counsel and, upon the Distribution, will be appointed our Vice Chairman. His 2007 awards, which were all within pre-established ranges, recognize his invaluable contributions to total stockholder value through the critical role he played in successfully managing the complex litigation challenges faced by Altria and its subsidiaries. They also reflect his role in assuring the successful execution of the Kraft and our forthcoming spin-offs.

Role of Altria’s Chief Executive Officer

Each year, Mr. Camilleri, as Altria’s Chairman and Chief Executive Officer, has presented to the Altria Compensation Committee compensation recommendations for each of Altria’s executive officers. The Committee reviews and discusses these recommendations with him, taking into account the factors noted elsewhere in this discussion and, exercising its discretion, makes final compensation decisions with respect to the compensation of those executive officers. Mr. Camilleri does not make recommendations or otherwise have any role in the setting of his own compensation and has never attended the Committee meetings when his compensation was discussed. The Committee meets in executive session when discussing and deciding on Mr. Camilleri’s compensation.

Altria Compensation Survey Group

Altria’s management periodically reviews and presents to the Altria Compensation Committee its recommendations of companies to include in the Altria Compensation Survey Group. Companies are selected based on the following criteria:

•	are of a similar size and have executive positions similar in breadth, complexity and scope of responsibility;

•	have global businesses; and

•	compete with Altria for executive talent.

For 2007, the following 22 companies were selected by Altria’s Compensation Committee and included in the Altria Compensation Survey Group, based upon the above criteria: 3M Company, Anheuser-Busch Companies, Inc., Bristol-Myers Squibb Company, Campbell Soup Company, Citigroup Inc., The Coca-Cola Company, Colgate-Palmolive Company, ConAgra Foods, Inc., Exxon Mobil Corporation, Ford Motor Company, General Electric Company, General Mills, Inc., General Motors Corporation, H.J. Heinz Company, International Business Machines Corporation, Johnson & Johnson, Kellogg Company, Merck & Co., Inc., PepsiCo, Inc., Pfizer Inc., The Procter & Gamble Company and Reynolds American Inc. The Altria Compensation Committee reviewed the composition of the Altria Compensation Survey Group in 2002 and again in 2004.

While there is substantial overlap between these companies and the companies in the Altria Peer Group included in Altria’s Annual Reports, there are some differences. These differences result from the fact that the Compensation Survey Group has been designed primarily to include companies with whom Altria competes for executive talent and whose approach to compensation does not differ greatly from those of U.S.-based multinationals, while the Altria Peer Group is a broader group that includes Altria’s international business competitors. The companies in the Altria Peer Group are Anheuser-Busch Companies, Inc., British American Tobacco plc, Campbell Soup Company, The Coca-Cola Company, ConAgra Foods, Inc., General Mills, Inc., H.J. Heinz Company, Hershey Foods Corporation, Kellogg Company, Nestle SA, PepsiCo, Inc., The Procter & Gamble Company, Reynolds American Inc., Sara Lee Corporation, Unilever NV, and UST Inc.

The Altria Compensation Committee has selected a new Compensation Survey Group for us that will be applicable after the Distribution. See “Our Anticipated Compensation Programs—Our Compensation Survey Group” below.

Role of Consultants

As part of its review of the compensation of executive officers, Altria has engaged Hewitt Associates to conduct a survey of the companies within the Altria Compensation Survey Group. This survey, called the Total Compensation Measurement Study, collects both compensation and benefits data and summarizes competitive practices. The data are reviewed by the Altria Compensation Committee to help it assess competitive levels of pay and competitive mix of pay elements. In addition, Altria engages Towers Perrin to provide competitive compensation and benefit information, primarily from public filings, including annual proxy filings, by companies within the Altria Compensation Survey Group. These data, which focus on chief executive officer pay, are also reviewed by the Altria Compensation Committee.

Neither Hewitt Associates nor Towers Perrin makes any recommendations with respect to the decisions to be made by the Altria Compensation Committee nor do they attend the Altria Compensation Committee meetings.

Stock Ownership Guidelines and Restriction on Hedging

Altria has established stock ownership guidelines under which executives are expected to hold common stock in an amount equal to a multiple of their base salary as determined by their position. These guidelines are expressed as a number of shares and a dollar value. Executives’ multiples can be satisfied by meeting the lesser of the required number of shares or dollar value. The guidelines were based on the applicable multiple of the salary in effect as of the beginning of the year in which the executive became subject to the guidelines and are set at 12 times base salary for the Chief Executive Officer and at 6, 5 and 4 times base salary for bands B, C and D executives, respectively. The required number of shares were based on the multiple times salary divided by the value of shares as of that date, and satisfying the required dollar amount is based on the current value of stock owned. For the purpose of these guidelines, stock ownership includes shares over which the executive has direct or indirect ownership or control, including restricted and deferred stock, but does not include unexercised stock options. Executives have been expected to meet their ownership guidelines within five years of becoming subject to the guidelines. Altria’s executive officers are not permitted to engage in hedging activities with respect to Altria stock.

Policy with Respect to Qualifying Compensation for Deductibility

The limits discussed below applied to those of our named executive officers covered by Section 162(m) of the Internal Revenue Code, or Section 162(m), who were also named executive officers of Altria in 2007.

Altria’s ability to deduct compensation paid to individual officers who are covered by Section 162(m) has been generally limited to $1.0 million annually. However, this limitation does not apply to performance-based compensation, provided certain conditions are satisfied. The annual and long-term performance incentives and the deferred and restricted stock that the Altria Compensation Committee awarded to Altria’s covered officers, including our named executive officers, in 2007 were subject to, and made in accordance with, performance-based compensation arrangements previously implemented by Altria.

Annual Incentives

For those Altria executives whose compensation was subject to the deductibility limitations of Section 162(m), annual incentive awards were contingent upon a compensation formula based on adjusted net earnings that was established by the Altria Compensation Committee at the beginning of the year. Under the formula used to establish the award pool, the maximum amount that could be paid to officers covered by the compensation formula as a group was 0.25% of adjusted net earnings. The maximum award for Mr. Camilleri, as Altria’s Chief Executive Officer, was equal to one-third of this pool, and the maximum amount that could be paid for each of the remaining Altria officers covered by the compensation formula was equal to one-sixth of the pool. In addition, Altria individual award amounts were limited to the stockholder-approved maximum of $10 million as provided in the Altria 2005 Performance Incentive Plan. These limits established the maximum annual incentive awards that could be paid; the Altria Compensation Committee retained complete discretion to pay any lesser amounts. All Altria annual incentive awards presented in the Summary Compensation Table and related tables were below these limits. Actual awards to the Altria officers covered by the compensation formula were based on the Altria Compensation Committee’s assessment of individual, overall corporate performance, as well as the performance of Altria’s businesses (including PMI), utilizing the negative discretion permitted by Section 162(m).

Long-Term Performance Incentives

Maximum long-term performance incentive awards payable to the Altria officers covered by Section 162(m) were limited by a formula similar to that previously described for annual incentive awards, based on the achievement of cumulative adjusted net earnings during the period as well as by the limits described in the Altria 2005 Performance Incentive Plan approved by stockholders. Under the formula, maximum award amounts that could be paid to the officers covered by the compensation formula as a group were 0.25% of the three-year cumulative adjusted net earnings. The maximum award for Mr. Camilleri, as Altria’s Chief Executive Officer, was equal to one-third of this pool, and the maximum amount that could be paid for each of the remaining officers covered by the compensation formula was equal to one-sixth of the pool. In addition, individual Altria awards for the three-year period were limited to the stockholder-approved maximum of $8 million per year as provided in the Altria 2005 Performance Incentive Plan. These limits establish the maximum long-term incentive awards that could be paid by Altria; the Altria Compensation Committee retained complete discretion to pay any lesser amounts. Altria based actual awards to its officers, including our named executive officers, on the Altria Compensation Committee’s assessment of individual performance, overall corporate performance, and the performance of each of Altria’s businesses (including PMI), utilizing the negative discretion permitted by Section 162(m).

Annual Equity Awards

Coincident with the adoption by Altria of Financial Accounting Standards No. 123(R) “Share-Based Payments,” or FAS 123R, the Altria Compensation Committee approved the use of a performance pool from which restricted or deferred stock awards may be granted, in amounts up to individually specified proportions of the pool, to those Altria executives, including our named executive officers, whose compensation is subject to the deductibility limitations of Section 162(m). Pursuant to this approval, 2007 and 2008 equity award grants were contingent upon formulas based on adjusted net earnings established by the Committee at the beginning of 2006 and 2007. The specific limits, as in effect for those years, are as follows:

•

Each year, a maximum grant value was established based on a performance pool equal to 0.50 percent of adjusted net earnings. This formula was approved by the Altria Compensation Committee at the beginning of the year prior to the year in which the equity award was made; for example, the formula was approved in January 2007 for the equity awards that were granted in January 2008.

•

At the conclusion of the performance year, the performance pool was calculated and divided among the officers covered by the compensation formula. As an example, for adjusted net earnings of $9.6 billion, the above formula would yield total potential awards of $48 million. Altria’s Chairman and Chief Executive Officer’s maximum award would be equal to one-third (or $16 million) of the pool and the remaining officers covered by the compensation formula would each be eligible for a maximum award equal to one-sixth (or $8 million) of the pool. Each award is subject to the lesser of the results of this calculation or the maximum share award (1.0 million shares) as provided under the Altria 2005 Performance Incentive Plan approved by stockholders.

•

These limits established the maximum awards that could be granted; the Altria Compensation Committee has retained complete discretion to pay any lesser amounts. The awards made by Altria to the executives who will be our named executive officers for the periods covered in the Summary Compensation Table and related tables were well within these limits. Altria awards have been granted out of the share pool and accounted for as fixed awards over the restriction period.

Altria has taken appropriate actions, to the extent it believed feasible, to preserve the deductibility of annual and long-term incentives and equity awards. However, notwithstanding this general policy, the Altria Compensation Committee has authorized, and continues to retain the discretion to authorize, other payments that may not be deductible, if it believes that they are in the best interests of both Altria and its stockholders. Such determinations include, for example, payment of base salaries to some officers that exceed $1.0 million, with the result that a portion of such officers’ base salaries exceed the deductibility limit. In addition, Altria’s covered officers’ compensation has exceeded the $1.0 million deductibility limit because of other elements of their annual compensation, such as vesting of restricted stock granted before 2007 and dividends or dividend equivalents paid on certain restricted or deferred stock, payments related to the funding of retirement benefits or Target Payments (as defined below) made in lieu of coverage under retirement plans, tax reimbursements, income resulting from payments made pursuant to plans that do not discriminate in favor of executive officers, and perquisites.

Policy Regarding the Adjustment or Recovery of Compensation

Altria has adopted a policy providing for the adjustment or recovery of compensation in certain circumstances. If the Altria Board of Directors or an appropriate committee of the Board determines that, as a result of a restatement of Altria’s financial statements, an executive has received more compensation than would have been paid absent the incorrect financial statements, the Board or its committee, in its discretion, shall take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options, adjusting the future compensation of such executive, and dismissing or taking legal action against the executive, in each case as the Board or its committee determines to be in the best interests of Altria and its stockholders. The Board has designated the Compensation Committee to implement this policy.

Treatment of Compensation and Benefit Programs Upon Completion of the Distribution

Upon completion of the Distribution, we will have in place an Employee Matters Agreement with Altria addressing a number of compensation and benefits matters relating to our employees. In general, our U.S. based employees currently participate in various Altria retirement, health and welfare, and other employee benefit plans. Employees in other jurisdictions are covered by plans that we have maintained either independently or jointly with Altria. Following the Spin-off, it is anticipated that our employees will generally participate in similar plans and arrangements that we will establish and maintain. Effective as of the Distribution Date, we and Altria will each retain responsibility for our respective employees and compensation plans. In addition, pursuant to the Employee Matters Agreement, we and Altria will generally protect employees transferring between us and various Altria entities before the end of the calendar year of the Distribution from any adverse economic impact of such transfer on their benefits.

Following the date of the Distribution, the holder of each outstanding option to purchase Altria stock will receive the following stock options with an aggregate intrinsic value (the difference between the exercise price of the options and the fair market value of the underlying stock) equal to the intrinsic value of the stock option immediately prior to the Distribution:

•	a new PMI stock option (issued by us) to acquire a number of shares of our common stock; and

•	an adjusted Altria stock option (issued by Altria) for the same number of shares of Altria common stock at a reduced exercise price.

Holders of Altria restricted or deferred stock awarded prior to January 30, 2008 will retain their existing awards and will receive an equal amount of our restricted or deferred stock. Our restricted or deferred stock will be subject to the same forfeiture conditions and terms and conditions as the underlying Altria restricted or deferred stock. Recipients of Altria deferred stock awarded on January 30, 2008, who will be employed by Altria after the Distribution, will receive additional shares of deferred stock of Altria to preserve the intrinsic value of the award. Recipients of Altria deferred stock awarded on January 30, 2008, who will be employed by us after the Distribution, will receive substitute shares of our deferred stock to preserve the intrinsic value of the award.

We and Altria will cross-reimburse each other as soon as practicable following the Distribution for the “fair value” of options issued to employees of the other party, for the Distribution Date market value of deferred stock granted to employees of the other party, and for certain other anticipated costs related to equity compensation as well as retirement plans and payments in lieu of retirement plan coverage. Fair value of options will be determined using Black-Scholes calculations.

Our Anticipated Compensation Programs

The following describes the compensation programs that will be implemented following the Distribution that have been approved by the Altria Compensation Committee. The changes predominantly reflect the fact that we will no longer be a subsidiary of a corporate parent, but an independent public company. This will enable us to compensate our executives with more focused equity awards. Furthermore, they reflect the adoption of a new Compensation Survey Group as discussed below.

Review of Our Programs

In anticipation of the Distribution, our existing compensation programs were reviewed to ensure that they:

•	are appropriately focused;

•	are simple and transparent;

•	reflect a single entity operating in multiple countries; and

•	are internally equitable.

Based on this review, we intend to make the following changes to our compensation programs:

•

The Long-Term Incentive Program, or LTIP, has been eliminated and cash awards that would have been granted under this program will be reallocated to the annual incentive program and the equity award program in a proportion of 40% and 60%, respectively. This change will:

–	simplify the mix of compensation;

–	increase the equity component of total compensation; and

–	preserve appropriate incentives to meet both short and long-term goals.

•

A TSR performance rating relative to the S&P 500, our direct competitors and our Compensation Survey Group will be used to determine the size of the annual equity awards. This will further align executives with stockholders and longer-term objectives.

•

Existing dollar-based annual equity award guidelines will be expressed as a percentage of base salary. This will enhance internal equity within our company as we operate in so many different countries.

Our Compensation Survey Group

In anticipation of the Distribution, and with the assistance of Hewitt Associates and Towers Perrin, a review was conducted to determine an appropriate Compensation Survey Group for us following the Distribution. The review focused on companies with substantial global sales that compete with us for talent and:

•	are direct competitors; or

•	have similar market capitalization; or

•	are primarily focused on consumer products (excluding high technology and financial services); and

•	are companies for which comparative executive compensation data are readily available.

Using these characteristics as our guide, the Altria Compensation Committee has selected the following 17 companies as our Compensation Survey Group following the Distribution:

Bayer AG, British American Tobacco plc, The Coca-Cola Company, Diageo PLC, GlaxoSmithKline, Heineken NV, Imperial Tobacco Group PLC, Johnson & Johnson, Inc., Kraft Foods Inc., McDonalds Corp., Nestle S.A., Novartis AG, PepsiCo Inc., Pfizer, Inc., Roche AG, Unilever PLC & NV and Vodafone Group PLC.

This survey group is comprised of companies that are based both in the U.S. and in several European countries, reflecting the fact that, while we will be headquartered in the U.S., the core of our businesses, employees and competitors is global in nature. As a result we expect that the data we use to benchmark our programs will better reflect the geographies in which we operate.

Mix of Compensation

We have compared the modified mix of compensation of our named executive officers to those executives with similar roles in our Compensation Survey Group using publicly available market surveys that were provided to us by Hewitt Associates.

As shown in the table below for salary bands B through D, our allocation of total compensation between short-term (base salary and annual incentives) and long-term (equity) is consistent with that of our Compensation Survey Group companies and with our objectives of putting a higher portion of total executive compensation at risk, and increasing the equity component of total compensation.

The Altria Compensation Committee has not set equity targets for salary band A expressed as a percentage of annual base salary; rather the Committee has set an annual target award of 100,000 shares with a maximum award of 200,000 shares based on a cumulative equity award strategy and its assessment of competitive data. As the design mix will vary in line with the stock price at grant date, it is not possible to set a precise mix for band A.

Design Mix of Compensation at Target versus Our Compensation Survey Group (1)

	Base Salary	Annual Incentive Awards	Equity Awards
Salary Band B
PMI	18%	33%	49%
Compensation Survey Group (2)	23%	23%	54%
Salary Band C
PMI	25%	30%	45%
Compensation Survey Group (2)	32%	22%	46%
Salary Band D
PMI	29%	28%	43%
Compensation Survey Group (2)	37%	21%	42%

(1)	Benefits and perquisites are not included in this analysis as they vary by country.

(2)	75th percentile of our Compensation Survey Group as shown in Hewitt Associates Total Compensation Measurement Study.

Elements of Compensation and Benefits

The compensation and benefit programs as modified are designed to deliver total compensation upon attainment of targeted goals at levels between the 50th and the 75th percentiles of compensation paid to executives in our Compensation Survey Group, using both the U.S. and Swiss salary structures. Our actual awards can exceed the 75th percentile when business and individual performance exceed targeted goals.

Compensation outside of the U.S. is largely driven by local practices, including tax and social benefit legislation and is influenced by cultural and economic factors. In addition to our Compensation Survey Group, we use locally available market surveys in each country to supplement our assessment of compensation levels for executives in that country.

Reflecting the changes discussed above, the basic components of compensation and benefits to be provided to our named executive officers will consist of base salary, annual incentive awards, equity awards, retirement benefits and limited perquisites.

Base Salary

When setting base salaries, we will consider several factors including each executive’s individual performance rating, level of responsibility, prior experience, and local market competitive practices. In addition, as appropriate, our Compensation Committee will compare the base salaries of our executive officers to the base salaries paid to executive officers holding comparable positions at other companies in our Compensation Survey Group. Numerical weights will not be assigned to any factor.

Annual Incentives

Each year our Compensation Committee will establish a PMI performance rating to be applied to the annual incentive award ranges shown below. The performance rating will be determined on the basis of an assessment of our financial results and strategic achievements including organizational development, societal alignment, innovation, business development and compliance and integrity. Key performance measures will include volume, market share, revenues, operating companies income, earnings, EPS and cash flow. For 2008, we target an increase in adjusted diluted EPS from continuing operations, at exchange rates prevailing on January 30, 2008, to a range of $3.11 to $3.17, reflecting a growth rate of 12% to 14% from the pro-forma adjusted base of $2.78 per share in 2007. Our Compensation Committee’s assessment will also include a comparison of our performance relative to that of our principal international competitors (British American Tobacco, Japan Tobacco and Imperial Tobacco). Numerical weights will not be assigned to any factor. For exceptional business performance, the PMI performance rating could reach a maximum of 150% of target.

Annual individual incentive ranges for salary bands A through D are stated as a percentage of base annual salary, and for 2008 will be as follows assuming a PMI performance rating of 100:

2008 Annual Incentive Award Ranges (1)

Award Ranges Associated with Individual Ratings (2)
Band	Needs Improvement	Full Performance	Excellent Performance
A	0% – 210%	211% – 360%	361% – 450%
B	0% – 126%	127% – 216%	217% – 270%
C	0% – 84%	85% – 144%	145% – 180%
D	0% – 66%	67% – 114%	115% – 142%

(1)	As the payment of individual awards is within the discretion of our Compensation Committee, there is no guarantee that any amount will be paid.

(2)	Three individual performance ratings will be used to determine awards (Needs Improvement, Full Performance and Excellent) with all ratings eligible for awards. It is anticipated that approximately 65% of eligible participants will receive an individual performance rating of Full Performance, 20% will receive a rating of Excellent and the remaining 15% will have a rating of Needs Improvement. The award ranges and the performance distribution will be considered guidelines for the purposes of establishing award funding pools.

Equity Awards

To further align employees’ interests with those of stockholders and tie equity grants to business performance, our Compensation Committee will also assign a PMI performance rating to the equity award pool resulting in an increase or decrease in the size of the award pool, and consequently the size of equity awards, depending on actual results. The PMI performance rating for equity awards will be primarily driven by Total Stockholder Return relative to our Compensation Survey Group and the S&P 500. Earnings per share measured against our Compensation Survey Group will be considered. Numerical weights will not be assigned to any factor. The PMI performance rating can range between 0 and 150.

Annual individual equity award ranges for salary bands B through D are stated as a percentage of base annual salary, and for 2008 will be as follows, assuming a PMI performance rating of 100:

2008 Annual Equity Award Ranges (1)

Award Ranges Associated with Individual Ratings
Band	Needs Improvement	Full Performance	Excellent Performance
B	0% – 202%	203% – 297%	298% – 351%
C	0% – 135%	136% – 198%	199% – 234%
D	0% – 108%	109% – 159%	160% – 188%

(1)	Annual equity award ranges for salary band A have not been expressed as a percentage of annual base salary; rather, the Altria Compensation Committee has set an annual target award of 100,000 shares with a maximum award of 200,000 shares based on a cumulative equity award strategy and its assessment of competitive data. As the design mix will vary in line with the stock price at grant date, it is not possible to set a precise mix for band A. Individual awards are within the discretion of our Compensation Committee and there is no guarantee that any amount will be granted.

Executive Compensation Decisions In Connection With The Distribution

Base Salaries

On January 30, 2008, the Altria Compensation Committee decreased Mr. Camilleri’s base salary to $1,500,000 effective with the Distribution. The decrease reflects the fact that Mr. Camilleri will lead a smaller company than Altria. Mr. Camilleri’s base salary is below the 50th percentile of our Compensation Survey Group; however, this is consistent with the lower percentage of compensation allocation to base salaries relative to our Compensation Survey Group for bands B through D. See “Mix of Compensation” above.

In addition, the Committee also approved the following increases for our other named executive officers with effect from April 1, 2008:

•	Mr. Calantzopoulos: CHF 1,250,080 to CHF 1,320,000, an increase of 5.6%

•	Mr. Kunz: CHF 942,240 to CHF 1,014,000, an increase of 7.6%, reflecting his promotion to salary band C

•	Mr. Waldemer: CHF 908,570 to CHF 1,032,500, an increase of 13.6%, reflecting his promotion to salary band B

•	Mr. Wall: $1,080,000 to $1,100,000, an increase of 1.9%

These increases took into account Mr. Camilleri’s and Mr. Calantzopoulos’s recommendations, for their respective direct reports, and were part of a merit increase program that applied to all employees.

Retirement Benefits

The Altria Compensation Committee limited Mr. Camilleri’s annual incentive compensation for purposes of his pension determination as described above for the 2007 plan year. For the 2008 plan year and beyond, such limit will no longer be expressed as a formula but will be the lower of his actual incentive compensation award for any given year or $2,887,500; however, in no event will the present value of his pension, calculated as if he had continued to participate in the BEP and the SERP, be less than $36.5 million should he elect to retire as of January 2012.

Performance Incentive Plan and Equity Awards

We have adopted, with the approval of our sole stockholder, the PMI 2008 Performance Incentive Plan, the PMI PIP. The PMI PIP is intended to give us the ability to provide our eligible employees, including each of our named executive officers, with performance-based compensation, including annual cash awards and equity-based long-term performance awards, to promote the further development of our business. As most of our eligible officers will be based outside the U.S., we anticipate that the grants to these officers will be in deferred stock rather than restricted stock and that the awards to such officers will be structured to comply with the relevant applicable tax rules and other laws of their respective jurisdictions. No awards have been granted under this plan to date. From time to time, we anticipate granting equity awards to executives outside the annual award process, such as in the case of a newly hired executive.

The following is a general description of the material features of the PMI PIP:

Eligibility and Limits on Awards. Our salaried employees, who are responsible for or contribute to our management, growth and profitability, are eligible to receive awards under the PMI PIP. These employees include executive officers and other key executive and management employees. We have not determined which of our eligible employees (currently, approximately 1,000) will receive grants under the PMI PIP, and, therefore, the benefits to be allocated to any individual or to any group of employees are not yet determinable. Also, in connection with the Distribution, employees and former employees of Altria, Kraft, and SABMiller plc are eligible to receive awards under the PMI PIP for the purpose of making adjustments to existing equity awards issued by Altria, as required by the Employee Matters Agreement between Altria and us.

The PMI PIP places limits on the maximum amount of awards that may be granted to any employee in any plan year. Under the PMI PIP, no employee may receive awards of stock options and stock appreciation rights of more than three million shares, in total, in any plan year. Additionally, no employee may receive awards of restricted stock, restricted stock units, deferred stock units, and other stock-based awards that are not based on spread values of more than one million shares, in total, in any plan year. The total amount of an employee’s incentive award (whether paid in cash or stock) may not exceed $12,000,000.

Administration. Our Compensation Committee or a subcommittee thereof will administer the PMI PIP. This Committee will select the eligible employees to whom awards will be granted and will set the terms of such awards, including any performance goals applicable to incentive and equity awards. Our Compensation Committee has the authority to permit or require the deferral of payment of awards. Our Compensation Committee may delegate its authority under the PMI PIP to officers of PMI, subject to guidelines prescribed by this Committee, but only with respect to employees who are not subject to Section 16 of the Exchange Act or Section 162(m) of the Internal Revenue Code.

Shares Reserved for Awards. The number of shares of Common Stock reserved and available for awards under the PMI PIP will be 70,000,000 (approximately 3.3% of the shares of Common Stock expected to be outstanding following the Distribution). To the extent any award under the PMI PIP is exercised, cashed out, terminates, expires or is forfeited without payment being made in the form of Common Stock, those shares will again be available for distribution under the PMI PIP, as will shares that are used by an employee to pay withholding taxes or as payment for the exercise price of an award. If a stock appreciation right award or a similar award based on the spread value of common shares is exercised, only the number of shares of Common Stock issued, if any, will be considered delivered for the purpose of determining availability of shares for delivery under the PMI PIP. Unless otherwise determined by our Compensation Committee, stock options may be exercised by payment in cash or tendering Common Stock to us in full or partial payment of the exercise price.

In the event of any transaction or event that affects the Common Stock, including a merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off or issuance of rights or warrants, our Compensation Committee shall make, as it deems reasonable, adjustments or substitutions with respect to the PMI PIP and awards already granted, as well as to take other actions with regard to the PMI PIP in connection with the transaction. Such adjustments or substitutions include, adjustments to the number and kind of securities reserved for issuance under the PMI PIP, the limits on awards described in the PMI PIP, performance goals and performance cycles of any outstanding performance-based awards, and the number and kind of securities subject to outstanding awards and, if applicable, the grant or exercise price or spread value of outstanding awards.

Incentive Awards. Incentive awards may be granted under the PMI PIP. These awards will be earned only if corporate, business unit or individual performance objectives over performance cycles (generally a calendar or fiscal year), established by or under the direction of our Compensation Committee, are met. The performance objectives may vary from participant to participant, group to group and period to period. Awards that are intended to constitute “qualified performance-based compensation” (see discussion below under the heading Federal Income Tax Consequences) will be based on satisfaction of performance objectives for one or more of the following: earnings per share, total stockholder return, operating income, net earnings, adjusted net earnings and cash flow. Awards may be paid in the form of cash, shares of Common Stock or any combination thereof, as determined by our Committee.

Restricted Stock. Shares of restricted Common Stock may also be awarded. The restricted stock will vest and become transferable upon the satisfaction of conditions described in the respective restricted stock award agreement. Restricted stock awards may be forfeited if, for example, the recipient’s employment terminates before the award vests. Except as specified in the restricted stock award agreement, the holder of a restricted stock award will have all the rights of a holder of Common Stock on his or her restricted shares, including the right to receive dividends.

Restricted Stock Units/Deferred Stock Units. Units representing the right to receive Common Stock, cash, or both (as determined by our Compensation Committee) may also be awarded. Restricted stock units and deferred stock units will vest upon the satisfaction of conditions described in the award agreements. Restricted stock units and deferred stock units may be forfeited if, for example, the recipient’s employment terminates before the award vests. Except as specified in a restricted stock unit or deferred stock unit award agreement, the holder of a restricted stock unit or deferred stock unit award will have none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of such units.

Stock Options. The PMI PIP permits the granting to eligible employees of nonqualified stock options, as well as incentive stock options, or ISOs, that qualify for special tax treatment. The exercise price for any stock option will not be less than the fair market value of Common Stock on the date of grant. No stock option may be exercised more than ten years after the date of grant.

Stock Appreciation Rights, or SARs. SARs may also be granted either singly or in combination with stock options. SARs entitle the holder upon exercise to receive an amount in any combination of cash or shares of Common Stock (as determined by our Compensation Committee) equal in value to the excess of the fair market value of the shares over the grant price. The grant price for SARs will not be less than the fair market value of the Common Stock on the date of grant.

Other Stock-Based Awards. The PMI PIP also provides for other awards that are denominated in, valued by reference to, or otherwise based on or related to, Common Stock. The terms of grant, purchase, exercise, exchange or conversion of other stock-based awards will be specified by our Compensation Committee. These awards may include, for example, performance shares that entitle the recipient to receive, upon satisfaction of performance goals or other conditions, a specified number of shares of Common Stock or the cash equivalent thereof. Where the value of such stock-based award is based on the difference between the fair market value of the shares and the exercise price, the grant price for such award will not be less than the fair market value on the date of grant.

Dividend and Dividend Equivalents. Our Compensation Committee may provide for the payment of dividends on shares of Common Stock granted in connection with awards or dividend equivalents with respect to any shares of Common Stock subject to an award that have not actually been issued under the award.

Change in Control Provisions. The PMI PIP provides that, in the event of a “Change in Control” as defined below, all stock options and SARs will become fully vested and immediately exercisable, the restrictions applicable to outstanding restricted stock, restricted stock units, deferred stock units, and other stock-based awards will lapse, and, unless otherwise determined by our Compensation Committee, the value of outstanding stock options, SARs, restricted stock, restricted stock units, deferred stock units, and other stock-based awards will be cashed out on the basis of the value of the consideration for Common Stock paid to other stockholders of the Common Stock in connection with the Change in Control transaction, or, if no consideration is paid, the fair market value of a share of Common Stock immediately prior to a Change in Control, except that for stock options and SARs, such price will be based only on transactions reported for the date on which such stock options or SARs are cashed out. In addition, outstanding incentive awards will be vested and paid out on a prorated basis, based on the target award opportunity of such awards and the number of months elapsed compared with the total number of months in the performance cycle. Our Compensation Committee may also make certain adjustments and substitutions in connection with a Change in Control or similar transactions or events as described under “Shares Reserved for Awards.”

Definition of Change in Control. A Change in Control occurs: (i) upon an acquisition of 20% or more of either our common stock or the voting power of our voting securities, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds; (ii) when members of our Board as of the PMI PIP’s effective date, or thereafter nominated or elected by such members, cease to constitute a majority of our Board; (iii) upon certain reorganizations, mergers, share exchanges and consolidations involving us; or (iv) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

Other Information

The PMI PIP provides that an award may not be transferred except in the event of the employee’s death or unless otherwise required by law or provided in an award agreement. Other terms and conditions of each award will be described in award agreements, which can be amended by our Compensation Committee.

It is presently intended that the PMI PIP constitute an “unfunded” plan for incentive and deferred compensation. The PMI PIP authorizes the creation of trusts and other arrangements to facilitate or ensure payment of our obligations.

Except as otherwise provided by the Board of Directors, no awards will be made under the PMI PIP after January 29, 2013. Any awards granted before January 29, 2013 may extend beyond the expiration date. The Board may amend the PMI PIP at any time, provided that no such amendment will be made without stockholder approval if such approval is required under applicable law, regulation, or stock exchange rule, or if such amendment would: (i) decrease the grant or exercise price of any stock option, SAR or other stock-based award to less than fair market value on the date of grant (except as discussed above under “Shares Reserved for Awards”) or (ii) increase the number of shares of Common Stock that may be distributed under the PMI PIP.

Federal Income Tax Consequences

Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions. Generally, PMI will be entitled to deduct the fair market value of the shares transferred to the employee as a business expense in the year the employee includes the compensation in income.

Restricted Stock Units/Deferred Stock Units. Generally, an employee will not recognize ordinary income until Common Stock, cash, or other property become payable under the restricted stock unit or deferred stock unit, even if the award vests in an earlier year. PMI will generally be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Nonqualified Stock Options. Nonqualified stock options granted under the PMI PIP will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option’s exercise price and the fair market value of the shares on the exercise date. PMI will be entitled to deduct a corresponding amount as a business expense in the year the employee recognizes this income.

Incentive Stock Options. An employee will generally not recognize ordinary income on receipt or exercise of an ISO so long as he or she has been an employee of PMI or its subsidiaries from the date the ISO was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee’s alternative minimum tax in the year of exercise. If the employee holds the shares of Common Stock received on exercise of the ISO for one year after the date of exercise (and for two years from the date of grant of the ISO), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the employee. If the employee exercises an ISO and satisfies these holding period requirements, PMI may not deduct any amount in connection with the ISO.

If an employee exercises an ISO but engages in a “disqualifying disposition” by selling the shares acquired on exercise before the expiration of the one and two-year holding periods described above, the employee generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of disqualifying disposition is less than on the date of exercise, the employee will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, PMI will be entitled to deduct an amount equal to the amount constituting ordinary income to the employee in the year of the disqualifying disposition.

Stock Appreciation Rights. To the extent that the requirements of the Internal Revenue Code are met, there are no immediate tax consequences to an employee when a SAR is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by a SAR, payments made in Common Stock are normally includable in the employee’s gross income for regular income tax purposes. PMI will be entitled to deduct the same amount as a business expense in the same year. The includable amount and corresponding deduction each equal the fair market value of the Common Stock payable on the date of exercise.

Other Stock-Based Awards/Incentive Awards. Any cash payments or the fair market value of any Common Stock or other property an employee receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the employee without substantial limitations or restrictions. Generally, PMI will be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Deductibility of Awards. Section 162(m) of the Internal Revenue Code places a $1,000,000 annual limit on the compensation deductible by PMI paid to certain of its executives. The limit, however, does not apply to “qualified performance-based compensation.” PMI believes that awards of stock options, SARs and certain other “performance-based compensation” awards under the PMI PIP will qualify for the performance-based compensation exception to the deductibility limit.

Deferred Compensation. Any deferrals made under the PMI PIP, including awards granted under the plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Internal Revenue Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. PMI intends to structure any deferrals and awards under the PMI PIP to meet the applicable tax law requirements.

Other Tax Consequences. State tax consequences may in some cases differ from those described above. Awards under the PMI PIP will in some instances be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

Retirement Benefits

In connection with the Distribution, liabilities for benefits under the Altria retirement plans in which our employees participate will be assumed by us, to the extent such benefits are not already our liabilities. The actuarial present values of the accumulated pension benefits of our named executive officers who have participated in these plans as of the end of 2007, as well as information on target payments made in lieu of coverage under nonqualified defined benefits plans, is reported in the Pension Benefits Table. Information concerning nonqualified defined contribution plans is reported in the Non-Qualified Deferred Compensation Table. Information with respect to target payments made in lieu of coverage under nonqualified defined contribution plans is included in the Summary Compensation Table under All Other Compensation.

Following the Distribution, we will offer U.S. defined benefit and defined contribution plans to our U.S. employees. Whether we will continue to make target payments in lieu of coverage under nonqualified plans, as Altria has done in the past, is currently under review. In addition, we expect to continue plans for our non-U.S. employees, generally under the non-U.S. plans currently covering such employees. The assets of Altria’s defined benefit and defined contribution plans that relate to our employees will be transferred to our new plans. These plans are expected to be substantially similar to the Altria plans described below. Transition matters related to employees transferring among various Altria entities in connection with the Distribution are described under the caption “Relationship with Altria—Agreements Between Altria and Us—Employee Matters Agreement.”

Perquisites

We intend to continue to provide limited perquisites. The perquisites provided may vary depending on local custom and the jurisdiction in which the employee is located. For reasons of security and personal safety, we will require our Chief Executive Officer to use corporate aircraft for all travel and will provide him with a driver.

Role of Chief Executive Officer

Our Compensation Committee is expected to review and discuss the recommendations of our Chief Executive Officer with respect to the compensation of executive officers. Nevertheless, our Compensation Committee will make the final compensation decisions with respect to these senior executive officers. Our Chief Executive Officer will not make recommendations or otherwise have any role in the setting of his own compensation and will never attend the Committee meetings when his compensation is discussed.

Stock Ownership Guidelines and Hedging

We expect to adopt stock ownership guidelines for our named executive officers. These guidelines will range from 15 times base salary for the Chief Executive Officer, 9 times base salary for band B executives, 6 times base salary for band C executives and 5 times base salary for band D executives. These multiples represent an increase from the guidelines used by Altria due to the increase in the annual equity guidelines described above. We anticipate that our Compensation Committee will review each executive officer’s compliance with the guidelines on an annual basis.

Policy with respect to Qualifying Compensation for Deductibility

As a result of the elimination of the Long Term Incentive Program and its redistribution to the annual incentive and annual equity programs, the Section 162(m) compensation formulas used to establish the maximum awards payable will be modified. Specifically, the percentage of adjusted net earnings used to establish the annual incentive award pool will be increased from 0.25% to 0.6% and the percentage of adjusted net earnings used to establish the annual equity award pool will increase from 0.5% of adjusted net earnings to 0.75%. The award pool for the Long Term Incentive Program (0.25% of adjusted net earnings) is being eliminated. The remaining guidelines will remain unchanged from Altria’s. The tax deductibility of the compensation of our executive officers who are subject to local laws and regulations will be determined in accordance with such laws and regulations.

Policy Regarding the Adjustment or Recovery of Compensation

We expect to adopt a policy similar to the one adopted by Altria and our Board is expected to designate our Compensation Committee to implement the policy.

Summary Compensation Table

The following table sets forth information concerning the cash and non-cash compensation awarded by Altria to our named executive officers: the Chief Executive Officer, Chief Financial Officer and the persons who we expect will be our three most highly compensated executive officers following the Distribution. These amounts are based on the compensation received by these officers while employed by Altria or other Altria entities (including PMI) for 2006 and 2007, except that pursuant to the executive compensation rules adopted by the SEC, the compensation of the named executive officers (other than Mr. Camilleri and Mr. Wall) is not shown as of December 31, 2006 because we were not a reporting company under the Securities Exchange Act for such year and such compensation information has not been provided in prior filings with the SEC. The amounts shown below do not necessarily reflect the compensation that these individuals will earn in their new capacities as our executive officers.

Name and Principal Position	Year	Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plans		Change in Pension Value (4)	All Other Compen- sation (5)	Total Compen- sation
					Annual Incentive Plan	Long-Term Incentive Plan (3)
		$	$	$	$	$	$	$	$
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	2007 2006	1,750,000 1,750,000	10,226,119 9,291,095	0 0	4,750,000 4,500,000	5,031,250 15,000,000	1,818,775 3,041,262	469,165 409,987	24,045,309 33,992,344

André Calantzopoulos, Chief Operating Officer	2007	1,035,867	2,064,864	0	1,354,810	2,554,150	0	30,026	7,039,717

Jean-Claude Kunz, President EEMA Region & PMI Duty Free	2007	779,230	579,353	0	627,832	722,003	0	26,615	2,735,033

Hermann G. Waldemer, Chief Financial Officer	2007	753,146	920,652	0	782,947	1,160,339	0	23,054	3,640,138

Charles R. Wall, Vice Chairman	2007 2006	1,060,750 1,010,808	2,458,979 2,415,375	446,456 2,232,281	2,100,000 2,000,000	2,484,000 7,400,000	1,332,895 1,862,371	263,260 196,720	10,146,340 17,117,555
(1)	Base salaries earned in Swiss francs are converted to U.S. dollars using the average conversion rate for 2007 of $1.00 = 1.1987 CHF. Annual and long-term incentive awards are converted to U.S. dollars using the exchange rate on December 31, 2007 of $1.00 = 1.1256 CHF. Included in base salary for all three Swiss-based executives is a compulsory, annual, service-based payment (maximum CHF 3,000) and a CHF 1,000 long-service award for Mr. Waldemer.

(2)	The amounts shown in these columns represent the annual expense associated with all unvested restricted stock and stock option awards based on the FAS 123R valuation methodology used in the preparation of Altria audited financial statements, with the exception that the valuation shown in the Summary Compensation Table assumes no forfeitures. See Note 2 “Summary of Significant Accounting Policies—Stock Based Compensation” for a description of this methodology. The number of shares awarded and securities underlying options grants received in 2007 together with their grant date values are disclosed in the Grants of Plan-Based Awards during 2007 table below.

(3)	For 2007, reflects amounts to be paid upon termination, on December 31, 2007, of the 2007-2009 performance cycle of the Altria LTIP as a result of the Distribution. See “2007 Executive Compensation Decisions—Long-Term Performance Incentive Awards” above.

(4)	Reflects the increase in the present value of benefits under defined benefit plans listed in the Pension Benefits table plus the Target Payments, also reported in that table, made in lieu of accruals under nonqualified defined benefit plans for service during the applicable year. As a result of increases in the discount rates used to value the retirement benefits, these increases which appear as $0 in the table above are, in fact, decreases. The decreases in the present value of pensions are as follows: $387,292 for Mr. Calantzopoulos; $76,476 for Mr. Kunz and $142,250 for Mr. Waldemer.

(5)	Details of All Other Compensation for each of the named executives appear on the following page.

All Other Compensation

to Summary Compensation Table

	Year	Camilleri		Calantzopoulos	Kunz	Waldemer	Wall
Target Payments in lieu of Defined Contribution Plan Participation (a)	2007		$228,206	—	—	—		$133,938
	2006		$234,134	—	—	—		$125,052

Allocation to Defined Contribution Plans (b)	2007		$29,500	—	—	—		$29,500
	2006		$29,000	—	—	—		$29,000

Reimbursement for Taxes on Assets Held for Retirement (c)	2007		$64,374	—	—	—		$81,385
	2006		$4,093	—	—	—		$7,457

Personal Use of Company Aircraft (d)	2007		$94,339	—	—	—		—
	2006		$103,521	—	—	—		—

Car Expenses (e)	2007		$22,825	$22,929	$18,968	$21,257		$10,757
	2006		$33,778	—	—	—		$26,013

Financial Counseling Services	2007		$—	$7,097	$7,647	$1,797		$7,680
	2006		$—	—	—	—		$9,198

Security (f)	2007		$29,921	—	—	—		—
	2006		$5,461	—	—	—		—

TOTALS	2007 2006	$ $	469,165 409,987	$30,026 N/A	$26,615 N/A	$23,054 N/A	$ $	263,260 196,720

(a)	The amounts shown are Target Payment amounts paid in early 2008 and 2007 in lieu of continued participation during 2007 and 2006, respectively, in Altria’s supplemental defined contribution plans.

(b)	The amounts shown are for allocations to tax-qualified defined contribution plans.

(c)	The amounts shown are reimbursements during 2006 and 2007 for taxes on a portion of prior year earnings on assets held in trusts of individual officers. These assets and payments offset amounts otherwise payable by Altria or Altria operating subsidiaries, for vested pre-2005 benefits under supplemental retirement plans (which are being assumed by us) and are not intended to increase total promised benefits.

(d)	For reasons of security and personal safety, Altria requires Mr. Camilleri to use company aircraft for all travel. The amounts shown are the incremental cost of personal use of company aircraft to Altria and include the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per hour flown, and other smaller variable costs. Fixed costs that would be incurred in any event to operate company aircraft (e.g., aircraft purchase costs, depreciation, maintenance not related to personal trips, and flight crew salaries) are not included.

(e)	Amounts shown for Mr. Camilleri include the incremental cost of personal use of a driver that Altria provided for reasons of security and personal safety. For Mr. Wall, amounts include the annual cost of providing a leased vehicle and operating expenses, including insurance, maintenance and repairs. With respect to Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer, amounts include the cost, amortized over a 5-year period, of a vehicle, including insurance, maintenance and repairs and taxes. Executives are responsible for their own taxes on the imputed taxable income resulting from personal use of company aircraft and car expenses.

(f)	Includes the costs associated with company-provided home security systems. A new system was installed in Mr. Camilleri’s residence in 2007.

Grants of Plan-Based Awards during 2007

Name and Principal Position	Grant Date	Estimated Possible Payouts Under Non-Equity Annual Incentive Plan (1)			Estimated Possible Payouts Under Non-Equity Long-Term Incentive Plan (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock Awards($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	2007 1/31/2007	0	2,625,000	10,000,000	0	4,375,000	8,000,000	114,470	10,000,099

André Calantzopoulos, Chief Operating Officer	2007	0	999,514	10,000,000	0	2,221,142	8,000,000
	1/31/2007							24,040	2,100,134

Jean-Claude Kunz, President EEMA Region & PMI Duty Free	2007 1/31/2007	0	502,252	10,000,000	0	627,815	8,000,000	7,670	670,051

Hermann Waldemer, Chief Financial Officer	2007	0	645,739	10,000,000	0	1,008,967	8,000,000
	1/31/2007							12,600	1,100,736

Charles R. Wall, Vice Chairman	2007	0	972,000	10,000,000	0	2,484,000	8,000,000
	1/31/2007							25,190	2,200,598

(1)	The numbers in these columns represent the range of potential awards as of the time of the grant. Actual awards payable under these plans for 2007 are found in the Annual Incentive Plan and Long-Term Incentive Plan columns of the Summary Compensation Table. See the above discussion of annual and long-term incentive plan awards generally and annual and long-term incentive awards made for 2007. The 2007-2009 LTIP performance cycle commenced on January 1, 2007 and, as discussed above, concluded on December 31, 2007.

(2)	These Altria deferred stock awards vest on February 12, 2010. Dividend equivalents are payable on a quarterly basis throughout the restriction period. The grant date fair value was determined by using the average of the high and the low trading prices of Altria stock on the grant date (prior to the 2007 spin-off of Kraft). On January 31, 2007, the average of the high and low trading prices of Altria stock was $87.36. The grant date closing market price of Altria stock on that day was $87.39. On January 30, 2008, each of our named executives received Altria deferred stock awards, with a value at such date as follows: Mr. Camilleri, 330,280 shares, $25,352,293; Mr. Calantzopoulos, 27,360 shares, $2,100,154; Mr. Kunz, 8,470 shares, $650,157; Mr. Waldemer, 14,330 shares, $1,099,971; and Mr. Wall, 27,360 shares, $2,100,154. As discussed under the heading “Treatment of Compensation and Benefit Programs Upon Completion of the Distribution.” to adjust for the spin-off of PMI, each holder of deferred stock awarded on January 30, 2008, including the named executive officers, will have this award converted to an award of our deferred stock.

Outstanding Equity Awards (Altria) as of December 31, 2007

	Option Awards			Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock that Have not Vested (#) (1)(2)(3)	Market Value of Shares or Units of Stock that Have not Vested ($) (4)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	171,100 387,500 200,000 253,530 229,410 300,000 300,000	29.809 30.020 16.018 33.303 36.804 39.498 48.782	6/23/2008 6/29/2009 1/26/2010 1/31/2011 6/12/2011 2/27/2012 2/27/2012	1/31/2007 1/25/2006 1/26/2005 1/29/2003 6/23/1998	152,527 135,000 125,000 175,000 61,900	11,527,991 10,203,300 9,447,500 13,226,500 4,678,402
André Calantzopoulos, Chief Operating Officer	11,018 5,169 26,383 20,756	39.172 39.172 43.525 49.810	6/23/2008 6/29/2009 1/31/2011 6/12/2011	1/31/2007 1/25/2006 1/26/2005	32,032 28,300 32,270	2,420,979 2,138,914 2,438,967
Jean-Claude Kunz, President EEMA Region & PMI Duty Free	10,107 11,628 22,862 28,249	38.996 40.163 40.316 44.245	6/29/2009 1/31/2011 1/31/2011 6/12/2011	1/31/2007 1/25/2006 1/26/2005	10,219 7,480 8,470	772,352 565,338 640,163
Hermann G. Waldemer, Chief Financial Officer	3,386 8,903	64.531 64.531	1/31/2011 6/12/2011	1/31/2007 1/25/2006 1/26/2005	16,789 14,830 9,780	1,268,913 1,120,851 739,172
Charles R. Wall, Vice Chairman	131,600 300,000 22,939 19,997 175,663 185,920 151,420	29.809 30.020 16.018 34.181 60.748 33.303 36.804	6/23/2008 6/29/2009 1/26/2010 1/26/2010 1/26/2010 1/31/2011 6/12/2011	1/31/2007 1/25/2006 1/26/2005 6/23/1998	33,564 29,650 35,500 65,800	2,536,767 2,240,947 2,683,090 4,973,164
(1)	These awards vest according to the following schedule:

Grant Date	Vesting Schedule
1/31/07	100% of award vests on 2/12/10.
1/25/06	100% of award vests on 2/11/09.
1/26/05	100% of award vested on 2/4/08.
1/29/03	100% of award vests on 2/3/11.
6/23/98	100% of award vests on 6/23/08.

(2)	Deferred stock awards granted on January 31, 2007 to Altria employees were increased as a result of the spin-off of Kraft to preserve the intrinsic value of the award. Unlike deferred stock awards granted prior to 2007, this award was not split into both Altria and Kraft awards.

(3)	Dividends and dividend equivalents paid in 2007 on outstanding Altria restricted and deferred stock awards for each of our named executive officers were as follows: Mr. Camilleri, $2,028,553; Mr. Calantzopoulos, $289,712; Mr. Kunz, $79,866; Mr. Waldemer, $121,397 and Mr. Wall, $516,392.

(4)	Based on closing market price of Altria on 12/31/07 of $75.58.

Outstanding Equity Awards (Kraft) as of December 31, 2007

(Altria equity awards granted before 2007 were split into Altria and

Kraft equity awards on the 2007 spin-off of Kraft by Altria)

	Option Awards				Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock that Have not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($) (1)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	118,405		14.321	6/23/2008	1/25/2006	93,423	3,048,392
	268,158		14.422	6/29/2009	1/26/2005	86,503	2,822,593
	138,404		7.696	1/26/2010	1/29/2003	121,104	3,951,624
	175,448		16.000	1/31/2011	6/23/1998	42,836	1,397,739
	158,757		17.681	6/12/2011
	207,606		18.976	2/27/2012
	207,606		23.436	2/27/2012
André Calantzopoulos, Chief Operating Officer	7,624		18.819	6/23/2008	1/25/2006	19,584	639,026
	3,577		18.819	6/29/2009	1/26/2005	22,331	728,661
	18,257		20.910	1/31/2011
	4,940	(2)	31.000	6/12/2011
	14,363		23.930	6/12/2011
Jean-Claude Kunz, President EEMA Region & PMI Duty Free	5,970	(2)	31.000	6/12/2011	1/25/2006	5,176	168,893
					1/26/2005	5,861	191,244

Hermann G. Waldemer,	2,343		31.002	1/31/2011	1/25/2006	10,262	334,849
Chief Financial Officer	6,160		31.002	6/12/2011	1/26/2005	6,767	220,807
Charles R. Wall,	91,070		14.321	6/23/2008	1/25/2006	20,518	669,502
Vice Chairman	207,606		14.422	6/29/2009	1/26/2005	24,566	801,589
	15,874		7.696	1/26/2010	6/23/1998	45,535	1,485,807
	13,838		16.421	1/26/2010
	121,562		29.185	1/26/2010
	128,661		16.000	1/31/2011
	26,620	(2)	31.000	6/12/2011
	104,786		17.681	6/12/2011
(1)	Based on Kraft price of $32.63 as of 12/31/07. These awards vest according to the following schedule:

Grant Date	Vesting Schedule
1/25/06	100% of award vests on 2/11/09.
1/26/05	100% of award vested on 2/4/08.
1/29/03	100% of award vests on 2/3/11.
6/23/98	100% of award vests on 6/23/08.

(2)	On February 23, 2007, outstanding Kraft stock options issued by Altria to executives who were employed by Altria, but not Kraft, at the time of the grant were converted to cash settled stock appreciation rights. Otherwise, the terms and conditions, grant price and expiration date remain unchanged.

(3)	Dividends or dividend equivalents paid in 2007 on outstanding Kraft restricted or deferred stock awards for each of our named executive officers were as follows: Mr. Camilleri, $178,810; Mr. Calantzopoulos, $21,796; Mr. Kunz, $5,739; Mr. Waldemer, $8,855 and Mr. Wall, $47,122.

Stock Option Exercises and Stock Vested (Altria) During 2007

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	118,600	4,329,168	163,100	14,225,465

André Calantzopoulos, Chief Operating Officer	7,853	209,867	36,640	3,175,772

Jean-Claude Kunz, President EEMA Region & PMI Duty Free	0	0	9,480	821,679

Hermann G. Waldemer, Chief Financial Officer	74,344	2,881,053	10,020	868,484

Charles R. Wall, Vice Chairman	109,500	3,996,998	37,900	3,284,983

On February 4, 2008, vesting restrictions lapsed for the following restricted and deferred stock awards granted in 2005: Mr. Camilleri, 125,000 shares; Mr. Calantzopoulos, 32,270 shares; Mr. Kunz, 8,470 shares; Mr. Waldemer, 9,780 shares; and Mr. Wall, 35,500 shares.

Stock Option Exercises and Stock Vested (Kraft) During 2007

	Option Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	82,073	1,455,222

André Calantzopoulos, Chief Operating Officer	5,434	73,956
Jean-Claude Kunz, President EEMA Region & PMI Duty Free	50,409	647,962
Hermann G. Waldemer, Chief Financial Officer	32,686	608,892
Charles R. Wall, Vice Chairman	75,776	1,342,684

On February 4, 2008, vesting restrictions lapsed for the following Kraft restricted and deferred stock awards derived from Altria stock awards granted in 2005: Mr. Camilleri, 86,503 shares; Mr. Calantzopoulos, 22,331 shares; Mr. Kunz, 5,861 shares; Mr. Waldemer, 6,767 shares; and Mr. Wall, 24,566 shares.

In addition, in conjunction with the spin-off of Kraft Foods, Inc. on March 30, 2007, cash payments for any resulting fractional stock options, deferred shares or restricted shares were paid to the executives as follows: Mr. Camilleri, $112; Mr. Calantzopoulos, $88; Mr. Kunz, $124; Mr. Waldemer, $112 and Mr. Wall, $147.

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the named executive officers’ full careers with Altria or Altria entities. The increments related to 2007 are reflected in the “Change in Pension Value” column of the Summary Compensation Table above or, in the case of defined contribution plans, in the All Other Compensation footnote. As mentioned previously, after the Distribution, we intend to have in place benefit plans covering U.S. employees that are similar to those of Altria described below under the caption entitled “Plans Maintained by Altria.” These plans are described below in detail under “Plans Maintained by PMI.”

Pension Benefits

Name and Principal Position	Plan Name	Number of Years of Credited Service (1) (#)	Present Value of Accumulated Benefits (2), (3) ($)	Payments During Last Fiscal Year (4)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	Retirement Plan for Salaried Employees	12.50	479,983	—
	Benefit Equalization Plan	9.50	2,208,359	—
	Supplemental Management Employees’ Retirement Plan	26.33	4,085,879	—
	Target Payments	1.00	1,754,659	2,590,080
André Calantzopoulos, Chief Operating Officer	Pension Fund of Philip Morris in Switzerland	26.00	5,114,127	—
	Philip Morris in Switzerland IC Plan	2.92	994,680	—
	Supplemental Pension Plan of Philip Morris in Switzerland	2.00	578,514	—
Jean-Claude Kunz, President EEMA Region & PMI Duty Free	Pension Fund of Philip Morris in Switzerland	30.00	5,086,300	—
	Philip Morris in Switzerland IC Plan	2.92	1,423,151	—
	Supplemental Pension Plan of Philip Morris in Switzerland	2.00	348,179	—
Hermann G. Waldemer, Chief Financial Officer	Pension Fund of Philip Morris in Switzerland	26.00	3,630,851	—
	Philip Morris in Switzerland IC Plan	2.92	447,601	—
	Supplemental Pension Plan of Philip Morris in Switzerland	2.00	280,676	—
Charles R. Wall, Vice Chairman	Retirement Plan for Salaried Employees	17.58	671,799	—
	Benefit Equalization Plan	14.58	4,340,949	—
	Target Payments	1.00	1,525,496	1,439,102

(1)	At December 31, 2007, each named executive officer’s total years of service with Altria or its operating subsidiaries were as follows: Mr. Camilleri, 29.33 years, Mr. Calantzopoulos, 22.92 years, Mr. Kunz, 24.83 years, Mr. Waldemer, 20.75 years and Mr. Wall, 17.58 years. Years shown in this column are only those taken into account for benefit accrual purposes under the named plan. Additional years may count for purposes of vesting or early retirement eligibility. Differences between each named executive’s total service and the credited service shown for each plan result from prior transfers between entities sponsoring the various plans or from individual agreements under the Supplemental Management Employees’ Retirement Plan, or Altria SERP, described below, except in the case of Altria Target Payments. Because the Target Payments are year to year payments in lieu of continued accrual of benefits under the Altria Benefit Equalization Plan, or Altria BEP, and Altria SERP for service after 2004, the relevant credited service equals one year. In the case of Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer, an additional difference of 3.08, 5.17 and 9.83 years, respectively, results from the executive’s exercise of a feature of the Pension Fund of Philip Morris in Switzerland that allows employees to purchase additional service credit with additional amounts contributed by the employee from his or her own funds.

(2)	The amounts shown in this column for Mr. Camilleri and Mr. Wall are based on a single life annuity commencing at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement and otherwise use the same assumptions applied for year-end 2007 financial disclosure under Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” except that the amount shown for Target Payments is the amount actually paid in early 2008 in lieu of 2007 defined benefit accruals under the Altria BEP and the Altria SERP. See Note 11 to our consolidated financial statements for a description of this methodology. As a result of payments made to trusts established by certain employees, including our named executive officers, Altria liabilities or those of its operating subsidiaries (including PMI) under the Altria BEP or the Altria SERP will be less than shown in the table. The amounts shown in the column for Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer are based on a joint and survivor 60% annuity commencing at age 62, the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement and are based on the following actuarial assumptions: discount rate 3.75%; mortality table LPP 2000 with load of 2.1% and interest rate on account balances of 4%.

(3)	In addition to the benefits reflected in this column, Altria and its U.S.-based subsidiaries (including PMI) generally provide a survivor income benefit allowance (SIB allowance) to the surviving spouse and children of an employee who dies while covered by Altria’s Retirement Plan for Salaried Employees. None of the eligible named executive officers is currently married, but SIB allowances could become payable to their children. SIB allowances to children, if there is no surviving spouse, equal ten percent of the base salary of the deceased employee (maximum of 30% of base salary), become payable monthly beginning four years after the employee’s death, and continue until the child reaches age 25 as a full-time student (age 19 if not).

(4)	The amounts shown in this column represent Target Payments made in early 2007 in lieu of 2006 defined benefit accruals under the Altria BEP and the Altria SERP.

Plans Maintained by Altria

Pensions for U.S.-based employees of Altria and its operating subsidiaries (including PMI) have been payable from a funded tax-qualified pension plan and, to the extent that tax law limitations do not allow paying the full pension under the tax-qualified plan, the balance has been payable under Altria’s supplemental pension plans. Most of the pension benefits promised by Altria to our U.S.-based named executive officers have been provided under the supplemental pension plans. Contributions to the tax-qualified deferred profit-sharing plan are also limited by tax rules, with any amount above the limits being credited under the supplemental deferred profit-sharing plan. However, accruals and allocations under these supplemental plans ceased at the end of 2004 for a number of employees, including Mr. Camilleri and Mr. Wall, and were replaced by the Target Payments described under the caption “Target Payments” below.

With respect to the supplemental retirement plan benefits earned for service before 2005, Altria has since 1996 paid amounts to individual trusts established by a number of employees or to employees themselves that serve to offset the benefits payable under the plans. These pre-2005 benefits promised by Altria to employees no longer participating in the supplemental plans have remained in place and, with respect to our covered employees, will become our obligations. Additional payments with respect to those benefits may continue to be made by us.

Altria Retirement Plan for Salaried Employees

The tax-qualified Altria Retirement Plan for Salaried Employees, or the Altria Retirement Plan, is a non-contributory plan maintained for the benefit of certain employees of Altria and its operating subsidiaries (including PMI). Subject to tax rule limits noted in the discussion of the Altria Benefit Equalization Plan, or Altria BEP, below, compensation taken into account consists of the amount shown as annual salary and annual incentive in the Summary Compensation Table. However, the compensation taken into account for employees in salary bands A and B under all of the arrangements described in this discussion of “Plans Maintained by Altria” have been limited to annual salary and the lesser of their actual or their target annual incentive payable, assuming a business unit rating of 100 and a personal rating of “Exceeds,” with respect to service in 2006 and later years. This change does not apply to individuals who attain age 55 by December 31, 2006. The only named executive officer currently affected is Mr. Camilleri.

The pension formula generally applicable to calculate benefits for salaried employees provides for lifetime benefits following termination of employment equal to 1.75% of the employee’s highest average annual compensation (annual salary plus annual incentive) during a period of five consecutive years (minus 0.30% of such compensation up to the applicable Social Security covered compensation amount) times years of credited service (up to a maximum of 35). Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches age 65. This amount is expressed as a single life annuity payable commencing at normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the employee’s death or for commencement of payments before attaining normal retirement age.

Employees who terminate employment before age 55 with vested benefits may commence payment of their accrued pensions after attaining age 55. For such employees, commencing payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 55 or older, the reduction for early commencement is 6% for each year by which commencement precedes age 60. Thus, for example, the annual benefit a vested employee could immediately begin receiving at age 55 increases from 40% to 70% of the annuity payable at normal retirement age if the employee continues to work until age 55 before retiring.

If an employee has 30 years of service and is age 55 or older, or is 60 or older with five years of service, the annuity immediately payable on early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for such an early retirement benefit is a substantial increase in the present value of the pension. Mr. Wall is currently eligible for early retirement.

Following the Distribution, all of the current participants in Altria pension plans, both qualified plans and the non-qualified plans described below, will continue to receive credit under our plans for their prior years of service with Altria and its subsidiaries.

Altria Benefit Equalization Plan

Tax laws applicable to the funded tax-qualified Altria Retirement Plan limit the five-year average annual compensation that can be taken into account under the tax-qualified plan. As a result of these or certain other tax requirements, only a portion of the benefits calculated under the pension formula described above can be paid to the named executive officers and a number of other employees from the Altria Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, Mr. Camilleri and Mr. Wall accrued supplemental benefits with respect to accredited service in years before 2005 under the Altria BEP. Generally, the benefits accrued under the nonqualified Altria BEP equal the difference between the pension benefits determined under the Altria Retirement Plan provisions described above, disregarding the tax law limits, and those that actually can be provided from the Retirement Plan after taking those limits into account.

Altria Supplemental Management Employees’ Retirement Plan

Altria Supplemental Management Employees’ Retirement Plan, or Altria SERP, provides a framework for certain other retirement benefits that cannot be paid under the Retirement Plan because of tax limitations and that do not fit within the design of the Altria BEP. The benefits provided under the Altria SERP to any individual employee are determined in accordance with the provisions of an agreement between the individual and Altria.

Mr. Camilleri was designated a participant in the Altria SERP in 1996 pursuant to which he was provided a SERP benefit equal to the additional pension benefit he would receive under the Altria Retirement Plan and the Altria BEP if his benefits under those plans were calculated taking into account all of his service with Altria and its subsidiaries (including PMI), including his service while covered by our plans in Switzerland (16 years and 5 months) and additional service (5 months) under Kraft pension plans. This Altria SERP benefit is offset by any other employer-provided pension benefits. Mr. Camilleri entered into an agreement in 2001 waiving any entitlement to benefits under our Swiss plan leaving only his Kraft pension plan benefits as an offset. His Altria SERP limits the service that can be taken into account in calculating his benefits under the Altria SERP so that such service, when combined with his other years of service with Altria and its affiliates, cannot exceed 35 years, and ensure that on termination of employment at or after age 55 he will be able to elect between actuarially equivalent benefit forms providing survivor benefits to his former spouse under either 50% or 100% joint and survivor options. See “Executive Compensation Decisions in Connection with the Distribution—Retirement Benefits” for a discussion of limitations of Mr. Camilleri’s pension benefits.

As noted previously, Altria or its operating subsidiaries (including PMI) have since 1996 made funding payments to individual trusts established by a number of employees or directly to the employees themselves. These amounts offset benefits otherwise payable at the employee’s retirement for pre-2005 vested benefits promised under both the pension and deferred profit sharing portions of the Altria BEP and the Altria SERP and have not been intended to increase total promised benefits. During 2007, there were no deposits into the trusts established by the named executive officers with respect to pre-2005 benefits under the Altria BEP or the Altria SERP.

On completion of the Distribution, Altria’s current obligations with respect to our employees under the BEP and SERP will become our obligations.

Target Payments

Beginning with 2005, arrangements were implemented by Altria to ensure compliance with tax legislation enacted at that time. Under the arrangements, most Altria employees (including Mr. Camilleri and Mr. Wall) who are eligible for the individual trust payments noted above have not accrued additional benefits under the Altria BEP or the Altria SERP. Instead, they received current payments calculated to approximate (after paying taxes on the payments) the after-tax value of the additional benefits they would have earned had they remained covered by these plans. These “Target Payments” have been made annually shortly after the close of each calendar year during which employment continues, subject to Altria’s right to discontinue the payments. Like the payments made for pre-2005 plan benefits, these payments have been made to individual trusts established by the employees, including Mr. Camilleri and Mr. Wall or to the employees themselves. They are not intended to represent an increase from the benefits previously promised to employees. Instead, the annual Target Payments are intended to provide amounts that employees can save for retirement and that have a value approximating the additional supplemental retirement plan accruals they will no longer receive.

These payments have completely replaced post-2004 coverage under the supplemental retirement plans for the employees who received them. The amounts of the new payments vary from year to year depending on an employee’s age, salary changes, interest rates, whether the employee would have become eligible for early retirement benefits had he or she continued to be covered by the supplemental retirement plans, and other factors, just as the value of continued plan coverage would have varied from year to year based on such factors. For example, assuming continued employment, a substantial one-year increase in his Target Payment will occur for Mr. Camilleri when he attains age 55 in 2010. Had he continued to participate in the BEP and the SERP (which generally mirror the early retirement provisions of the tax-qualified Retirement Plan), he would have become entitled to commence early retirement benefits in 2010, with a corresponding large increase in the present value of his BEP and SERP benefits. Because he will have more than 30 years of service when he attains age 55, his annual early retirement benefit would have been equal to 100% of his annual age 65 benefit. In contrast, before attaining age 55 with 30 years of service, his annual benefit on termination of employment would have been 40% of his annual age 65 benefit. The increase that would otherwise have occurred under the BEP and the SERP would be reflected in the defined benefit portion of his Target Payment in that year. Though the unpredictability of interest and annuity purchase rates, future salary and annual incentive payments and other factors makes it impossible to determine at this time the amount of Mr. Camilleri’s Target Payment in lieu of defined benefit BEP and SERP accruals for 2010, estimates based on assuming continuation of his salary (adjusted as of the Distribution) and target annual incentive taking into account the limits placed on recognition of annual incentive compensation and that other relevant factors also remain constant suggest that his Target Payment for 2010 would be approximately $30 million dollars, assuming the Target Payment program remains in effect.

Since the payments fully replace post-2004 coverage under the supplemental retirement plans, they also render the annual value earned by employees more transparent than under the previous arrangement. The portion of the Target Payment that replaced participation in the defined benefit portion of the Altria BEP and the Altria SERP for 2007, which was paid in early 2008, is reported under the “Present Value of Accumulated Benefits” column in the table above. The Target Payment amounts shown in the column headed “Payments During Last Fiscal Year” is the amount paid in early 2007 in lieu of such participation for 2006. Target Payments that replace participation in the deferred profit sharing plan portion of the Altria BEP are reported under “All Other Compensation” in the Summary Compensation Table, and are shown above.

The material assumptions used in determining the benefits that our named executive officers receiving Target Payments would have accrued for service at Altria during 2007 under the defined benefit portions of the Altria BEP and Altria SERP if they had remained participants in those plans (and thus the Target Payments that replace such benefits and are reported in the table) were as follows:

•	for determining lump sum values, a discount rate of 4.3692% and mortality based on the 1994 Group Annuity Reserving table;

•	a cost for providing annuity benefits based on the average of contract rates proposed by four insurance companies;

•	retirement at the later of early retirement eligibility or current age;

•	five-year average annual compensation taking into account 2007 salary and annual incentive paid in 2007; and

•	income taxes at the highest applicable rates on benefits they otherwise would have received, on the Target Payments and on earnings on the individual trust investments made with such Target Payments.

The Target Payment amounts have also been adjusted to reflect any needed corrections in estimated data previously used and experience deviations from assumptions previously employed to help ensure that the Target Payments closely approximated the value of the Altria BEP and Altria SERP benefits foregone.

We are currently considering whether to discontinue providing Target Payments to eligible executives.

Plans Maintained by PMI

Retirement Plans for U.S.-Based Employees

Effective January 1, 2008, we established the following plans for U.S.-based employees: PMI Retirement Plan for Salaried Employees and PMI Benefit Equalization Plan. The PMI Supplemental Management Employees’ Retirement Plan will become effective on the Distribution. All U.S.-based employees will participate in these plans including Mr. Camilleri and Mr. Wall and all liabilities for these plans currently held by Altria and associated with our employees will be transferred to these plans. The provisions of these new plans are identical to the Altria plans of the same names, however, due to the changes in our Annual Incentive program, Mr. Camilleri’s limit on pensionable compensation will be changed to the lower of his actual incentive compensation award for any given year, or $2,887,500 with effect from January 1, 2008. Nevertheless, in no event will the present value of his pension be less than $36.5 million should he elect to retire as of January 2012. In addition, we are currently considering whether to discontinue providing target payments to eligible executives.

Retirement Plans for Swiss-Based Employees

Pensions for our Swiss-based employees are payable from a funded defined benefit pension plan and defined contribution incentive compensation (IC) plan qualifying for favorable treatment under Swiss law. To the extent that Swiss tax or other limitations do not allow paying the full pension under the qualified plans, the balance is payable under a supplemental pension plan.

Pension Fund of Philip Morris in Switzerland

Almost all Swiss-based employees over 25 years of age are covered by the Pension Fund of Philip Morris in Switzerland, a broad-based contributory funded plan providing defined benefit retirement, disability and death benefits up to limits prescribed under Swiss law. Retirement benefits are expressed as an annuity at normal retirement age equal to 1.8% of the participant’s five-year average pensionable salary (base salary minus 2/9 of such compensation up to the social security limits (17,640 CHF in 2007)) multiplied by years of credited service (to a maximum of 41). Employees contribute 6% of their pensionable salary to the Fund. Subject to certain conditions, participants may elect to receive pension benefits entirely or partially in a lump sum. For determining lump sum values, a discount rate of 4% and the LPP 2000 mortality table is used. The LPP mortality table is a commonly used mortality table in Switzerland. For an employee who completes 30 years of service and retires at age 62, this translates into payments equivalent to a pension of 54% of five years annual average pensionable salary. For an employee with the maximum credited service of 40 years at age 65, this “replacement ratio” is approximately 72% of average salary. Participants may retire and commence benefits as early as age 58; however, for each year of retirement before age 62, the 1.8% multiplier used to calculate the amount of the retirement pension is reduced (at age 58 the multiplier is 1.56%).

Swiss law permits participants in a pension plan to make additional voluntary contributions to the pension plan to compensate for missing years of credited service, provided that no service can be credited prior to the plan’s minimum age (age 25, in this case). Participants may also make additional voluntary contributions to the pension plan to increase the early retirement multiplier in the case of early retirement up to the maximum multiplier of 1.8% applied to years of service or to purchase future years of service not to exceed service until age 65. These employee contributions are not matched by us and are credited with interest at 70% of the rate earned by the plan. Upon retirement, the account balance is converted using the plan’s lump sum factors as described above to determine the additional benefits that it will provide. Such contributions are fully tax deductible in Switzerland by the employee at the time of contribution.

If an employee terminates employment with us before age 58, the lump sum value of the pension calculated using the lump sum factors is transferred to either a new pension fund or to a blocked bank account until early retirement age is reached. An employee who is age 50 or over upon termination of employment can elect under certain conditions to remain in the plan as an external member. In this case neither the employee nor the employer can contribute any further funds. At any time between the age of 58 and 65 the former employee can then elect to take retirement in the form of a pension, a lump sum or a mix of both.

Philip Morris in Switzerland IC Plan

Swiss-based employees eligible to participate in the Annual Incentive program described above are also eligible to participate in the Philip Morris in Switzerland IC Plan, a funded plan which, for the named executive officers, provides for participant contributions of up to 1.5% of pensionable salary (as defined above), subject to maximum tax law limits, and an equal matching contribution from the employer. As with the pension plan, participants may make additional voluntary contributions subject to certain terms and conditions. Benefits ultimately received depend on interest rates set by the Pension Board of the plan (which consists of members appointed by the employer and an equal number selected by participants in the plan) and are payable in a lump sum or as an annuity. The plan guarantees that there is no loss of principal on either the employee contributions or the company match. In 2007, the plan earned 3.9% and credited 2.7% on plan balances.

If an employee terminates employment with us before age 58, the employee’s account value (employer and employee) is transferred to either a new pension fund or to a blocked bank account until early retirement age is reached. An employee who is age 50 or over upon termination of employment can elect under certain conditions to remain in the plan as an external member. In this case neither the employee nor the employer can contribute any further funds to the plan although interest does accrue on the account balance. At any time between the age of 58 and 65 the former employee can then elect to take retirement in the form of a lump sum payment or as an annuity.

Supplemental Pension Plan of Philip Morris in Switzerland

For some Swiss-based employees, including Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer, the laws and regulations applicable to the Pension Fund of Philip Morris in Switzerland and the Philip Morris in Switzerland IC Plan limit the benefits that can be provided under those plans. For these employees, we maintain a Supplemental Pension Plan under which an amount is calculated and deposited annually in a group trust to make up for the difference between the full pension an employee would have received if these plans were not subject to such limitations. However, these elements do not serve to increase the amount that an individual would have received absent such limits.

In the event of termination of employment from the company, the provisions of the Pension Fund of Philip Morris in Switzerland and the Philip Morris in Switzerland IC Plan apply. As the Supplemental Plan is not a tax-qualified plan, the benefits from this plan, when paid, will be grossed-up for taxes.

In determining the amount of the annual deposit, the assumptions used are the same as those listed above for the Pension Fund of Philip Morris in Switzerland.

Non-Qualified Deferred Compensation

Name and Principal Position	Plan Name	Executive Contributions in 2007 ($)	Registrant Contributions in 2007 ($)	Aggregate Earnings in 2007 ($) (1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2007 ($) (2)
Louis C. Camilleri, Chairman of the Board and Chief Executive Officer	Deferred Profit Sharing Benefit Equalization Plan	0	0	73,282	0	1,569,985

Charles R. Wall, Vice Chairman	Deferred Profit Sharing Benefit Equalization Plan	0	0	53,189	0	1,139,517
(1)	The amounts in this column consist of amounts credited as earnings for 2007 on account balances attributable to pre-2005 participation under the defined contribution portion of the Altria BEP. These amounts do not constitute above-market earnings and, accordingly, are not included in amounts reported in the Summary Compensation Table above.

(2)	The aggregate balances shown include allocations reported in the Altria Summary Compensation Table for previous years in the following amounts: for Mr. Camilleri $1,136,324; and for Mr. Wall $489,714. Additional allocations in years when Mr. Wall was not a named executive officer included in the Summary Compensation Table, were $301,026. As a result of payments made to trusts established by the named executive officers, as described previously in the discussion of the Altria SERP, Altria’s liabilities or those of its subsidiaries (including PMI), are less than the amounts shown in the table.

Mr. Calantzopoulos, Mr. Kunz and Mr. Waldemer do not participate in the Altria Deferred Profit Sharing Benefit Equalization Plan.

Altria Deferred Profit Sharing and Benefit Equalization Plans

The Altria BEP also provides benefits that supplement those that are provided under the tax-qualified Altria Deferred Profit Sharing Plan for Salaried Employees maintained by Altria, or Altria DPS. Under the Altria DPS, Altria has made a contribution on behalf of each participant for each year. The contribution is determined by a formula relating to Altria profits (but is capped at 15 percent of Altria DPS participants’ aggregate compensation), which has generally resulted in the contribution for any participant (subject to the tax law limit described below) equaling 15% of the participant’s compensation for the year. For purposes of the Altria DPS, compensation is defined as the amount reported as annual salary in the Summary Compensation Table.

As is the case with the Altria Retirement Plan, applicable tax laws limit the amount of compensation ($225,000 for 2007) that can be taken into account under the Altria DPS for any year and impose other limits on the amounts that can be allocated to individuals. A participant whose salary was more than that amount or who was otherwise affected by tax law limits has a contractual promise from Altria to be paid an amount generally equal to the additional benefits the participant would have received under the Altria DPS but for the application of the tax law limits. To record that promise, bookkeeping accounts have been maintained under the Altria BEP for each participant. For each year, an amount is credited to the account maintained for the participant equal to the difference between the amount that otherwise would have been contributed to the Altria DPS on the participant’s behalf for the year and the amount that was actually contributed. Mr. Camilleri and Mr. Wall were credited with such allocations for their service in years before 2005. A further notional allocation is made annually to reflect what the amount credited to the participant’s account under the Altria BEP would have earned if that account were invested in a specified investment fund maintained under the Altria DPS. The Altria DPS fund used as an earnings measure under this portion of the Altria BEP was invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2007, produced earnings at a rate of approximately 4.9%. Participants typically receive their benefits upon termination of employment in a lump sum or, if elected in advance, as a deferred lump sum payment or in installments over up to a number of years not to exceed their life expectancy.

As described above, in prior years, Altria and its operating subsidiaries made funding payments to individual trusts established by a number of employees or directly to the employees themselves. These amounts reduce benefits otherwise payable at retirement for vested benefits promised under the Altria BEP and are not intended to increase total promised benefits. For service after 2004, allocations (other than allocations of earnings on amounts previously credited) under this portion of the Altria BEP ceased for most employees who were eligible for these payments. Instead, these employees, including Mr. Camilleri and Mr. Wall received payments described under the “Target Payments” heading above. The promised benefits earned for service before 2005 remained in place, however, and additional payments with respect to these pre-2005 benefits may continue to be made by Altria. No such payments were made during 2007.

Our Deferred Profit Sharing and Benefit Equalization Plans

A PMI Benefit Equalization Plan, or PMI BEP, was established effective January 1, 2008 to provide benefits that supplement those provided under the tax-qualified PMI Deferred Profit Sharing Plan, or PMI DPS, which was also established effective January 1, 2008. The PMI BEP and the PMI DPS are identical to the Altria plans of the same name and any notional balances applicable for U.S.-based employees will be transferred to the PMI BEP and PMI DPS including those of Mr. Camilleri and Mr. Wall.

Employment Contracts, Termination of Employment and Change of Control Arrangements

Prior to the Distribution, Altria did not have change of control agreements with any of our executive officers. Under the terms of Altria stockholder approved equity and incentive compensation plans that apply to all participants in those plans, however, a change of control of Altria Group, Inc. would have the following consequences:

•	any options or stock appreciation rights would become vested and exercisable;

•	the restrictions on outstanding restricted stock or deferred stock would lapse;

•	unless otherwise determined by the Altria Compensation Committee, awards of the types described in the above two bullets would be cashed out at the change in control price;

•	fully earned but unpaid incentive awards would become payable; and

•

annual and long term incentive awards for performance cycles not yet completed as of the change of control date would become payable based on a proration (the number of full or partial completed months divided by the total number of months in the performance cycle) of the maximum award opportunity for the cycle.

The definition of a change in control for this purpose is defined in the PMI PIP and summarized above. The Distribution will not trigger any payouts under the arrangements currently in place. Our equity and incentive compensation plans will continue to contain the same provisions as those governing the Altria plans, except that the payments for incentive awards for incomplete cycles will be based on proration of the target, rather than the maximum award opportunity.

The amounts that would have become payable on a change of control of Altria, calculated as if a change of control occurred on December 31, 2007, are as follows:

	Unvested Restricted Stock (1)	Completed 2007 Annual Incentive Cycle (2)	2007-2009 Long-Term Incentive Cycle (3)	Total
Camilleri	$60,304,041	$8,000,000	$8,000,000	$76,304,041
Calantzopoulos	$8,366,547	$4,000,000	$4,000,000	$16,366,547
Kunz	$2,337,990	$4,000,000	$4,000,000	$10,337,990
Waldemer	$3,684,592	$4,000,000	$4,000,000	$11,684,592
Wall	$15,390,866	$4,000,000	$4,000,000	$23,390,866

(1)	Assumes the change of control price is equal to the closing market price of Altria on December 31, 2007 of $75.58 and Kraft of $32.63.

(2)	Assumes maximum award payable under the Altria Annual Incentive Award program in accordance with the Section 162(m) formula described above.

(3)	Assumes maximum award payable under the Altria Long-Term Incentive Plan in accordance with the Section 162(m) formula described above.

The amounts that would have become payable on a change of control of Altria, calculated as if a change of control occurred on December 31, 2007, with payments made based on the terms of the PMI PIP, and our compensation programs were in place, are as follows:

	Unvested Restricted Stock (1)	Completed 2007 Annual Incentive Cycle (2)	Total
Camilleri	$60,304,041	$4,550,000	$64,854,041
Calantzopoulos	$8,366,547	$1,999,028	$10,365,575
Kunz	$2,337,990	$1,004,503	$3,342,493
Waldemer	$3,684,592	$1,452,912	$5,137,504
Wall	$15,390,866	$1,944,000	$17,334,866

(1)	Assumes the change of control price is equal to the closing market price of Altria on December 31, 2007 of $75.58 and Kraft of $32.63.

(2)	Assumes target award payable under our Annual Incentive Award program.

Benefits payable under Altria retirement plans and the non-qualified deferred compensation plan are discussed above. None of those plans nor any other related agreements provide Altria’s executive officers, including our named executive officers, with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that in the event of a change in control ensure vesting and continuation of profit-sharing contributions for the year of a change in control and the following two years. Mr. Camilleri and Mr. Wall are already fully vested. Similarly, no special provisions apply to named executive officers with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control. These policies will remain the same under our retirement, non-qualified deferred compensation and other benefit plans.

Involuntary Separation Without Cause

In the event of involuntary separation without cause, Altria’s salaried employees, including all of our named executive officers, are eligible to receive severance. The amount of severance paid varies based on a number of factors including the circumstances of the termination and the number of years of service provided to us by the executive. Salaried employees of Altria, including our named executive officers are entitled to severance equal to 12 months of base salary. Any amounts in excess of that, including cash in lieu of restricted stock or pro-rated incentive plan payments, are paid pursuant to a non-compete/non-solicitation agreement or general release of claims. Periods for which employees are entitled to regular severance payments and, in some circumstances additional severance periods agreed to in connection with non-compete/non-solicitation or general release agreements, may be counted toward vesting and eligibility for early retirement under our pension plans and for purposes of our post-retirement medical plans. We will adopt the same practices for our severance policy.

In addition, for named executive officers employed in jurisdictions outside of the U.S., the laws of those jurisdictions may require us to provide severance pay and/or benefits upon an involuntary separation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the Spin-off, we will have a continuing relationship with Altria as a result of the agreements between us in connection with the Spin-off. For more information, see captions entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions,” “Relationship with Altria,” and Note 3 to our consolidated financial statements.

As described in “Management—Directors and Executive Officers,” Mr. Carlos Slim Helú will be our director as of the Distribution Date. Mr. Slim currently serves as Chairman Emeritus of Grupo Carso, S.A. de C.V. As described in “Management Discussion and Analysis of Financial Condition and Results of Operations,” in November 2007, we acquired a 30% stake in our Mexican tobacco business from Grupo Carso for $1.1 billion, which increased our ownership interest to 80%. After the transaction was completed, Grupo Carso retained a 20% stake in the business. We also entered into an agreement with Grupo Carso which provides the basis for us to potentially acquire, or Grupo Carso to potentially sell to us, Grupo Carso’s remaining 20% in the future.

Related Person Transactions and Code of Conduct

Policies and Procedures

We expect that our Board will adopt a policy, which will be made available on our website, that will require our executive officers, directors and nominees for director to promptly notify our Corporate Secretary in writing of any transaction in which:

•	the amount exceeds $120,000;

•	PMI is, was or is proposed to be a participant; and

•	such person or such person’s immediate family members or Related Persons, has, had or may have a direct or indirect material interest or a Related Person Transaction.

Subject to certain exceptions to be delineated in the policy, Related Person Transactions will be required to be brought to the attention of our Nominating and Corporate Governance Committee or any other committee designated by our Board of Directors that consists solely of independent directors for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve or ratify the Related Person Transaction, the Committee would be required to consider all relevant facts and circumstances, including the materiality of the Related Person’s direct or indirect interest in the Related Person Transaction, the materiality of the Related Person Transaction to us, the impact of the Related Person Transaction on the Related Person, the impact of the Related Person Transaction on the Related Person’s independence and the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction. If the designated committee determines that the Related Person has a direct or indirect material interest in any such transaction, the committee will be required to review and approve, ratify or disapprove the Related Person Transaction.

In addition to this policy, our Code of Business Conduct and Ethics for Directors, or Director Code, and Code of Conduct for Compliance and Integrity, or Code of Conduct – both of which will be available on our website – will have specific provisions addressing actual and potential conflicts of interest. The Director Code will specify that our directors have an obligation to act in the best interest of our company. The Director Code will also provide that all directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of our company. The Director Code will define conflict of interest to include any instance in which:

•	a person’s private interest interferes in any way, or even appears to interfere, with the interest of our company, including its subsidiaries and affiliates;

•	a director or a director’s family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively; and

•	a director (or his or her family member) receives improper personal benefits as a result of the director’s position at our company.

Similarly, the Code of Conduct will require all officers and employees of PMI to avoid situations where the officer’s or employee’s personal, financial or political activities have the potential of interfering with his or her loyalty and objectivity to the company. The Code of Conduct will list specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

RELATIONSHIP WITH ALTRIA

Historical Relationship with Altria

We have been a wholly owned subsidiary of Altria since our creation in 1987. As a result, in the ordinary course of our business, we have received various services provided by a management services subsidiary of Altria including accounting, treasury, tax, legal, public affairs, human resources, procurement and other services. Our historical financial statements include allocations by Altria of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Altria consider to be reasonable reflections of the use of these services.

Altria’s Distribution of Our Stock

Altria will be our sole stockholder until completion of the Distribution. In connection with the Distribution, Altria is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax free to Altria and its U.S. stockholders. The distribution will be subject to a number of conditions, some of which are more fully described above under the caption “The Distribution – Distribution Conditions and Termination.”

Agreements Between Altria and Us

This section describes the material provisions of agreements to be entered into between Altria and us. The description of the agreements is not complete and is qualified by reference to the terms of the agreements, the forms of which have been filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part. We encourage you to read the full text of these agreements. We have entered or will enter into these agreements with Altria prior to the completion of the Distribution in the context of our relationship as a wholly owned subsidiary of Altria. We believe the prices and other terms of these agreements are as favorable to us as those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Distribution Agreement.  The distribution agreement contains the key provisions relating to the Distribution. We entered into this agreement with Altria on January 30, 2008. The distribution agreement contains provisions regarding the release of intercompany claims and liabilities, except liabilities specifically provided for in the distribution agreement or the ancillary agreements described below, intercompany account liabilities, and liabilities that, if released, would release third parties. Altria is required to indemnify us for any liabilities relating to Altria and its subsidiaries and their business and operations. We are required to indemnify Altria for any liabilities relating to us or our subsidiaries and our businesses and operations.

Liabilities concerning tobacco products sold by us or PM USA will be allocated based in substantial part on the manufacturer, whereby we will indemnify Altria and PM USA for liabilities related to tobacco products manufactured by us or by PM USA under our manufacturing agreement with PM USA and PM USA will indemnify us for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products manufactured by PM USA under our manufacturing agreement with PM USA.

In the event of a dispute between Altria and us under the distribution agreement, we have agreed to submit the dispute first, to negotiation between our senior executives, second, to mediation, and third, to binding arbitration. If we or one of our affiliates and Altria or one of its affiliates are both defendants in an action, we have agreed to enter into a joint defense agreement at that time.

Tax Sharing Agreement.  In order to allocate our responsibilities for taxes and certain other tax matters, we and Altria will enter into a tax sharing agreement prior to the Distribution. The tax sharing agreement will allocate, for pre-distribution periods, responsibility for taxes (including non-Federal income taxes) and any adjustments thereto, including the allocation of responsibility for potential taxes on the Distribution itself. In general, Altria will be responsible for the taxes attributable to Altria operations, and PMI will be responsible for the taxes attributable to PMI operations. With respect to any potential taxes resulting from the Distribution, responsibility for such tax will be allocated to the party that acted (or failed to act) in a manner which resulted in such tax.

Intellectual Property Agreement.  In the past, we and PM USA and our affiliates have entered into a series of cost sharing agreements to engage in jointly funded research and development work and as a result have created a significant body of jointly funded intellectual property. The current agreement expired in accordance with its terms on December 31, 2007. We are entering into an intellectual property agreement with PM USA, which will govern the ownership of intellectual property between us and PM USA prior to the Spin-off.

Ownership of the jointly funded intellectual property has been allocated as follows:

•	we own all rights to the jointly funded intellectual property outside the United States, its territories and possessions.

•	PM USA owns all rights to the jointly funded intellectual property in the United States, its territories and possessions.

Ownership of intellectual property related to patent applications and resulting patents based solely on the jointly funded intellectual property, regardless when filed or issued, will be exclusive to PM USA in the United States, its territories and possessions and exclusive to us everywhere else in the world.

The intellectual property agreement contains provisions concerning intellectual property that is independently developed by us or PM USA following the Distribution. For the first two years following the Distribution, if we or PM USA independently develop new intellectual property that satisfies certain conditions and is incorporated into a new product or included in a patent application, the new intellectual property will be subject to the geographic allocation described above. For ten years following the Distribution, independently developed intellectual property may be subject to rights under certain circumstances that would allow either us or PM USA a priority position to obtain the rights to the new intellectual property from the other party, with the price and other terms to be negotiated.

In the event of a dispute between us and PM USA under the intellectual property agreement, we have agreed to submit the dispute first, to negotiation between our senior executives, and then, to binding arbitration.

Employee Matters Agreement.  The employee matters agreement will provide that each of Altria and PMI will retain responsibility for its own employees and compensation plans. The agreement contains provisions concerning benefit protection for Altria employees who become our employees prior to December 31, 2008, treatment of holders of Altria stock options, restricted stock and deferred stock with respect to our stock, and cooperation between us and Altria in the sharing of employee information and maintenance of confidentiality. Liabilities arising under the employee matters agreement will be subject to the dispute resolution provisions of the distribution agreement.

Transition Services Agreement.  Altria Corporate Services, Inc. currently provides us with various services. Prior to the Distribution Date, we will enter into a new agreement with Altria Corporate Services, Inc. that will set forth the services to be provided to us for certain transition periods not to exceed twenty-four months following the Distribution. The transition services expected to be provided include consulting services related to risk management, benefit administration and information technology as well as the transfer of transaction processing (accounts payable and expense reports) for certain Latin American markets.

Treatment of Intercompany Accounts.  Under the terms of the distribution agreement, Altria will settle the net intercompany receivable account in cash within 30 days of the Distribution Date.

Conditions to the Spin-off.  We expect that the Distribution will be effective on March 28, 2008, provided that the conditions set forth under the caption “The Distribution—Distribution Conditions and Termination” have been satisfied by Altria in its sole and absolute discretion.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms that are included in our amended and restated articles of incorporation and our amended and restated bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our amended and restated articles of incorporation and our amended and restated bylaws, copies of forms of which we have filed as exhibits to the registration statement of which this Information Statement is a part, and by the provisions of applicable law. We encourage you to read our amended and restated articles of incorporation and our amended and restated bylaws.

Common Stock

Authorized Common Stock.  Our authorized capital stock consists of 6,000,000,000 shares of common stock, without par value, and 250,000,000 shares of preferred stock, without par value. We expect that approximately 2.109 billion shares of our common stock will be outstanding immediately following the Spin-off.

Authorized But Unissued Capital Stock.  Virginia law does not require stockholder approval for any issuance of authorized shares other than in connection with certain mergers to which we may be a party. However, the NYSE rules require stockholder approval of certain issuances of common stock or securities convertible into or exchangeable for common stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Voting.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Approval of an amendment of our articles of incorporation, a merger, a share exchange, a sale of all our property or a dissolution must be approved by a majority of all votes entitled to be cast.

Dividends.  The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our Board, subject to the preferential rights of any outstanding preferred stock.

Other Rights.  Upon our liquidation, dissolution or winding-up, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of our common stock will be entitled to receive a pro rata distribution of all of our assets and funds legally available for distribution.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any of our other securities.

Upon the Distribution, all of the outstanding shares of our common stock will be validly issued, fully paid and nonassessable.

Listing of Common Stock

Our common stock has been authorized to be listed on the NYSE under the trading symbol “PM.”

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Computershare Trust Company.

Following the Distribution, all inquiries regarding our common stock should be directed to the following:

Regular mail	Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078

Telephone	U.S. and Canada: 1-877-745-9350 Outside the U.S. and Canada: 1-781-575-4310

Preferred Stock

Our Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.

We have no present plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF VIRGINIA LAW,

OUR ARTICLES OF INCORPORATION AND OUR BYLAWS

Articles of Incorporation and Bylaw Provisions

Board of Directors; Removal; Vacancies. Virginia law provides that the Board of Directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

Our bylaws provide that the number of members of our Board of Directors shall be nine.

Under Virginia law, our Board of Directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors last elected by our stockholders; provided, that any decrease in the number of directors may not shorten any incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director.

Under Virginia law, a member of our Board of Directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of stockholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove the director.

Our bylaws provide that any vacancy occurring on our Board of Directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum.

Special Stockholder Meetings. Under our bylaws, only our Board of Directors or our chairman may call special meetings of stockholders.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Stockholder Nominations and Proposals. Our bylaws provide that, subject to the rights of holders of any outstanding shares of preferred stock, a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given, either by personal delivery or certified mail, to and received by, our Corporate Secretary not less than 120 nor more than 150 days before the first anniversary of the date of our proxy statement in connection with the last annual meeting of stockholders. The requirements for submitting stockholder nominations for our first annual stockholder meeting after the Spin-off are set forth below. Each notice must contain:

•	the name, age, business address and, if known, residential address of each nominee;

•	the principal occupation or employment of each nominee;

•	the number and class of capital shares of our stock beneficially owned by each nominee;

•	any other information relating to each nominee required by the SEC’s proxy rules; and

•	the written consent of each nominee to be named in our proxy statement and to serve as director if elected.

Our Corporate Secretary will deliver all notices to the Nominating and Corporate Governance Committee of our Board of Directors for review. After the review, our Nominating and Corporate Governance Committee will make its recommendation regarding nominees to our Board of Directors. Defective nominations will be disregarded.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our Corporate Secretary. To be timely, a stockholder’s notice must be given, either by personal delivery or by certified mail, to and received by, the Corporate Secretary not less than 120 days nor more than 150 days before the first anniversary of the date of our proxy statement in connection with the last annual meeting. The first annual meeting of our stockholders after the Spin-off is expected to be held in May of 2009. In order to be considered for inclusion in our proxy materials for the 2009 annual stockholders meeting, any proposals by stockholders must be received at Philip Morris International Inc., 120 Park Avenue, New York, New York 10017, Attention: Corporate Secretary, prior to December 15, 2008. The notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	the name and address of the stockholder proposing the business as they appear on our stock transfer books;

•	a representation that the stockholder is a stockholder of record and intends to appear in person or by proxy at the annual meeting to bring the business proposed in the notice before the meeting;

•	the class, series and number of our shares beneficially owned by the stockholder; and

•	any material interest of the stockholder in the business.

Business brought before an annual meeting that does not comply with these provisions will not be transacted.

Majority Voting for Directors

In order to be elected or re-elected as a director of our company in an uncontested election, each director-nominee must receive a majority of the votes cast with respect to his or her election at a meeting of stockholders for the election of directors at which a quorum is present. We also expect to adopt Corporate Governance Guidelines that will provide further that any nominee who is not elected in accordance with the foregoing provision must offer promptly in writing to submit his or her resignation to our Board of Directors. Our Nominating and Corporate Governance Committee will consider the offer and make a recommendation to the full Board as to whether to accept or reject the offer. The full Board will then consider all factors it deems relevant to the best interests of our company, make a determination and publicly disclose its decision and rationale within 90 days after certification of the election results. Any director who offers to resign pursuant to this provision will not participate in the Nominating and Corporate Governance Committee’s recommendation or Board of Directors’ action regarding whether to accept the resignation offer; provided, however, that if each member of the Nominating and Corporate Governance Committee fails to receive a sufficient vote for re-election, then the independent directors who did receive a sufficient vote will appoint a committee to consider the resignation offers and recommend to the Board of Directors whether to accept them. If the only directors who receive a sufficient vote for re-election constitute three or fewer directors, then all directors may participate in the action regarding whether to accept the resignation offers. An incumbent director who has offered to resign will promptly submit such resignation upon the Board of Directors’ acceptance of such offer. If a resignation offer is accepted or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to our bylaws or decrease the size of the Board of Directors.

In a contested election in which one or more nominees are properly proposed by stockholders, a director-nominee will be elected by a plurality of the votes cast in such election.

Limitation of Liability and Indemnification Matters. As permitted by Virginia law, our articles of incorporation provide that no director or officer shall be liable to us or our stockholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities laws.

Our articles of incorporation require us to indemnify any director, officer, or employee who was or is a party to a proceeding due to his or her status as our director, officer, or employee, or a director, officer or employee who was or is serving at our request as a director, officer, employee, manager, partner, trustee, or agent of another entity or employee benefit plan unless he or she was engaged in willful misconduct or a knowing violation of the criminal law. We have been informed that in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Anti-Takeover Statutes

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested stockholder, which is any holder of more than 10% of any class of its outstanding voting shares, for a period of three years following the date that such person became an interested stockholder, unless:

•	a majority of disinterested directors; and

•	the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested stockholder, approve the affiliated transaction.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested stockholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested stockholder by more than 5%. Because Altria currently owns 100% of our stock, the Virginia law provisions regulating affiliated transactions does not apply to Altria prior to the Distribution.

Control Share Acquisitions Statute. We have opted out of the Virginia anti-takeover law regulating control share acquisitions.

A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth;

•	one-third; or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless such rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares.

If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any stockholder who objects to a control share acquisition that is approved by a vote of disinterested stockholders and that gives the acquiring person control of a majority of the corporation’s voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

Indemnification of Directors and Officers. Virginia law permits us to indemnify our officers and directors in connection with certain actions, suits and proceedings brought against them if they acted in good faith and believed their conduct to be in our best interests and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Virginia law requires such indemnification when a director entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of our company, and further provides that we may make any further indemnity and additional provision for advances and reimbursement of expenses, if authorized by our articles of incorporation or stockholder-adopted bylaws, except an indemnity against willful misconduct or a knowing violation of the criminal law.

Virginia law establishes a statutory limit on liability of officers and directors for damages assessed against them in a suit brought by or in the right of our company or brought by or on behalf of stockholders of our company and authorizes us, with stockholder approval, to specify a lower monetary limit on liability in our articles of incorporation or bylaws; however, the liability of an officer or director will not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. Our articles of incorporation provide that an officer or director or former officer or director shall be indemnified to the full extent permitted by Virginia law as currently in effect or as hereafter amended in connection with any action, suit or proceeding brought by or in the right of our company or brought by or on behalf of our stockholders. Our articles of incorporation further provide for the elimination of the liability of our officer or director or former officer or director for monetary damages to us or our stockholders in any action, suit or proceeding, to the full extent permitted by Virginia law as currently in effect or as hereafter amended. In addition, we carry insurance on behalf of directors and officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the common stock being distributed by this Information Statement. This Information Statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website, www.pmintl.com/governance, and will be provided free of charge to any stockholders requesting a copy by writing to: Philip Morris International Inc., 120 Park Avenue, New York, New York 10017, Attention: Corporate Secretary.

We also maintain a website at www.pmintl.com. The information on our website is not, and shall not be deemed to be, a part of this Information Statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Altria. Neither the delivery of this Information Statement nor consummation of the Spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of Altria since the date of this Information Statement, or that the information in this Information Statement is correct as of any time after its date.

PHILIP MORRIS INTERNATIONAL INC.

AND SUBSIDIARIES

Consolidated Financial Statements as of

December 31, 2006 and 2007 and for Each of the

Three Years in the Period Ended December 31, 2007

PHILIP MORRIS INTERNATIONAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

    Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (the “Company”) at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 9 and 11 to the consolidated financial statements, Philip Morris International Inc. changed the manner in which it accounts for uncertain tax positions in fiscal 2007 and the manner in which it accounts for pension and postemployment plans in fiscal 2006, respectively.

/s/ PricewaterhouseCoopers LLP

New York, New York

January 28, 2008, except for Note 16 which is as of February 7, 2008

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	At December 31,
	2006	2007
ASSETS
Cash and cash equivalents	$1,676	$1,656
Receivables (less allowances of $15 in 2006 and 2007)	2,160	3,240
Inventories:
Leaf tobacco	3,168	4,018
Other raw materials	946	1,205
Finished product	2,961	4,109

	7,075	9,332
Deferred income taxes	263	311
Due from Altria Group, Inc. and affiliates	588	257
Other current assets	163	256

Total current assets	11,925	15,052

Property, plant and equipment, at cost:
Land and land improvements	500	590
Buildings and building equipment	2,749	3,345
Machinery and equipment	5,540	6,952
Construction in progress	673	798

	9,462	11,685
Less accumulated depreciation	4,224	5,250

	5,238	6,435
Goodwill	6,197	7,925
Intangible assets, net	1,627	1,906
Other assets	1,133	725

TOTAL ASSETS	$26,120	$32,043

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$419	$638
Current portion of long-term debt	145	91
Accounts payable	672	852
Accrued liabilities:
Marketing	406	475
Taxes, except income taxes	3,541	4,523
Employment costs	535	591
Other	539	729
Income taxes	578	478
Deferred income taxes	154	174

Total current liabilities	6,989	8,551

Long-term debt	2,222	5,578
Deferred income taxes	1,166	1,240
Employment costs	678	566
Other liabilities	798	707

Total liabilities	11,853	16,642

Contingencies (Note 14)

Common stock, no par value (150 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	1,265	1,265
Earnings reinvested in the business	12,526	12,448
Accumulated other comprehensive earnings	476	1,688

Total stockholder’s equity	14,267	15,401

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$26,120	$32,043

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of dollars, including earnings per share)

	For the Years Ended December 31,
	2005	2006	2007
Net revenues	$45,288	$48,260	$55,096
Cost of sales	7,645	8,153	8,720
Excise taxes on products	25,275	27,466	32,298

Gross profit	12,368	12,641	14,078
Marketing, administration and research costs	4,525	4,551	5,021
Italian antitrust charge		61
Asset impairment and exit costs	90	126	208
Gains on sales of businesses		(488)	(52)
Amortization of intangibles	18	23	28

Operating income	7,735	8,368	8,873
Interest expense, net	94	142	10

Earnings before income taxes and minority interest	7,641	8,226	8,863
Provision for income taxes	1,835	1,829	2,564

Earnings before minority interest	5,806	6,397	6,299
Minority interest in earnings, net of income taxes	186	251	273

Net earnings	$5,620	$6,146	$6,026

Earnings per share (Note 16)	$37.47	$40.97	$40.17

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Years Ended December 31, 2005, 2006 and 2007

(in millions of dollars, including per share amounts)

				Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Total Stockholder’s Equity
Balances, January 1, 2005	$—	$1,265	$11,222	$753	$(211)	$542	$13,029
Comprehensive earnings:
Net earnings			5,620				5,620
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(698)		(698)	(698)
Additional minimum pension liability, net of income taxes of $20					(31)	(31)	(31)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $14					58	58	58
Change in fair value of debt and equity securities, net of income taxes of $1					11	11	11

Total other comprehensive losses							(660)

Total comprehensive earnings							4,960

Dividends declared ($51.21 per share)			(7,682)				(7,682)

Balances, December 31, 2005	—	1,265	9,160	55	(173)	(118)	10,307

Comprehensive earnings:
Net earnings			6,146				6,146
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				934		934	934
Additional minimum pension liability, net of income taxes of $61					192	192	192
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3					(8)	(8)	(8)
Change in fair value of debt and equity securities, net of income taxes of $1					(11)	(11)	(11)

Total other comprehensive earnings							1,107

Total comprehensive earnings							7,253

Initial adoption of FASB Statement No. 158, net of income taxes (Note 11)					(513)	(513)	(513)
Dividends declared ($18.53 per share)			(2,780)				(2,780)

Balances, December 31, 2006	—	1,265	12,526	989	(513)	476	14,267

Comprehensive earnings:
Net earnings			6,026				6,026
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				809		809	809
Change in net loss and prior service cost, net of income taxes of $75					413	413	413
Change in fair value of derivatives accounted for as hedges, net of income taxes of $1					(10)	(10)	(10)

Total other comprehensive earnings							1,212

Total comprehensive earnings							7,238

Adoption of FIN 48			471				471
Dividends declared ($43.83 per share)			(6,575)				(6,575)

Balances, December 31, 2007	$—	$1,265	$12,448	$1,798	$(110)	$1,688	$15,401

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of dollars)

	For the Years Ended December 31,
	2005	2006	2007
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings	$5,620	$6,146	$6,026
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	527	658	748
Deferred income tax (benefit) provision	(746)	226	(21)
Minority interest in earnings, net	186	251	273
Italian antitrust charge		61
Gains on sales of businesses		(488)	(52)
Asset impairment and exit costs, net of cash paid	50	82	77
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	199	(88)	(867)
Inventories	(441)	(1,077)	(1,264)
Accounts payable	136	(58)	38
Income taxes	(27)	(1)	219
Accrued liabilities and other current assets	(237)	494	327
Pension plan contributions	(325)	(135)	(95)
Changes in amounts due from Altria Group, Inc. and affiliates	(22)	30	(27)
Other	238	135	207

Net cash provided by operating activities	5,158	6,236	5,589

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(736)	(886)	(1,072)
Proceeds from sales of businesses		520	87
Purchase of businesses, net of acquired cash	(4,932)	(4)	(1,519)
Other	46	(69)	(82)

Net cash used in investing activities	(5,622)	(439)	(2,586)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Net issuance (repayment) of short-term borrowings	333	(292)	2,387
Long-term debt proceeds	3,788		4,160
Long-term debt repaid	(2)	(2,194)	(3,381)
Changes in amounts due from Altria Group, Inc. and affiliates	763	104	370
Dividends paid to Altria Group, Inc.	(7,682)	(2,780)	(6,560)
Other	(164)	(255)	(345)

Net cash used in financing activities	(2,964)	(5,417)	(3,369)

Effect of exchange rate changes on cash and cash equivalents	(359)	87	346

Cash and cash equivalents:
(Decrease) increase	(3,787)	467	(20)
Balance at beginning of year	4,996	1,209	1,676

Balance at end of year	$1,209	$1,676	$1,656

Cash paid: Interest	$229	$371	$301

Income taxes	$1,667	$1,537	$2,215

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation:

Background:

Philip Morris International Inc. is a wholly-owned subsidiary of Altria Group, Inc. Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A., whose subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Throughout these financial statements, the term “PMI” refers to Philip Morris International Inc. and its subsidiaries.

On March 16, 2007, Altria Group, Inc. contributed its European Finance subsidiary to PMI. This contribution was treated as a transfer of an entity under common control and accordingly, all prior periods have been revised to reflect the transfer. This revision increased PMI’s stockholder’s equity at January 1, 2004 by approximately $184 million. This revision also increased PMI’s net cash used in financing activities by $1,454 million in 2005 and $20 million in 2006. The contribution of this entity did not have a significant impact on PMI’s consolidated statements of operations for any of the periods presented.

As further discussed in Note 16. Subsequent Event, on January 30, 2008, Altria Group, Inc.’s Board of Directors approved a tax-free distribution of all of its interest in PMI to the Altria Group, Inc. stockholders.

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions of goodwill and other intangible assets, marketing programs and income taxes. Actual results could differ from those estimates.

Certain subsidiaries of PMI report their results up to ten days before the end of December, rather than on December 31.

Principles of consolidation:

The consolidated financial statements include Philip Morris International Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Philip Morris International Inc. exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which Philip Morris International Inc. has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for under the cost method of accounting. All intercompany transactions and balances between and among Philip Morris International Inc. and its subsidiaries have been eliminated. Transactions between any of PMI’s businesses and Altria Group, Inc. and its affiliates are included in these consolidated financial statements.

Note 2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation, amortization and goodwill valuation:

Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2005, 2006 and 2007 was $509 million, $635 million and $720 million, respectively.

Definite life intangible assets are amortized over their estimated useful lives. PMI is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, the goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. In 2005, 2006 and 2007, PMI did not have to record a charge to earnings for an impairment of goodwill or intangible assets as a result of its annual review.

Goodwill and intangible assets, net, by segment were as follows (in millions):

	Goodwill		Intangible Assets, net
	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007
European Union	$1,307	$1,510	$65	$69
Eastern Europe, Middle East and Africa	657	714	164	205
Asia	3,778	4,033	1,339	1,457
Latin America	455	1,668	59	175

	$6,197	$7,925	$1,627	$1,906

Goodwill is due primarily to PMI’s acquisitions in Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan. The movements in goodwill and gross carrying amount of intangible assets are as follows (in millions):

	Goodwill	Intangible Assets
Balance at January 1, 2006	$5,571	$1,419
Changes due to:
Acquisitions	54	115
Currency	531	129
Other	41	10

Balance at December 31, 2006	6,197	1,673
Changes due to:
Acquisitions	1,558	202
Currency	183	8
Other	(13)	103

Balance at December 31, 2007	$7,925	$1,986

The increase in goodwill from acquisitions during 2006 was primarily related to the exchange of PMI’s interest in a beer business for 100% ownership of a cigarette company in the Dominican Republic. The increase in intangible assets from acquisitions during 2006 was related to PMI’s purchase of various trademarks from

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

British American Tobacco. The increase in goodwill and intangible assets from acquisitions during 2007 was primarily related to the preliminary allocation of the purchase price for PMI’s acquisitions in Mexico and Pakistan. The allocation is based upon preliminary estimates and assumptions and is subject to revision when appraisals are finalized in 2008.

Additional details of intangible assets were as follows (in millions):

	December 31, 2006		December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$1,285		$1,339
Amortizable intangible assets	388	$46	647	$80

Total intangible assets	$1,673	$46	$1,986	$80

Non-amortizable intangible assets substantially consist of brand names from PMI’s 2005 acquisition in Indonesia. Amortizable intangible assets consist primarily of certain trademarks and non-compete agreements associated with acquisitions. Pre-tax amortization expense for intangible assets during the years ended December 31, 2005, 2006 and 2007 was $18 million, $23 million and $28 million, respectively. Amortization expense for each of the next five years is estimated to be $30 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

Foreign currency translation:

PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholder’s equity. Certain PMI subsidiaries and branches, which operate in highly inflationary economies, translate non-monetary assets at historical rates and net monetary assets at current rates, with the resulting translation adjustments included in marketing, administration and research costs on the consolidated statements of earnings. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI recorded transaction losses of $34 million for the year ended December 31, 2005, and transaction gains of $62 million and $117 million for the years ended December 31, 2006 and 2007, respectively, which were recorded in marketing, administration and research costs on the consolidated statements of earnings.

Guarantees:

PMI accounts for guarantees in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 14. Contingencies for a further discussion of guarantees.

Hedging instruments:

Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

Impairment of long-lived assets:

PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Income taxes:

PMI accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” The accounts of PMI are included in Altria Group, Inc.’s consolidated United States federal income tax return, and federal income taxes are computed on a separate company basis. To the extent that PMI generates foreign tax credits, capital losses and other credits which could not be utilized on a separate company basis, but are utilized in Altria Group, Inc.’s consolidated United States federal income tax return, the resulting benefit is recognized in the calculation of PMI’s provision for income taxes. There were no such tax benefits for the years ended December 31, 2005, 2006 and 2007. PMI makes payments to, or is reimbursed by, Altria Group, Inc. for the tax effects resulting from its inclusion in Altria Group, Inc.’s consolidated United States federal income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in PMI’s consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, PMI adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, PMI recognized a $472 million decrease in unrecognized tax benefits, which resulted in an increase to stockholder’s equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

Inventories:

Inventories are stated at the lower of cost or market. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PMI adopted the provisions of SFAS No. 151, “Inventory Costs” prospectively as of January 1, 2006. SFAS No. 151 requires that abnormal idle facility expense, spoilage, freight and handling costs be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead costs to inventories be based on the normal capacity of the production facility. The effect of adoption did not have a material impact on PMI’s consolidated results of operations, financial position or cash flows.

Marketing costs:

PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to earnings as a percentage of sales, based on estimated sales and related expenses for the full year.

Revenue recognition:

PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. PMI includes excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales and were $447 million, $507 million and $576 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Software costs:

PMI capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on PMI’s consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

Stock-based compensation:

Certain employees of PMI participate in Altria Group, Inc.’s employee stock compensation plans. Effective January 1, 2006, PMI adopted the provisions of SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. The impact of adoption was not material.

At December 31, 2007, certain PMI employees held Altria Group, Inc. restricted stock, deferred stock, or options to purchase shares of Altria Group, Inc. common stock. For Altria Group, Inc. restricted stock and deferred stock, PMI records its allocated share of compensation costs in the consolidated statements of earnings. For employee stock options, beginning in 2006, PMI records its allocated share of compensation costs in the consolidated statements of earnings. Prior to 2006, no compensation expense was reflected in net earnings for employee stock options. See Note 3. Related Party Transactions for further discussion.

PMI previously accounted for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” which did not result in compensation cost for stock options in 2005.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the effect on net earnings if the fair value recognition provisions of SFAS No. 123 had been used to measure compensation expense for stock option awards for the year ended December 31, 2005:

For the Year Ended December 31, 2005
(in millions)
Net earnings, as reported	$5,620
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	(2)

Pro forma net earnings	$5,618

Altria Group, Inc. has not granted stock options to employees of PMI since 2002. The amounts shown above as stock-based compensation expense relate to Executive Ownership Stock Options (“EOSOs”). Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received EOSOs equal to the number of shares tendered. This feature ceased in March 2007. During the years ended December 31, 2005, 2006 and 2007, Altria Group, Inc. granted 167,168, 40,544 and 35,278 EOSOs, respectively, to PMI employees.

New Accounting Standards:

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) is effective for business combinations that close on or after January 1, 2009, the first day of PMI’s annual reporting period beginning after December 15, 2008. SFAS 141(R) requires the recognition of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree to be measured at fair value as of the acquisition date. Additionally, costs incurred to effect the acquisition are to be recognized separately from the acquisition and expensed as incurred.

Additionally, in December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 changes the reporting for minority interests by reporting these as noncontrolling interests within equity. Moreover, SFAS 160 requires that any transactions between an entity and a noncontrolling interest are to be accounted for as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented.

PMI is currently in the process of evaluating the impact of these pronouncements.

Note 3. Related Party Transactions:

Corporate services:

Altria Group, Inc.’s subsidiary, Altria Corporate Services, Inc., provides PMI with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to Altria Corporate Services, Inc. to provide such services and a management fee, were $163 million, $158 million and $127 million for the years ended December 31, 2005, 2006 and 2007, respectively. These costs were paid monthly to Altria Corporate Services, Inc. The cost and nature of the services

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are reviewed annually by PMI’s management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Altria Corporate Services, Inc., and that they reflect all services provided. The effects of these transactions are included in operating cash flows in PMI’s consolidated statements of cash flows. PMI plans to undertake independently all remaining services currently provided by Altria Corporate Services, Inc. in 2008.

Net amounts due from Altria Group, Inc. and affiliates (which are included in the consolidated balance sheets) were comprised of the following at December 31, 2006 and 2007:

	2006	2007
	(in millions)
Net receivables from Altria Group, Inc. and affiliates	$399	$111
Prepaid expense for services from Philip Morris USA Inc.	189	146

Due from Altria Group, Inc. and affiliates	$588	$257

Included above at December 31, 2006 was a short-term note receivable for 77 million euros ($101 million) which was paid in October 2007 and earned interest at a rate of 4.17%. The fair values of receivables from Altria Group, Inc. and affiliates at December 31, 2006 and 2007 approximate the amounts shown above.

See Note 9. Provision for Income Taxes regarding the impact to PMI of the closure of an Internal Revenue Service review of Altria Group, Inc.’s consolidated federal income tax return recorded during the first quarter of 2006.

Operations:

PMI has or had contracts with Philip Morris USA Inc., the U.S. tobacco subsidiary of Altria Group, Inc., for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services are generally based upon Philip Morris USA Inc.’s cost to provide such services, plus a service fee. The cost of leaf purchases is the market price of the leaf plus a service fee. Generally, fees are paid one month in advance of the receipt of services and are included in operating cash flows on PMI’s consolidated statements of cash flows. The cost and nature of these services are reviewed annually by PMI management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Philip Morris USA Inc. and that they reflect all services provided.

During 2005, 2006 and 2007, the goods and services purchased from Philip Morris USA Inc. were as follows:

	For the Years Ended December 31,
	2005	2006	2007
	(dollars and cigarettes in millions)
Contract manufacturing, cigarette volume	79,129	78,659	57,293

Contract manufacturing expense	$1,134	$1,171	$792
Research and development, net of billings to Philip Morris USA Inc.	46	54	75

Total pre-tax expense	$1,180	$1,225	$867

Leaf purchases	$429	$299	$458

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in the above were total service fees of $60 million, $60 million and $52 million for the years ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2006 and 2007, the prepaid expense for services from Philip Morris USA Inc., which represents amounts paid in advance for product and services, were $189 million and $146 million, respectively, and is included in due from Altria Group, Inc. and affiliates on PMI’s consolidated balance sheets.

Manufacturing Optimization Program

In June 2007, PMI decided to re-source that portion of its production sourced from PM USA under a contract manufacturing arrangement. PMI expects to shift all of its PM USA-sourced production, which approximates 57 billion cigarettes, to PMI facilities in Europe by October 2008.

Leasing activities:

A German subsidiary of PMI had several leveraged lease agreements related principally to transportation assets in Europe. These leveraged lease agreements were managed by Philip Morris Capital Corporation (“PMCC”), Altria Group, Inc.’s financial services subsidiary. During December 2007, these lease agreements were sold and PMI recorded a pre-tax gain of $52 million ($14 million after taxes) in the 2007 consolidated statement of earnings. As a result of this transaction, PMI no longer has and does not plan to make any future leveraged lease investments.

Stock-based compensation:

Certain PMI employees participate in Altria Group, Inc.’s stock compensation plans. At December 31, 2007, certain PMI employees held shares of Altria Group, Inc. restricted stock and deferred stock, or options to purchase shares of Altria Group, Inc. common stock.

On March 30, 2007 (the “Kraft Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Kraft Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft common stock for each share of Altria Group, Inc. common stock outstanding.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Kraft Distribution Date and (b) the distribution ratio of 0.692024; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

The new Kraft option has an exercise price equal to the Kraft market price at the time of the distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria Group, Inc. option divided by the Altria Group, Inc. market price immediately before the distribution ($87.81). The reduced exercise price of the adjusted Altria Group, Inc. option is determined by multiplying the Altria Group, Inc. market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 31, 2007, retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock. The amount of Kraft restricted stock or deferred stock awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and deferred stock will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 31, 2007, did not receive restricted stock or deferred stock of Kraft. Rather, they received additional deferred stock of Altria Group, Inc. to preserve the intrinsic value of the original award.

In connection with the Kraft spin-off, Altria Group, Inc. employee stock options were modified through the issuance of Kraft employee stock options and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding the aggregate intrinsic value of the option immediately after the spin-off was not greater than the aggregate intrinsic value of the option immediately before the spin-off. Due to the fact that the Black-Scholes fair values of the awards immediately before and immediately after the spin-off were equivalent, as measured in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), no incremental compensation expense was recorded as a result of the modification of the Altria Group, Inc. awards.

The following table summarizes the number of Altria Group, Inc. stock options held by PMI employees at December 31, 2007:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Altria Group, Inc. common stock:
Balance at January 1, 2007	6,041,874	$33.45
Granted	35,278	63.47
Exercised	(1,961,951)	37.78
Employee transfers	(4,788)	30.52

Balance/Exercisable at December 31, 2007	4,110,413	31.54	2 years	$181 million

As more fully described above, the weighted average exercise price of stock options shown in the table above was reduced as a result of the Kraft spin-off.

The weighted-average grant date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $14.43, $12.42 and $16.46, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was approximately $120 million, $85 million and $80 million, respectively.

Effective January 1, 2006, Altria Group, Inc. adopted the provisions of SFAS No. 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. Pre-tax compensation cost related to Altria Group, Inc. stock options totaled $1 million for each of the years ended December 31, 2006 and 2007.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Altria Group, Inc. previously applied the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, no compensation expense had been recognized in 2005 other than for restricted stock awards. Had compensation expense for stock option awards been determined by using the fair value at the grant date, PMI’s net earnings would have been $5,618 million for the year ended December 31, 2005.

The impact of compensation cost was determined using a modified Black-Scholes methodology and the following weighted average assumptions for Altria Group, Inc. common stock:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2005	3.90%	4 years	33.37%	4.43%
2006	4.74	4	25.49	4.35
2007	4.49	4	27.94	4.07

Altria Group, Inc. has not granted stock options to employees of PMI since 2002. The amount discussed above with respect to stock-based compensation expense relates to EOSOs. Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received EOSOs equal to the number of shares tendered. This feature ceased in March 2007. During the years ended December 31, 2005, 2006 and 2007, Altria Group, Inc. granted 167,168, 40,544 and 35,278 EOSOs, respectively, to PMI employees. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant.

In addition, Altria Group, Inc. has granted shares of its restricted stock and deferred stock to eligible PMI employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. Such shares are subject to forfeiture if certain employment conditions are not met. During 2005, 2006 and 2007, Altria Group, Inc. granted 930,300, 898,380, and 1,068,714 shares, respectively, of restricted stock and deferred stock to PMI employees. Restrictions on the restricted stock and deferred stock generally lapse on the third anniversary of the grant date. The fair value of the restricted stock and deferred stock at the date of grant is amortized to expense ratably over the restriction period as charges from Altria Group, Inc. PMI recorded compensation expense for restricted stock and deferred stock of $45 million, $55 million and $55 million, for the years ended December 31, 2005, 2006 and 2007, respectively. The unamortized compensation expense related to Altria Group, Inc.’s restricted stock and deferred stock granted to PMI employees was $73 million at December 31, 2007 and is expected to be recognized over a weighted average period of 2 years.

Restricted stock and deferred stock activity for the year ended December 31, 2007 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2007	2,569,670	$63.89
Granted	1,068,714	65.59
Vested	(884,584)	56.12
Forfeited, net of employee transfers	(251,872)	66.09

Balance at December 31, 2007	2,501,928	67.13

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2007, Altria Group, Inc. issued 0.8 million deferred shares to eligible PMI employees. Restrictions on these shares lapse in the first quarter of 2010. The market value per share was $87.36 on the date of grant. Recipients of these Altria Group, Inc. deferred shares did not receive restricted stock or deferred stock of Kraft upon the Kraft spin-off. Rather, they received approximately 0.3 million additional deferred shares of Altria Group, Inc. to preserve the intrinsic value of the original award, and accordingly, the grant date fair value per share, in the table above, related to this grant was reduced.

The grant price information for restricted stock and deferred stock awarded prior to January 31, 2007 reflects historical market prices which are not adjusted to reflect the Kraft spin-off. As discussed more fully above, as a result of the Kraft spin-off, holders of restricted stock and deferred stock awarded prior to January 31, 2007 retained their existing award and received restricted stock or deferred stock of Kraft’s Class A common stock.

The weighted–average grant date fair value of the restricted stock and deferred stock granted during the years ended December 31, 2005, 2006 and 2007 was $58 million, $66 million and $70 million, respectively, or $62.02, $74.02 and $65.59 per restricted or deferred share, respectively. The total fair value of the restricted stock and deferred stock vested during the years ended December 31, 2005, 2006 and 2007 was $0.1 million, $91 million and $76 million, respectively.

Note 4. E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, this agreement has been signed by 26 of the 27 member states. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $136 million, $95 million and $100 million were recorded in cost of sales in 2005, 2006 and 2007, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Asset Impairment and Exit Costs:

During 2005, 2006 and 2007 pre-tax asset impairment and exit costs consisted of the following (in millions):

	2005	2006	2007
Separation programs:
European Union	$30	$99	$137
Eastern Europe, Middle East and Africa	14	2	12
Asia	7	19	28
Latin America	4	1	18

Total separation programs	55	121	195

Asset impairment:
European Union	19	5
Eastern Europe, Middle East and Africa	5
Asia	9
Latin America	2

Total asset impairment	35	5	—

General corporate			13

Asset impairment and exit costs	$90	$126	$208

During 2005, 2006 and 2007, PMI announced plans for the streamlining of various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through December 31, 2007, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, PMI recorded pre-tax charges of $90 million, $126 million and $195 million for the years ended December 31, 2005, 2006 and 2007, respectively. The 2005 pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. The 2006 pre-tax charges included $57 million of costs related to the Munich, Germany factory closure. The 2007 pre-tax charges primarily related to severance costs. Pre-tax charges, primarily related to severance, of approximately $65 million related to these previously announced plans are expected during 2008.

In 2007, general corporate pre-tax charges of $13 million were related to fees associated with the Spin-off, as discussed more fully in Note 16. Subsequent Event.

Cash payments related to exit costs at PMI were $40 million, $44 million and $131 million for the years ended December 31, 2005, 2006 and 2007, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million.

The streamlining of these various functions and operations is expected to result in the elimination of approximately 3,400 positions. As of December 31, 2007, approximately 2,400 of these positions have been eliminated.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The movement in the exit cost liabilities for PMI was as follows (in millions):

Liability balance, January 1, 2006	$40
Charges	121
Cash spent	(44)
Currency/other	(7)

Liability balance, December 31, 2006	110
Charges	208
Cash spent	(131)
Currency/other	15

Liability balance, December 31, 2007	$202

Note 6. Acquisitions:

Sampoerna:

In March 2005, a subsidiary of PMI acquired 40% of the outstanding shares of PT HM Sampoerna Tbk (“Sampoerna”), an Indonesian tobacco company. In May 2005, PMI purchased an additional 58%, for a total of 98%. The total cost of the transaction was approximately $4.8 billion, including Sampoerna’s cash of approximately $0.3 billion and debt of the U.S. dollar equivalent of approximately $0.2 billion. The purchase price was primarily financed through PMI’s credit facilities discussed further in Note 7. Short-Term Borrowings and Borrowing Arrangements.

The acquisition of Sampoerna allowed PMI to enter the profitable kretek cigarette category in Indonesia. Sampoerna’s financial position and results of operations have been fully consolidated with PMI as of June 1, 2005. From March 2005 to May 2005, PMI recorded equity earnings in Sampoerna. During the years ended December 31, 2005, 2006 and 2007, Sampoerna contributed $1,348 million, $3,191 million and $3,599 million, respectively, of net revenues, $315 million, $608 million and $593 million, respectively, of operating income and $128 million, $249 million and $268 million, respectively, of net earnings.

During 2006, the allocation of purchase price relating to the acquisition of Sampoerna was completed. Assets purchased consist primarily of non-deductible goodwill of $3.5 billion, other intangible assets (largely indefinite-lived brand names) of $1.3 billion, inventories of $0.5 billion and property, plant and equipment of $0.4 billion. Liabilities assumed in the acquisition consist principally of long-term debt of $0.3 billion and accrued liabilities.

Holdings in the Dominican Republic:

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on the sale of $488 million. The operating results of ELJ’s cigarette subsidiary from November 2006 to December 31, 2006, and for the year ended December 31, 2007, the amounts of which were not material, were included in PMI’s operating results in the respective years.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mexico:

In November 2007, PMI acquired an additional 30% stake in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased PMI’s ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% stake in the business. PMI also entered into an agreement with Grupo Carso which provides the basis for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% in the future. This agreement will be valued as part of the allocation of purchase price.

Assets purchased consist primarily of goodwill of $1.2 billion, inventories of $168 million, property, plant and equipment of $157 million and other intangible assets (primarily brands) of $32 million. Liabilities assumed in the acquisition consist principally of accrued liabilities. These amounts represent the preliminary allocation of purchase price and are subject to revision when appraisals are finalized in 2008.

Other:

During 2005, PMI acquired a 98% stake in Coltabaco, the largest tobacco company in Colombia, for approximately $300 million.

In the fourth quarter of 2006, PMI purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

During the first quarter of 2007, PMI acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), and completed a mandatory tender offer for the remaining shares, which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

The effects of these other acquisitions, in the aggregate, were not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 7. Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2006 and 2007, PMI’s short-term borrowings and related average interest rates consisted of the following (in millions):

	December 31, 2006		December 31, 2007
	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
364-day term loan facility	$—	—%	$2,205	5.1%
Bank loans	419	8.2	638	7.1
Amount reclassified as long-term debt			(2,205)

	$419		$638

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day.

At December 31, 2007, $2,205 million of short-term borrowings that PMI expects to remain outstanding at December 31, 2008 were reclassified as long-term debt.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of PMI’s short-term borrowings at December 31, 2006 and 2007, based upon current market interest rates, approximate the amounts disclosed above.

As discussed in Note 6. Acquisitions, the purchase price of the Sampoerna acquisition was primarily financed through PMI’s euro 4.5 billion bank credit facilities arranged in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments had since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. On December 4, 2007, PMI entered into new credit agreements consisting of a $3.0 billion five-year revolving credit facility, a $1.0 billion 3-year revolving credit facility and a euro 1.5 billion 364-day term loan facility. On December 4, 2007, PMI borrowed euro 1.5 billion under the new term loan facility to repay the debt outstanding under its 2005 term loan facility. These facilities, which are not guaranteed by Altria Group, Inc., require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2007, PMI’s ratio calculated in accordance with the agreements was 44.6 to 1.0. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral.

At December 31, 2007, credit lines for PMI, and the related activity, were as follows (in billions of dollars):

	December 31, 2007
Type	Credit Lines	Amount Drawn	Lines Available
364-day term loan, expiring 12/2/08	$2.2	$2.2	$—
3-year revolving credit, expiring 12/4/10	1.0	0.6	0.4
5-year revolving credit, expiring 12/4/12	3.0		3.0
5-year revolving credit, expiring 5/12/10	2.9	2.4	0.5

	$9.1	$5.2	$3.9

In addition to the above, PMI maintains credit lines with a number of lending institutions, to fund, on a short-term basis, the local working capital requirements of several subsidiaries. These credit lines amounted to approximately $2.6 billion at December 31, 2007. Borrowings from these lines of credit amounted to $419 million and $638 million at December 31, 2006 and 2007, respectively.

Note 8. Long-Term Debt:

At December 31, 2006 and 2007, PMI’s long-term debt consisted of the following (in millions):

	2006	2007
Short-term borrowings, reclassified as long-term debt	$—	$2,205
Notes, 5.34% to 5.57% (average interest rate 5.44%), due 2010		1,360
Foreign currency obligations:
Euro notes payable, 4.80% to 5.22% (average interest rate 5.05%), due 2010	1,965	1,698
Other foreign (average interest rate 4.69%), due through 2013	402	406

	2,367	5,669
Less current portion of long-term debt	(145)	(91)

	$2,222	$5,578

Other foreign debt above also includes $222 million and $278 million at December 31, 2006 and 2007, respectively, of capital lease obligations associated with the expansion of PMI’s vending machine distribution in Japan.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows (in millions):

2008	$91
2009	194
2010	3,112
2011	34
2012	23
2013	10

Based on market quotes, where available, or interest rates currently available to PMI for issuance of debt with similar terms and remaining maturities, the aggregate fair value of PMI’s long-term debt, including the current portion of long-term debt, at December 31, 2006 and 2007, approximated the book value of the debt.

Note 9. Provision for Income Taxes:

Provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2005	2006	2007
	(in millions)
Provision for income taxes:
United States federal:
Current	$897	$16	$560
Deferred	(713)	202	72

	184	218	632
State and local	(20)	(53)	7

Total United States	164	165	639

Outside United States:
Current	1,704	1,640	2,018
Deferred	(33)	24	(93)

Total outside United States	1,671	1,664	1,925

Total provision for income taxes	$1,835	$1,829	$2,564

United States income tax is primarily attributable to dividend repatriation costs and certain intercompany royalty arrangements.

At December 31, 2007, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $11 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested.

In October 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, PMI (in coordination with Altria Group, Inc.) repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The United States Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, Altria Group, Inc. reimbursed PMI in cash for unrequired federal tax reserves of $450 million. PMI also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006.

The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the IRS. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2000 onward), Russia (2005 onward) and Switzerland (2005 onward). PMI is currently under examination in various foreign jurisdictions.

As previously discussed in Note 2. Summary of Significant Accounting Policies, on January 1, 2007, PMI adopted the provisions of FIN 48. As a result, PMI recognized a $472 million decrease in unrecognized tax benefits, which resulted in an increase to stockholder’s equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2007 is as follows (in millions):

Balance at January 1, 2007	$165
Additions based on tax positions related to the current year	25
Reductions for tax positions of prior years	(17)
Settlements	(10)

Balance at December 31, 2007	$163

Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

	January 1, 2007	December 31, 2007
	(in millions)
Unrecognized tax benefits	$165	$163
Accrued interest and penalties	26	53
Tax credits and other indirect benefits	(56)	(36)

Liability for tax contingencies	$135	$180

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $110 million and $129 million at January 1, 2007 and December 31, 2007, respectively. The remainder, if recognized, would principally affect deferred taxes.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of January 1, 2007, PMI had $26 million of accrued interest and penalties. The accrued interest and penalties increased to $53 million at December 31, 2007. For the year ended December 31, 2007, PMI recognized in its consolidated statement of earnings $19 million of interest and penalties.

It is reasonably possible that within the next 12 months certain foreign and U.S. state examinations will be resolved, which could result in a decrease in unrecognized tax benefits, and interest and penalties of approximately $8 million and $3 million, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons:

	For the Years Ended December 31,
	2005	2006	2007
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Benefit related to dividend repatriation under the Jobs Act	(4.5)
Benefit principally related to reversal of federal and state reserves on conclusion of IRS audit		(5.9)
Foreign rate differences	(6.4)	(7.6)	(9.4)
Reversal of tax reserves no longer required Dividend repatriation cost	(0.3 0.6)	(1.3 1.1)	2.8
Other	(0.4)	0.9	0.5

Effective tax rate	24.0%	22.2%	28.9%

In 2006, the tax provision included the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved within that fiscal year. In 2007, PMI recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The tax provision in 2007 also includes the reversal of tax accruals of $41 million no longer required.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
	2006	2007
	(in millions)
Deferred income tax assets:
Accrued postemployment benefits	$47	$49
Accrued pension costs	144	43
Other	178	180

Total deferred income tax assets	369	272

Deferred income tax liabilities:
Trade names	(385)	(451)
Property, plant and equipment	(271)	(308)
Unremitted earnings	(288)	(462)
Leveraged leases	(229)

Total deferred income tax liabilities	(1,173)	(1,221)

Net deferred income tax liabilities	$(804)	$(949)

PMI’s deferred income taxes resulted in net deferred income tax liabilities of $804 million and $949 million at December 31, 2006 and 2007, respectively. These amounts were recognized in PMI’s consolidated balance sheets as current assets of $263 million and $311 million at December 31, 2006 and 2007, respectively, other assets of $253 million and $154 million at December 31, 2006 and 2007, respectively, current liabilities of $154

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million and $174 million at December 31, 2006 and 2007, respectively, and long-term liabilities of $1,166 million and $1,240 million at December 31, 2006 and 2007, respectively.

Note 10. Segment Reporting:

PMI’s subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI’s reportable segments are European Union; Eastern Europe, Middle East and Africa; Asia; and Latin America.

PMI’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and intangible assets, net, are disclosed in Note 2. Summary of Significant Accounting Policies. The accounting policies of the segments are the same as those described in Note 2.

Segment data were as follows:

	For the Years Ended December 31,
	2005	2006	2007
	(in millions)
Net revenues:
European Union	$23,874	$23,752	$26,682
Eastern Europe, Middle East and Africa	8,869	9,972	12,149
Asia	8,609	10,142	11,099
Latin America	3,936	4,394	5,166

Net revenues	$45,288	$48,260	$55,096

Earnings before income taxes and minority interest:
Operating companies income:
European Union	$3,934	$3,516	$4,173
Eastern Europe, Middle East and Africa	1,635	2,065	2,427
Asia	1,793	1,869	1,802
Latin America	463	1,008	520
Amortization of intangibles	(18)	(23)	(28)
General corporate expenses	(72)	(67)	(73)
Gain on sale of leasing business			52

Operating income	7,735	8,368	8,873
Interest expense, net	(94)	(142)	(10)

Earnings before income taxes and minority interest	$7,641	$8,226	$8,863

Items affecting the comparability of results from operations were as follows:

•

Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Gains on Sales of Businesses – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic. See Note 6. Acquisitions for additional information. During 2007, PMI sold its leasing business, managed by PMCC, for a pre-tax gain of $52 million ($14 million after-taxes).

•

Inventory Sale in Italy – During the first quarter of 2005, PMI made a one-time inventory sale to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the European Union segment. During the second quarter of 2005, the new distributor reduced its inventories, resulting in lower shipments for PMI. The net impact of these actions was a benefit to the European Union’s pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•	Asset Impairment and Exit Costs – See Note 5. Asset Impairment and Exit Costs, for a breakdown of asset impairment and exit costs by segment.

	For the Years Ended December 31,
	2005	2006	2007
	(in millions)
Depreciation expense:
European Union	$211	$217	$270
Eastern Europe, Middle East and Africa	162	186	209
Asia	100	193	194
Latin America	36	39	47

Total depreciation expense	$509	$635	$720

Capital expenditures:
European Union	$351	$501	$575
Eastern Europe, Middle East and Africa	231	165	202
Asia	123	181	236
Latin America	31	39	59

Total capital expenditures	$736	$886	$1,072

	At December 31,
	2005	2006	2007
	(in millions)
Long-lived assets:
European Union	$2,711	$2,891	$3,477
Eastern Europe, Middle East and Africa	1,319	1,416	1,596
Asia	1,215	1,302	1,521
Latin America	681	622	499

	5,926	6,231	7,093
Other	214	140	67

Total long-lived assets	$6,140	$6,371	$7,160

Long-lived assets consist of non-current assets other than goodwill and intangible assets, net.

Total net revenues attributable to customers located in Germany, PMI’s largest market, were $7.6 billion, $7.7 billion and $8.0 billion for the years ended December 31, 2005, 2006 and 2007, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Benefit Plans:

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. PMI adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. PMI’s pension plans are measured at September 30 of each year. PMI will adopt the measurement date provision in 2008 and will record the impact of the measurement date change, which is not expected to be significant, as an adjustment to retained earnings.

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
		(in millions)
Deferred income taxes	$262	$1	$263
Other current assets	259	(96)	163
Total current assets	12,020	(95)	11,925
Other assets	1,200	(67)	1,133
Total assets	26,282	(162)	26,120

Accrued liabilities—employment costs	536	(1)	535
Total current liabilities	6,990	(1)	6,989
Deferred income taxes	1,233	(67)	1,166
Employment costs	259	419	678
Total liabilities	11,502	351	11,853

Accumulated other comprehensive earnings	989	(513)	476
Total stockholder’s equity	14,780	(513)	14,267
Total liabilities and stockholder’s equity	26,282	(162)	26,120

The amounts recorded in accumulated other comprehensive earnings/losses at December 31, 2006 consisted of the following:

	Pension	Postemployment	Total
		(in millions)
Net losses	$(533)	$(61)	$(594)
Prior service cost	(37)		(37)
Net transition obligation	(2)		(2)
Deferred income taxes	98	22	120

Initial adoption of SFAS No. 158	$(474)	$(39)	$(513)

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts recorded in accumulated other comprehensive earnings/losses at December 31, 2007 consisted of the following:

	Pension	Postemployment	Total
		(in millions)
Net losses	$(24)	$(78)	$(102)
Prior service cost	(31)		(31)
Net transition obligation	(11)		(11)
Deferred income taxes	17	27	44

Amounts to be amortized	$(49)	$(51)	$(100)

The movements in other comprehensive earnings/losses during the year ended December 31, 2007 were as follows:

	Pensions	Postemployment	Total
		(in millions)
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$25	$7	$32
Prior service cost	5		5
Other income/expense:
Net losses	5		5
Deferred income taxes	(6)	(2)	(8)

	29	5	34

Other movements during the year:
Net losses	479	(24)	455
Prior service cost	1		1
Net transition obligation	(9)		(9)
Deferred income taxes	(75)	7	(68)

	396	(17)	379

Total movements in other comprehensive earnings/ losses	$425	$(12)	$413

Pension coverage for employees of PMI’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. PMI provides health care and other benefits to substantially all retired U.S. employees through its participation in Altria Group, Inc.’s postretirement plan. Altria Group, Inc. is responsible for the liability under this plan. PMI’s allocated cost of this plan was $2 million, $5 million and $4 million in 2005, 2006 and 2007, respectively. Health care benefits for retirees outside the United States are generally covered through local government plans.

PMI’s U.S. salaried employees participate in defined benefit and defined contribution retirement plans, and postretirement healthcare plans sponsored by Altria Group, Inc., which is responsible for the liabilities under these plans. Based on the participation of its salaried employees, PMI’s allocated cost of these benefit plans aggregated to $15 million, $16 million and $10 million in 2005, 2006 and 2007, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plans

Obligations and Funded Status

The non-U.S. benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2006 and 2007, were as follows:

	2006	2007
	(in millions)
Benefit obligation at January 1	$3,123	$3,323
Service cost	139	136
Interest cost	112	131
Benefits paid	(77)	(135)
Termination, settlement and curtailment	(11)	22
Assumption changes	(195)	(406)
Actuarial losses	53	20
Currency	206	338
Other	(27)	48

Benefit obligation at December 31	3,323	3,477

Fair value of plan assets at January 1	2,557	3,066
Actual return on plan assets	253	238
Employer contributions	135	95
Employee contributions	29	30
Benefits paid	(77)	(138)
Termination, settlement and curtailment	(10)	(15)
Actuarial (losses) gains	(9)	91
Currency	188	320

Fair value of plan assets at December 31	3,066	3,687

Net pension (liability) asset recognized at December 31	$(257)	$210

PMI’s pension plans resulted in a net pension liability of $257 million and a net pension asset of $210 million at December 31, 2006 and 2007, respectively. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2006 and 2007, as follows:

	2006	2007
	(in millions)
Other assets	$98	$408
Accrued liabilities—employment costs	(10)	(8)
Employment costs	(345)	(190)

	$(257)	$210

The accumulated benefit obligation for PMI’s pension plans was $2,766 million and $2,974 million at December 31, 2006 and 2007, respectively.

For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $185 million, $165 million and $42 million, respectively, as of December 31, 2006, and $217 million, $200 million and $45 million, respectively, as of December 31, 2007. The majority of these plans cannot be funded under local tax regulations.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following weighted-average assumptions were used to determine PMI’s benefit obligations under the non-U.S. plans at December 31:

	2006	2007
Discount rate	3.88%	4.66%
Rate of compensation increase	3.21%	3.26%

The discount rate for PMI’s non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost for non-U.S. pension plans consisted of the following:

	For the Years Ended December 31,
	2005	2006	2007
	(in millions)
Service cost	$126	$139	$136
Interest cost	113	112	131
Expected return on plan assets	(162)	(190)	(219)
Amortization:
Net losses	23	37	25
Prior service cost	6	5	5
Termination, settlement and curtailment	2	2	42

Net periodic pension cost	$108	$105	$120

Early retirement programs resulted in additional termination benefits of $2 million in 2005, $2 million in 2006 and $42 million in 2007.

The amounts included in termination, settlement and curtailment in the table above for the year ended December 31, 2007 were comprised of the following changes:

2007
(in millions)
Benefit obligation	$22
Fair value of plan assets	15
Other comprehensive earnings/losses:
Net losses	5

$42

The estimated net loss and prior service cost for PMI’s pension plans that is expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2008 are $8 million and $6 million, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following weighted-average assumptions were used to determine PMI’s net pension cost for non-U.S. plans:

	For the Years Ended December 31,
	2005	2006	2007
Discount rate	4.20%	3.56%	3.88%
Expected rate of return on plan assets	7.21%	7.26%	7.05%
Rate of compensation increase	3.49%	3.17%	3.21%

PMI’s expected rate of return on plan assets for non-U.S. plans is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Plan Assets

The percentage of fair value of pension plan assets of the non-U.S. plans at December 31, 2006 and 2007, was as follows:

	2006	2007
Asset Category:
Equity securities	60%	59%
Debt securities	37	37
Real estate	2	3
Other	1	1

Total	100%	100%

PMI’s investment strategy for non-U.S. plans is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the actual asset allocations of the plans are virtually identical to their respective asset policy targets.

PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes as PMI’s contributions and monthly benefit payments are made.

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded non-U.S. plans. Currently, PMI anticipates making contributions of approximately $97 million in 2008 to its non-U.S. plans, based on current tax law. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI’s non-U.S. pension plans at December 31, 2007, were as follows (in millions):

2008	$124
2009	131
2010	137
2011	141
2012	147
2013 - 2017	885

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
	2005	2006	2007
	(in millions)
Service cost	$4	$8	$7
Interest cost		8	9
Amortization of net loss	5	7	7
Other expense	50	142	226

Net postemployment costs	$59	$165	$249

During 2005, 2006 and 2007, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2008 is approximately $8 million.

PMI’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2006 and 2007 were as follows:

	2006	2007
	(in millions)
Accrued postemployment costs at January 1	$140	$331
Service cost	8	7
Interest cost	8	9
Benefits paid	(87)	(180)
Actuarial losses	120	25
Other	142	226

Accrued postemployment costs at December 31	$331	$418

The accrued postemployment costs were determined using a discount rate of 8.2% and 8.3% in 2006 and 2007, respectively, an assumed ultimate annual turnover rate of 2.0% and 2.4% in 2006 and 2007, respectively, assumed compensation cost increases of 4.5% in 2006 and 2007, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Additional Information:

	For the Years Ended December 31,
	2005	2006	2007
		(in millions)
Research and development expense	$285	$304	$362

Advertising expense	$463	$421	$429

Interest expense	$325	$371	$268
Interest income	(231)	(229)	(258)

Interest expense, net	$94	$142	$10

Rent expense	$201	$205	$237

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2007, were as follows (in millions):

2008	$74
2009	58
2010	30
2011	17
2012	20
Thereafter	154

$353

Note 13. Financial Instruments:

Derivative financial instruments:

PMI operates in markets outside of the United States, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage its foreign currency exposure. Derivative financial instruments are used by PMI, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings currently.

PMI uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Japanese yen, Swiss franc, euro, Turkish lira, Russian ruble and Indonesian rupiah. At December 31, 2006 and 2007, PMI had contracts with

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aggregate notional amounts of $3.1 billion and $6.9 billion, respectively. The effective portion of unrealized gains and losses associated with qualifying contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on PMI’s consolidated statement of earnings. A portion of PMI’s foreign currency swaps, while effective as economic hedges, do not qualify for hedge accounting and therefore the unrealized gains (losses) relating to these contracts are reported in PMI’s consolidated statement of earnings. For the years ended December 31, 2005, 2006 and 2007, the unrealized gain (loss) with regard to the contracts that do not qualify for hedge accounting was insignificant.

During the years ended December 31, 2005, 2006 and 2007, ineffectiveness related to fair value hedges and cash flow hedges was not material. PMI is hedging forecasted transactions for periods not exceeding the next twelve months. At December 31, 2007, PMI expects an insignificant amount of gains reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months.

PMI designates certain foreign currency denominated forwards as net investment hedges of foreign operations. During the year ended December 31, 2007, these hedges of net investments resulted in gains of $19 million, net of income taxes. These gains were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2005, 2006 and 2007, as follows:

	2005	2006	2007
	(in millions)
(Loss) gain as of January 1	$(50)	$ 8	$—
Derivative (gains) losses transferred to earnings	(12)	(24)	11
Change in fair value	70	16	(21)

Gain (loss) as of December 31	$8	$—	$(10)

Credit exposure and credit risk:

PMI is exposed to credit loss in the event of nonperformance by counterparties. While PMI does not anticipate nonperformance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.

Fair value:

The aggregate fair value, based upon current market interest rates, of PMI’s total debt at December 31, 2006 and 2007, approximated its carrying value of $2.8 billion and $6.3 billion, respectively.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. PMI anticipates that the adoption of this statement will not have a material impact on its financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened against PMI and/or its subsidiaries, and indemnitees of its subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax.

It is possible that there could be adverse developments in pending cases against PMI and its subsidiaries. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. However, as discussed below, PMI to date has been largely successful in defending tobacco-related litigation.

PMI and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

It is possible that PMI’s consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, PMI and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that they have valid defenses to the litigation pending against them, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, PMI and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of PMI to do so.

The table below lists the number of tobacco-related cases pending against PMI and/or its subsidiaries or indemnitees of its subsidiaries as of December 31, 2005, 2006 and 2007:

Type of Case	Number of Cases Pending as of December 31, 2005	Number of Cases Pending as of December 31, 2006	Number of Cases Pending as of December 31, 2007
Individual Smoking and Health Cases	137	137	136
Smoking and Health Class Actions	3	2	3
Health Care Cost Recovery Actions	4	3	8
Lights Class Actions	2	2	2
Individual Lights Cases (small claims court)(1)	23	23	2,026
Public civil actions	0	0	9

(1)	The 2,026 cases are all pending in small claims court in Italy where the maximum damage award claimed is approximately one thousand euros per case.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 249 individual smoking and health, Lights and health care cost recovery cases in which PMI and/or a subsidiary was a defendant have been dismissed. In addition, eight cases have been decided in favor of plaintiffs. Four of these cases have subsequently reached final resolution in favor of PMI, and four remain on appeal. To date, PMI has paid total judgments of approximately six thousand euros. These payments were made in order to appeal three Italian small claims cases, one of which was subsequently reversed on appeal and two of which remain on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against PMI, its subsidiaries or indemnitees.

The table below lists the verdicts and post-trial developments in the two pending cases (excluding two individual cases on appeal from Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
February 2004	Brazil/ADESF	Class Action	The Civil Court of Sao Paulo ruled in favor of the plaintiff and indicated that there would be a second phase of the case, at which those individuals who are members of the class could file their claims to prove causation and damages. The class was not defined in the ruling.	In April 2004, the trial court issued a decision that clarified that the amount of “moral damages” is R$1,000 (approximately $560) for each smoker per year of consumption, adjusted for inflation with an interest rate of 1% per month as of the date of the opinion. In May 2004, Philip Morris Brasil appealed to the Sao Paulo Court of Appeals. Philip Morris Brasil’s motion to stay execution of the judgment was granted by the trial court, pending the outcome of its appeal. The parties are currently awaiting decisions on various appeals.

October 2003	Brazil/Da Silva	Individual Smoking and Health	The Court of Appeal of Rio Grande do Sul reversed the trial court ruling in favor of Philip Morris Brasil and awarded plaintiffs R$768,000 (approximately $433,000).	In December 2004, a larger panel of the Court of Appeal of Rio Grande do Sul overturned the adverse decision. Plaintiff has appealed to the Supreme Court. The appeal is pending.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pending claims related to tobacco products generally fall within the following categories:

Smoking and Health Litigation: These cases primarily allege personal injury and are brought on behalf of individual plaintiffs or on behalf of a class of individual plaintiffs. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statutes of limitations.

As of December 31, 2007, there were a number of smoking and health cases pending against PMI’s subsidiaries or indemnitees of its subsidiaries, as follows:

•

136 cases brought against PMI’s subsidiaries (133) or indemnitees (3) on behalf of individuals in Argentina (57), Australia (2), Brazil (51), Chile (12), Costa Rica (1), Finland (3), Greece (1), Italy (4), the Philippines (1), Poland (3), and Scotland (1), compared with 137 such cases on December 31, 2006, and 137 cases on December 31, 2005; and

•

3 cases brought on behalf of classes of individual plaintiffs against PMI’s subsidiary in Brazil (2) and against its subsidiary and an indemnitee of its subsidiary in Israel, compared with 2 such cases on December 31, 2006, and 3 cases on December 31, 2005.

The individual cases in Finland, alleging personal injuries as a result of smoking, are set for trial in March 2008.

In one of the class actions pending in Brazil, in which PMI’s subsidiary and another member of the industry are defendants, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $560) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class cannot be currently estimated. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

A second class action was filed in Brazil, in which PMI’s subsidiary is a defendant, by the Public Prosecutor of the State of Sao Paulo. The plaintiff is seeking:

•	unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives;

•	unspecified damages on behalf of people exposed to environmental tobacco smoke, or ETS, nationwide, and their relatives; and

•	reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 27 States, approximately 5,000 Municipalities, and the Federal District.

While PMI’s subsidiary has not yet been served, the judge has authorized the claim to be served. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of Sao Paulo only.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the purported class action pending in Israel, in which PMI’s subsidiary and an indemnitee of its subsidiary are defendants, plaintiff seeks compensation for a class of approximately 500,000 smokers for the cost of past and future smoking cessation treatment. The claim was dismissed in May 2007 on statute of limitations grounds. Plaintiff has appealed to the Supreme Court, but failed to deposit the bond necessary to proceed with the appeal. Consequently, in January 2008, the Supreme Court dismissed the appeal. The plaintiff may seek reconsideration of the dismissal of the appeal.

Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, including health care funds, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statutes of limitations.

As of December 31, 2007, there were a total of 8 health care cost recovery cases pending against PMI, its subsidiaries and indemnitees of its subsidiaries, compared with 3 such cases on December 31, 2006, and 4 cases on December 31, 2005, as follows:

•	2 cases brought against PMI in Canada (1) and against PMI, its subsidiary and an indemnitee of its subsidiary in Israel (1); and

•	6 cases brought in Nigeria (5) and Spain (1) against PMI’s subsidiaries.

In the case in Canada, in which PMI and other members of the industry are defendants, the government of the province of British Columbia brought a claim based upon legislation that the province had enacted authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, or will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. PMI and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge and the case is in the early stages of litigation. Trial is set for September 6, 2010.

In the case in Israel, in which PMI, its subsidiary, and an indemnitee of its subsidiary, together with other members of the industry are defendants, a private health care provider brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990-1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

In Nigeria, the governments of four states filed separate claims against PMI’s subsidiary and other members of the tobacco industry, seeking reimbursement of the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, plus punitive damages. The cases are all in the early stages of litigation and the defendants have filed various preliminary motions which the courts are yet to rule upon. PMI conducts no business in Nigeria.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, in October 2007, the Federal High Court of Nigeria granted the Attorney General of the Federation of Nigeria leave to serve a health care cost reimbursement claim against PMI’s subsidiary and other members of the tobacco industry. The Attorney General is seeking reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, various injunctive relief, plus punitive damages. PMI’s subsidiary has not yet been served with the claim.

In Spain, the government of the region of Andalucia filed a claim in February 2002 against PMI’s subsidiary and other members of the industry, seeking reimbursement for the cost of treating certain of its citizens for various smoking related illnesses. In May 2004, the first instance court dismissed the case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in Administrative Court. The plaintiffs have appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiff filed notice that it intended to pursue its claim in the Administrative Court against the State. Because they were defendants in the original proceeding, PMI’s subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. On September 20, 2007, the plaintiff filed its complaint in Administrative Court. The Ministry of Economy, on behalf of the State, filed its preliminary objections to the claim. In October 2007, PMI’s subsidiary and other interested parties filed their comments in response to the Ministry of Economy’s objections. In November 2007, the Administrative Court dismissed the claim. The plaintiff has asked the Administrative Court to reconsider its decision dismissing the case.

Lights Cases: These cases, brought on behalf of individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term “lights” constitutes fraudulent and misleading conduct. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs in these cases seek various forms of relief including restitution, and compensatory and other damages. Defenses raised in these cases include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2007, there were a number of lights cases pending against PMI’s subsidiaries and indemnitees of a subsidiary, as follows:

•

1 case brought on behalf of a class of individual plaintiffs against PMI’s subsidiary and indemnitees of its subsidiary in Israel, compared with 1 such case on December 31, 2006, and 1 case on December 31, 2005;

•

1 case brought against an indemnitee of PMI’s subsidiary and other members of the industry on behalf of a class of individual plaintiffs in Israel, compared with 1 such case on December 31, 2006, and 1 such case on December 31, 2005; and

•

2,026 cases brought against PMI’s subsidiaries on behalf of individuals in the equivalent of small claims courts in Italy where the maximum damages claimed are approximately one thousand euros per case, compared with 23 such cases on December 31, 2006, and 23 cases on December 31, 2005.

In the first case listed above, in which PMI’s subsidiary and indemnitees of its subsidiary are defendants, plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that Lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of Lights cigarettes and compensation for distress for each class member. Hearings will take place in November 2008 for the court to decide whether the case meets the legal requirements necessary to allow it to proceed as a class action.

The claims in the second case listed above are similar to those in the first case discussed above; the second case is currently stayed pending a ruling in the first case.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions. There are nine public civil actions pending against PMI’s subsidiaries in Argentina (1), Brazil (3), Colombia (4), and Turkey (1).

Other Litigation: Other litigation includes an antitrust suit and various tax cases:

•	Antitrust: 1 case brought on behalf of a class of individual plaintiffs against PMI and other members of the industry alleging price-fixing in the state of Kansas in the United States; and

•

Tax: In Brazil, there are 102 tax cases involving Philip Morris Brasil relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Thirty-seven of these cases are under administrative review by the relevant fiscal authorities and sixty-five are under judicial review by the courts.

Third-Party Guarantees

At December 31, 2007, PMI’s third-party guarantees, which are primarily related to excise taxes, were $50 million, of which $45 million have no specific expiration dates. The remainder expire through 2011, with no guarantees expiring during 2008. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2007, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

Note 15. Quarterly Financial Data (Unaudited):

	2006 Quarters
	1st	2nd	3rd	4th
	(in millions, including earnings per share)
Net revenues	$11,801	$12,310	$12,703	$11,446

Gross profit	$3,121	$3,276	$3,311	$2,933

Net earnings	$1,750	$1,402	$1,382	$1,612

Earnings per share	$11.67	$9.34	$9.21	$10.75

	2007 Quarters
	1st	2nd	3rd	4th
	(in millions, including earnings per share)
Net revenues	$13,268	$13,948	$14,232	$13,648

Gross profit	$3,428	$3,591	$3,687	$3,372

Net earnings	$1,445	$1,483	$1,725	$1,373

Earnings per share	$9.63	$9.89	$11.50	$9.15

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2006 and 2007, PMI recorded the following pre-tax charges or (gains) in net earnings:

	2006 Quarters
	1st	2nd	3rd	4th
	(in millions)
Italian antitrust charge	$61	$—	$—	$—
Gain on sale of business				(488)
Asset impairment and exit costs	2	21	65	38

	$63	$21	$65	$(450)

	2007 Quarters
	1st	2nd	3rd	4th
	(in millions)
Asset impairment and exit costs	$62	$76	$15	$55
Gain on sale of leasing business				(52)

	$62	$76	$15	$3

Note 16. Subsequent Event:

On January 30, 2008, the Altria Group, Inc. Board of Directors announced that Altria Group, Inc. plans to spin off all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution of all the PMI shares owned by Altria Group, Inc. will be made on March 28, 2008 (the “Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria Group, Inc. will distribute one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the Record Date. Following the Distribution Date, Altria Group, Inc. will not own any shares of PMI common stock. Altria Group, Inc. intends to adjust its current dividend so that its stockholders who retain their Altria Group, Inc. and PMI shares will receive, in the aggregate, the same dividend dollars as before the Distribution Date. Following the distribution, PMI’s initial annualized dividend rate will be $1.84 per common share and Altria Group, Inc.’s initial annualized dividend rate will be $1.16 per common share. All decisions regarding future dividends will be made independently by the Altria Group, Inc. Board of Directors and the PMI Board of Directors, for their respective companies. In addition, on January 30, 2008, the Altria Group, Inc. Board of Directors approved a $13.0 billion two-year share repurchase program for PMI. The program is expected to begin in May 2008.

Stock Compensation

Holders of Altria Group, Inc. stock options will be treated similarly to public stockholders and will, accordingly, have their stock awards split into two instruments. Holders of Altria Group, Inc. stock options will receive the following stock options, which, immediately after the Spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•	a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the Distribution Date; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 30, 2008, will retain their existing awards and will receive the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by Altria Group, Inc. after the Distribution Date, will receive additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by PMI after the Distribution Date, will receive substitute shares of PMI deferred stock to preserve the intrinsic value of the award.

To the extent that employees of the remaining Altria Group, Inc. receive PMI stock options, Altria Group, Inc. will reimburse PMI in cash for the Black-Scholes fair value of the stock options to be received. To the extent that PMI employees hold Altria Group, Inc. stock options, PMI will reimburse Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria Group, Inc. receive PMI deferred stock, Altria Group, Inc. will pay to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees hold Altria Group, Inc. restricted stock or deferred stock, PMI will reimburse Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria Group, Inc. stock awards outstanding at December 31, 2007, the net amount of these reimbursements is estimated to be approximately $427 million from Altria Group, Inc. to PMI. However, this estimate is subject to change as stock awards vest (in the case of restricted and deferred stock) or are exercised (in the case of stock options) prior to the Record Date.

Other Matters

As part of the Spin-off, PMI will pay to Altria Group, Inc. $4.0 billion in special dividends in addition to PMI’s normal dividends to Altria Group, Inc. PMI paid $3.1 billion of these special dividends in 2007. PMI expects to pay the additional $900 million in the first quarter of 2008.

PMI is currently included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies are recorded as liabilities on the balance sheet of ALG (the parent company). Prior to the distribution of PMI shares, ALG will reimburse PMI in cash for these liabilities, which are $97 million.

A subsidiary of ALG currently provides PMI with certain corporate services at cost plus a management fee. After the Distribution Date, PMI will undertake these activities, and services provided to PMI will cease in 2008. All intercompany accounts will be settled in cash.

Certain employees of PMI participate in the U.S. benefit plans offered by Altria Group, Inc. After the PMI Distribution Date, the benefits previously provided by Altria Group, Inc. will be provided by PMI. As a result, new plans will be established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities will be transferred to the new plans. The transfer of these benefits will result in PMI recording an additional liability of approximately $98 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($37 million) and the corresponding SFAS 158 adjustment to stockholder’s equity ($23 million). Altria Group, Inc. will pay PMI a corresponding amount of $38 million in cash, which is net of the related tax benefit.

Currently, PMI’s financial statements portray earnings per share based on the 150 shares of PMI stock held by ALG. The distribution ratio for the Spin-off is one share of PMI stock for each share of ALG stock. ALG shares for diluted earnings per share were 2,090 million, 2,105 million and 2,116 million for the years ended December 31, 2005, 2006 and 2007, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholder of

    Philip Morris International Inc. and Subsidiaries:

Our audit of the consolidated financial statements referred to in our report dated January 28, 2008, except for Note 16, which is as of February 7, 2008, appearing in this Registration Statement on Form 10 also included an audit of the financial statement schedule appearing in Item 15(a) of this Form 10. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York

January 28, 2008, except for Note 16, which is as of February 7, 2008

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2005, 2006 and 2007

(in millions)

Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
			(a)	(b)
2005:
Allowance for doubtful accounts	$19	$4	$(2)	$3	$18

2006:
Allowance for doubtful accounts	$18	$3	$—	$6	$15

2007:
Allowance for doubtful accounts	$15	$5	$1	$6	$15

Notes:

(a)	Primarily related to currency translation.

(b)	Represents charges for which allowances were created.